As filed with the Securities and Exchange Commission on April 30, 2010
File Nos. 333-62298 and 811-10401

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**FORM N-1A**

| | | |
|---|---|---|
| REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 | | [X] |
| Pre-Effective Amendment No. | | [ ] |
| Post-Effective Amendment No. | 190 | [X] |

AND/OR

| | | |
|---|---|---|
| REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 | | [X] |
| Amendment No. | 192 | |

**TRUST FOR PROFESSIONAL MANAGERS**
(Exact Name of Registrant as Specified in Charter)

615 East Michigan Street
Milwaukee, Wisconsin 53202
(Address of Principal Executive Offices) (Zip Code)

(414) 287-3338
(Registrant's Telephone Number, including Area Code)

Rachel A. Spearo, Esq.
U.S. Bancorp Fund Services, LLC
615 East Michigan Street, 2nd Floor
Milwaukee, Wisconsin 53202
(Name and Address of Agent for Service)

Copies to:

Carol A. Gehl, Esq.
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, Wisconsin 53202
(414) 273-3500

As soon as practicable after this Registration Statement is declared effective.
(Approximate Date of Proposed Public Offering)

It is proposed that this filing will become effective (check appropriate box):

[ ] immediately upon filing pursuant to paragraph (b).
[X] on April 30, 2010 pursuant to paragraph (b)
[ ] 60 days after filing pursuant to paragraph (a)(1).
[ ] on (date) pursuant to paragraph (a)(1).
[ ] 75 days after filing pursuant to paragraph (a)(2).
[ ] on (date) pursuant to paragraph (a)(2) of Rule 485.

If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

**Explanatory Note:** This Post-Effective Amendment No. 190 to the Registration Statement of Trust for Professional Managers is being filed to add the audited financial statements and certain related financial information for the fiscal year ended December 31, 2009 and to respond to SEC comments for Marketfield Fund.



**MARKETFIELD FUND**
**(MFLDX)**

**Prospectus**

**April 30, 2010**

THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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**Marketfield Fund**
A series of Trust for Professional Managers (the "Trust")

## <u>TABLE OF CONTENTS</u>

## Summary Section

**Investment Objective.** The investment objective of Marketfield Fund (the "Fund") is capital appreciation and income.

**Fees and Expenses of the Fund.** This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

**Shareholder Fees**
*(fees paid directly from your investment)*

| | |
|---|---|
| Redemption Fee (as a percentage of amount redeemed on shares held 60 days or less) | 1.00% |

**Annual Fund Operating Expenses**
*(expenses that you pay each year as a percentage of the value of your investment)*

| | | |
|---|---|---|
| Management Fees | | 1.40% |
| Other Expenses | | 1.18% |
|     Dividends on Short Positions | 0.35% | |
|     Income Tax Expenses | 0.33% | |
|     Remainder of Other Expenses | 0.50% | |
| Acquired Fund Fees and Expenses | | 0.08% |
| Total Annual Fund Operating Expenses[1] | | 2.66% |
|     Less: Fee Waiver/Expense Reimbursement | | 0.15% |
| Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement[2] | | 2.51% |

[1] Total Annual Fund Operating Expenses do not correlate to the Ratio of Expenses to Average Net Assets found within the "Financial Highlights" section of this Prospectus, because acquired fund fees and expenses are not included in the ratio.

[2] Pursuant to an operating expense limitation agreement between the Fund's investment adviser, Marketfield Asset Management, LLC (the "Adviser") and the Fund, the Adviser has agreed to waive its management fees and/or to reimburse expenses of the Fund to ensure that Total Annual Fund Operating Expenses (exclusive of income tax expenses, dividends on short positions and acquired fund fees and expenses) do not exceed 1.75% of the Fund's average annual net assets, at least through August 31, 2011 and for an indefinite period thereafter, subject to annual reapproval of the agreement by the Board of Trustees of the Trust (the "Board of Trustees"). This operating expense limitation agreement may be terminated at any time by, or with the consent of, the Board of Trustees. The Adviser is permitted to seek reimbursement from the Fund, subject to limitations, for fees that it waived and Fund expenses that it paid.

**Example.** This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and that you then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| | One Year | Three Years | Five Years | Ten Years |
|---|---|---|---|---|
| With Income Tax Expenses | $254 | $782 | $1,335 | $2,846 |
| Without Income Tax Expenses | $221 | $682 | $1,169 | $2,513 |

**Portfolio Turnover.** The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the Example, affect the Fund's performance. During the fiscal period June 1, 2009 to December 31, 2009, the Fund's portfolio turnover rate was 78.10% of the average value of its portfolio.

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**Principal Investment Strategies.**  To achieve the Fund's investment objective, the Adviser will allocate the Fund's assets among investments in equity securities, fixed-income securities and other investment companies, including exchange-traded funds ("ETFs"), in proportions consistent with the Adviser's evaluation of their expected risks and returns.  In making these allocations, the Adviser considers various factors, including macroeconomic conditions, corporate earnings at a macroeconomic level, anticipated inflation and interest rates, consumer risk and its perception of the outlook of the capital markets as a whole.  A macroeconomic strategy focuses on broad trends and is generally distinguished from a strategy that focuses on the prospects of particular companies or issuers.  The Adviser may allocate the Fund's investments between equity and fixed-income securities at its discretion, without limitation.

The Fund's investments in fixed-income securities normally consist of investment grade corporate bonds and debentures, mortgage-backed and asset-backed securities, U.S. Treasury obligations, municipal securities, obligations issued by the U.S. Government and its agencies or instrumentalities, and convertible securities.  The Fund may also invest in zero-coupon bonds, without limitation.  In addition, the Fund may invest up to 30% of its net assets in high-yield fixed-income securities commonly referred to as "junk bonds."  The fixed-income securities in which the Fund invests may have maturities of any length and may have variable and floating interest rates.

The Fund's equity securities investments may include common and preferred stocks of U.S. companies of any size.  In addition, the Fund may invest up to 50% of its net assets in equity or fixed-income options, futures contracts and convertible securities and may invest up to 30% of its net assets in swap agreements.  Additionally, with respect to 50% of the Fund's net assets, the Fund may engage in short sales of index-related and other equity securities to reduce its equity exposure or to profit from an anticipated decline in the price of the securities sold short.

The Fund may invest up to 50% of its net assets in equity securities of foreign companies of any size, including up to 35% of its net assets in securities issued by corporations or governments located in developing or emerging markets.  The Fund's investments in foreign securities may include, but are not limited to, American Depositary Receipts ("ADRs"), European Depositary Receipts ("EDRs") and Global Depositary Receipts ("GDRs"), including up to 35% of its net assets in securities issued by corporations or governments located in developing or emerging markets.

The Fund may borrow money from banks or other financial institutions to purchase securities, which is commonly known as "leveraging," in an amount not to exceed one-third of its total assets, as permitted by the Investment Company Act of 1940, as amended (the "1940 Act"), and may also engage in securities lending to earn income.

Security selection for the Fund is driven by the Adviser's "top-down" analysis of economic issues, investor sentiment and investment flows.  Once the Adviser has identified a theme that either benefits or disadvantages a specific sector or country, it seeks to implement an investment strategy that is appropriate for the Fund.  In some cases, the Adviser utilizes a sector- or country-specific ETF that offers exposure to a broad range of securities.  In other situations, the Adviser may select a single issue that is perceived to be particularly germane to a specific concern or a small group of issues with characteristics that match the goal of creating portfolio exposure to a macroeconomic theme.

**Principal Risks.**  In addition to possibly not achieving your investment goals, you could lose money by investing in the Fund.  The principal risks of investing in the Fund are:

· *Management Risk*.  The risk that the Adviser's investment strategies for the Fund may not result in an increase in the value of your investment or in overall performance equal to other investments.

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- *General Market Risk*.  The risk that the value of the Fund's shares will fluctuate based on the performance of the Fund's investments and other factors affecting the capital markets generally.
- *Equity Securities Risk*.  The risk that common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change.  Preferred stock is subject to the risk that the dividend on the stock may be changed or passed by the issuer and that participation in the growth of an issuer may be limited.
- *Convertible Securities Risk.*  The risk that the market value of a convertible security will perform the same as a regular fixed-income security; that is, if market interest rates rise, the value of the convertible security falls.  In the event of a liquidation of the issuing company, holders of convertible securities would be paid after the company's creditors but before the company's common shareholders.  Consequently, an issuer's convertible securities generally may be viewed as having more risk than its debt securities but less risk than its common stock.
- *Large-Cap Company Risk.*  The risk that larger, more established companies may be unable to respond quickly to new competitive challenges, such as changes in consumer tastes or innovative smaller competitors.  Also, large-cap companies are sometimes unable to attain the high growth rates of successful smaller companies, especially during extended periods of economic expansion.
- *Micro-Cap, Small-Cap and Mid-Cap Company Risk.*  The risk that the securities of micro-cap, small-cap and mid-cap companies may be more volatile and less liquid than the securities of large-cap companies.
- *Other Investment Companies Risk.*  You will indirectly bear fees and expenses charged by underlying funds in addition to the Fund's direct fees and expenses.  As a result, there is a risk that your cost of investing in the Fund will be higher than the cost of investing directly in the underlying fund shares.
- *Exchange-Traded Funds Risk.*  There are risks relating to investments in ETFs that do not apply to investments in conventional mutual funds, including that the market price of the ETF's shares may trade at a discount to their net asset value or that an active trading market for an ETF's shares may not develop or be maintained.
- *Fixed-Income Securities Risk.*  The risk that fixed-income securities may lose value because of interest rate changes.  Fixed-income securities with longer maturities are subject to greater price shifts as a result of interest rate changes than fixed-income securities with shorter maturities.  There is also the risk that a bond issuer may call, or repay, its high-yielding bonds or "junk bonds" before their maturity dates.  Fixed-income securities subject to prepayment may offer less potential for gains during a declining interest-rate environment and similar or greater potential for loss in a rising interest-rate environment.  On the other hand, rising interest rates may cause prepayments of the securities to decrease, extending the life of mortgage-backed and asset-backed securities with lower payment rates.  Fixed-income securities are generally subject to credit risk, which is the risk that an issuer will not make timely payments of principal and interest.  Limited trading opportunities for certain fixed-income securities may make it more difficult to sell or buy the security at a favorable price or time.
- *Zero-Coupon Bond Risk*.  Because zero-coupon securities bear no interest and compound semiannually at the rate fixed at the time of issuance, their value generally is more volatile than the value of other fixed-income securities.  An investment in zero-coupon and delayed interest securities may cause the Fund to recognize income, and therefore the Fund may be required to make distributions to shareholders before the Fund receives any cash payments on its investment.
- *Foreign Securities and Currency Risk.*  The risk of investments in foreign issuers involve risks not generally associated with investments in the securities of U.S. companies, including changes in currency exchange rates, unstable political, social and economic conditions, a lack of adequate or accurate issuer information, differences in the way securities markets operate, less secure international banks or securities depositories than those in the U.S. and foreign controls on investment. In addition, particular international country economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rates of inflation, capital reinvestment, resources self-sufficiency, diversification and balance of payments.  These risks may be greater in emerging markets and in less developed countries.

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- *Mortgage-Backed and Asset-Backed Securities Risk*. The risk that falling interest rates could cause faster-than-expected prepayments of the obligations underlying mortgage-backed and asset-backed securities, which prepayments the Fund would have to reinvest at lower interest rates. Rising interest rates could cause prepayments of the obligations to decrease, extending the life of mortgage-backed and asset-backed securities with lower payment rates.
- *Municipal Securities Risk*. The risk that local political and economic factors may adversely affect the value and liquidity of municipal securities held by the Fund. The value of municipal securities also may be affected more by supply and demand factors or the creditworthiness of the issuer than by market interest rates. Repayment of municipal securities depends on the ability of the issuers or the projects backing such securities to generate taxes or revenues.
- *U.S. Government and U.S. Agency Obligations Risk*. The risk that the U.S. Government may not provide financial support to its agencies or instrumentalities (including government-sponsored enterprises) that issue or guarantee certain securities if it is not obligated to do so.
- *Derivative Securities Risk*. The risk that the Fund's use of derivatives will cause losses due to the unexpected effect of market movements on a derivative's price, because the derivatives do not perform as anticipated or are not correlated with the performance of other investments or if the Fund is unable to liquidate a position because of an illiquid secondary market.
- *Swap Agreement Risk*. The risk that a swap contract may not be assigned without the consent of the counterparty, which may result in losses in the event of a default or bankruptcy of the counterparty.
- *Short Sales Risk*. Short-sale strategies are riskier than long investment strategies. The primary risk of short sales is that the Fund could incur potentially unlimited losses. If the value of a security sold short increases prior to the scheduled delivery date, the Fund will incur a loss because it will have to replace the borrowed security by purchasing it at a higher price.
- *Leverage Risk*. The risk that, because the Fund may borrow money from banks or other financial institutions to purchase securities, the Fund's exposure to fluctuations in the prices of these securities is increased in relation to the extent of its leverage.
- *Tax Risks*. The Fund did not qualify to be taxed as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for the Fund's short tax year beginning June 1, 2009 and ending December 31, 2009 (the "Short Tax Year"), and instead the Fund was taxed for that short period as a C corporation. A C corporation does not qualify for the special tax treatment accorded a RIC, which generally permits RICs to avoid entity level taxes. Instead, a C corporation is taxed (at the standard federal corporate income tax rate, currently up to 35%, plus any applicable state or local taxes) to the extent of its income and net capital gains, if any. In addition, there is the risk that some Fund investment strategies, including transactions in options and futures contracts, may be subject to special tax rules, the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund's securities, convert long-term capital gains into short-term capital gains or convert short-term capital losses into long-term capital losses.
- *Securities Lending Risk*. When the Fund engages in securities lending, the principal risk is that the other party to a securities lending agreement will default on its obligations.
- *High Portfolio Turnover Rate Risk*. The risk that a high portfolio turnover rate (100% or more) may result in increased brokerage transaction costs and the realization by the Fund, and hence the distribution to shareholders, of a greater amount of capital gains than if the Fund had a lower portfolio turnover rate. A high turnover rate may mean that you would have a higher tax liability.

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**Performance.** The bar chart demonstrates the risks of investing in the Fund by showing changes in the Fund's performance from year to year. The Average Annual Total Returns table also demonstrates these risks by showing how the Fund's average annual returns compare with those of a broad measure of market performance. The Fund's past performance, before and after taxes, is not necessarily an indication of how it will perform in the future. Updated performance information is available on the Fund's website at http://www.marketfield.com/mktfldforms.htm or by calling the Fund toll-free at 1-888-236-4298.

**Calendar Year Total Return as of December 31**



During the period of time shown in the bar chart, the Fund's highest quarterly return was 15.89% for the quarter ended June 30, 2009, and the lowest quarterly return was -13.05% for the quarter ended December 31, 2008.

**Average Annual Total Returns**
**(for the Periods Ended December 31, 2009)**

|  | 1 Year | Since Inception (7/31/07) |
|---|---|---|
| **Marketfield Fund** |  |  |
| Return Before Taxes | 31.08% | 7.28% |
| Return After Taxes on Distributions | 31.08% | 7.28% |
| Return After Taxes on Distributions and Sale of Fund Shares | 20.20% | 6.23% |
| **S&P 500® Index** | 26.46% | -8.30% |
| (reflects no deduction for fees, expenses or taxes) |  |  |

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown. Furthermore, the after-tax returns shown are not relevant to shareholders who hold their shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

**The Adviser.** Marketfield Asset Management, LLC is the Fund's investment adviser.

**Portfolio Manager.** Michael C. Aronstein, the President of the Adviser, has managed the Fund since its inception in July 2007.

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**Purchase and Sale of Fund Shares.**  You may conduct transactions by mail addressed to Marketfield Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, Wisconsin 53201-0701, by telephone at 1-888-236-4298, or through a financial intermediary.  You may also purchase or redeem Fund shares by wire transfer.  Purchases and redemptions by telephone are permitted if you have previously established these options for your account.  Investors who wish to purchase or redeem Fund shares through a financial intermediary should contact the financial intermediary directly.  The minimum initial investment is $25,000.  The minimum investment for subsequent investments is $100.

**Tax Information.**  The Fund's distributions are taxable and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.

**Payments to Broker-Dealers and Other Financial Intermediaries.**  If you purchase Fund shares through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may compensate the intermediary for the sale of Fund shares and related services.  These payments may create conflicts of interest by influencing the intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary's website for more information.

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## Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

**Investment Objective**

The investment objective of the Fund is capital appreciation and income.

**Principal Investment Strategies**

To achieve the Fund's investment objective, the Adviser will allocate the Fund's assets among investments in equity securities, fixed-income securities and other investment companies, including ETFs, in proportions consistent with the Adviser's evaluation of their expected risks and returns. In making these allocations, the Adviser considers various factors, including macroeconomic conditions, corporate earnings at a macroeconomic level, anticipated inflation and interest rates, consumer risk and its perception of the outlook of the capital markets as a whole. The Adviser may allocate the Fund's investments between equity and fixed-income securities at its discretion, without limitation.

The Fund's investments in fixed-income securities normally consist of investment grade corporate bonds and debentures, mortgage-backed and asset-backed securities, U.S. Treasury obligations, municipal securities, obligations issued by the U.S. Government and its agencies or instrumentalities, and convertible securities. The Fund may also invest in zero-coupon bonds, without limitation. In addition, the Fund may invest up to 30% of its net assets in high-yield fixed-income securities or "junk bonds" that are rated BB or lower by Standard & Poor's Rating Services or Ba or lower by Moody's Investors Service, Inc., or if unrated, securities deemed by the Adviser to be of comparable quality. Such securities are considered to be below "investment grade." Generally, lower-rated securities pay higher yields than more highly rated securities to compensate investors for the higher risk. The fixed-income securities in which the Fund invests may have maturities of any length and may have variable and floating interest rates.

The Fund's equity securities investments may include common and preferred stocks of U.S. companies of any size. In addition, the Fund may also invest up to 50% of its net assets in equity or fixed-income options, futures contracts and convertible securities, and may invest up to 30% of its net assets in swap agreements (including currency, equity and interest-rate swaps). Additionally, with respect to 50% of the Fund's net assets, the Fund may engage in short sales of index-related and other equity securities to reduce its equity exposure or to profit from an anticipated decline in the price of the securities sold short.

The Fund may invest up to 50% of its net assets in foreign securities, including up to 35% of its net assets in securities issued by corporations or governments located in developing or emerging markets. The Fund's investments in foreign securities may include, but are not limited to, ADRs, EDRs and GDRs, which are certificates typically issued by a bank or trust company that represent one or more shares of a foreign security, or a fraction of a share, that give their holders the right to obtain the securities issued by a foreign company that the shares represent.

The Fund may borrow money from banks or other financial institutions to purchase securities, which is commonly known as "leveraging," in an amount not to exceed one-third of its total assets, as permitted by the 1940 Act. Leveraging allows the Fund to generate a return, or may cause it to incur a loss, that is larger than what would be generated on the invested capital without leverage, thus changing small market movements into larger changes in the value of the investments of the Fund. The Fund may also engage in securities lending to earn income.

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The Adviser selects the Fund's investments using macroeconomic analysis and by seeking value in investment opportunities consistent with generating an absolute return. An absolute return differs from a relative return because it is concerned with the return of a particular asset over a given period of time rather than in comparison to any other measure or benchmark. Macroeconomic analysis focuses on broad trends and is generally distinguished from a strategy that focuses on the prospects of particular companies or issuers. The Adviser will use macroeconomic analysis to gauge the phase of the business cycle for major market segments, comparing the relative strength of a market segment to the market as a whole. The Adviser will utilize long strategies designed to profit from a rise in the value of a particular financial instrument and short strategies designed to profit from a decline in the value of a particular instrument. Generally, when a market segment's value is increasing relative to the market as a whole, investments in that segment become more attractive. The Adviser endeavors to identify financial assets that have been impaired by general, macroeconomic conditions and to invest in these assets at times when, in the judgment of the Adviser, harmful macroeconomic forces seem likely to abate. Portfolio investments will be allocated to market sectors that are believed by the Adviser to have current and prospective macroeconomic forces acting to their advantage. Security selection for the Fund is driven by the Adviser's "top-down" analysis of economic issues, investor sentiment and investment flows. Once the Adviser has identified a theme that either benefits or disadvantages a specific sector or country, it seeks to implement an investment strategy that is appropriate for the Fund. In some cases, the Adviser utilizes a sector- or country-specific ETF that offers exposure to a broad range of securities. In other situations, the Adviser may select a single issue that is perceived to be particularly germane to a specific concern or a small group of issues with characteristics that match the goal of creating portfolio exposure to a macroeconomic theme.

**General Investment Policies of the Fund**

*Temporary Defensive Positions*. Under normal market conditions, the Fund will remain fully invested according to its principal investment strategies as noted above. The Fund, however, may temporarily depart from its principal investment strategies by making short-term investments in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments for temporary defensive purposes in response to adverse market, economic or political conditions. This action may result in the Fund not achieving its investment objective.

*Changes in Investment Objective*. The Fund's investment objective may be changed without the approval of the Fund's shareholders upon 60 days' written notice to shareholders.

**Principal Risks**

Before investing in the Fund, you should carefully consider your own investment goals, the amount of time you are willing to leave your money invested and the amount of risk you are willing to take. **In addition to possibly not achieving your investment goals, you could lose money by investing in the Fund.** The principal risks of investing in the Fund are:

*Management Risk*. The ability of the Fund to meet its investment objective is directly related to the Adviser's investment strategies for the Fund. The value of your investment in the Fund may vary with the effectiveness of the Adviser's research, analysis and asset allocation among portfolio securities. If the Adviser's investment strategies do not produce the expected results, your investment could be diminished or even lost.

*General Market Risk*. The market value of a security may move up or down, sometimes rapidly and unpredictably. These fluctuations may cause a security to be worth less than the price originally paid for it or less than it was worth at an earlier time. Market risk may affect a single issuer, industry or sector of the economy or the market as a whole. U.S. and international markets have experienced significant volatility since 2008. The fixed-income markets have experienced substantially lower valuations, reduced liquidity, price volatility, credit downgrades, increased likelihood of default and valuation difficulties. These concerns have spread to domestic and international equity markets. In some cases, the stock prices of individual companies have been negatively impacted even though there may be little or no apparent degradation in the financial conditions or prospects of the issuers. As a result of this significant volatility, many of the following risks associated with an investment in the Fund may have increased. Continuing market problems may have adverse effects on the Fund.

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*Common Stock Risk*.  Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change.  These investor perceptions are based on various and unpredictable factors including: expectations regarding government, economic, monetary and fiscal policies; inflation and interest rates; economic expansion or contraction; and global or regional political, economic and banking crises.  If you hold common stock, or common stock equivalents, of any given issuer, you would generally be exposed to greater risk than if you hold preferred stocks and debt obligations of the issuer because common stockholders, or holders of equivalent interests, generally have inferior rights to receive payments from issuers in comparison with the rights of preferred stockholders, bondholders and other creditors of such issuers.

*Preferred Stock Risk*.  A preferred stock is a blend of the characteristics of a bond and common stock.  It may offer the higher yield of a bond and has priority over common stock in equity ownership, but it does not have the seniority of a bond and, unlike common stock, its participation in the issuer's growth may be limited.  Preferred stock has preference over common stock in the receipt of dividends or in any residual assets after payment to creditors should the issuer be dissolved or both.  Although the dividend on a preferred stock may be set at a fixed annual rate, in some circumstances it may be changed or passed by the issuer.

*Convertible Securities Risk*.  The Fund may invest in convertible securities.  A convertible security is a fixed-income security (a debt instrument or a preferred stock) that may be converted at a stated price within a specified period of time into a certain quantity of the common stock of the same or a different issuer.  Convertible securities are senior to common stocks in an issuer's capital structure but are usually subordinated to similar non-convertible securities.  While providing a fixed-income stream (generally higher in yield than the income derivable from common stock but lower than that afforded by a similar non-convertible security), a convertible security also gives an investor the opportunity, through its conversion feature, to participate in the capital appreciation of the issuing company depending upon a market price advance in the convertible security's underlying common stock.  The market value of a convertible security may decline as interest rates increase and may increase as interest rates decline.  In the event of a liquidation of the issuing company, holders of convertible securities would be paid after the company's creditors but before the company's common shareholders.  Consequently, the issuer's convertible securities generally may be viewed as having more risk than its debt securities but less risk than its common stock.

*Large-Cap Company Risk.*  Larger, more established companies may be unable to respond quickly to new competitive challenges, such as changes in consumer tastes or innovative smaller competitors.  Also, large-cap companies are sometimes unable to attain the high growth rates of successful smaller companies, especially during extended periods of economic expansion.

*Micro-Cap, Small-Cap and Mid-Cap Company Risk.*  Generally, micro-cap, small-cap, and mid-cap companies have more potential for rapid growth.  They also often involve greater risk than large-cap companies, and these risks are passed on to the holders of their securities.  Companies with smaller capitalizations may not have the management experience, financial resources, product diversification or competitive strengths of large-cap companies, and therefore their securities tend to be more volatile and less liquid than the securities of larger, more established companies.  Micro-cap, small-cap and mid-cap companies may have shorter histories of operations, less management experience, less access to financing and less diversified product lines than larger-cap companies, making them more susceptible to market pressures and more likely to have volatile stock prices.  Micro-cap, small-cap and mid-cap company stocks tend to be bought and sold less often and in smaller amounts than larger company stocks.  Because of this, if the Adviser wants to sell a large quantity of a smaller company's stock, it may have to sell at a lower price than it would prefer, or it may have to sell in smaller than desired quantities over a period of time.  Given these risks, an investment in the Fund may be more suitable for long-term investors who are willing to bear the risk of these fluctuations.

*Other Investment Companies Risk.* The Fund may invest in shares of other investment companies, including ETFs, as a means to pursue its investment objective.  As a result of this policy, your cost of investing in the Fund will be higher than the cost of investing directly in the underlying fund shares.  You will indirectly bear fees and expenses charged by the underlying funds in addition to the Fund's direct fees and expenses.  Furthermore, the use of this strategy could affect the timing, amount and character of distributions to you and therefore may increase the amount of taxes payable by you.  With certain exceptions, the 1940 Act generally prohibits a fund from acquiring shares of an investment company if, immediately after such acquisition, the fund and its affiliated persons would hold more than 3% of such investment company's total outstanding shares.  This prohibition may prevent the Fund from allocating its investments in an optimal manner.

*Exchange-Traded Funds Risk.* The price of an ETF may fluctuate within a wide range, and the Fund may lose money by investing in an ETF if the prices of the securities owned by the ETF go down.  In addition, ETFs are subject to the following risks that do not apply to conventional mutual funds: (1)  the market price of the ETF's shares may trade at a discount to their net asset value; (2) an active trading market for an ETF's shares may not develop or be maintained; and (3) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are de-listed from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in securities prices) halts trading generally.  ETFs also have management fees that increase their cost.  In addition, investing in ETFs that use investment techniques and financial instruments that may be considered aggressive, including the use of futures contracts, options on futures contracts, securities on indices, forward contracts, swap agreements and similar instruments may expose the Fund to potentially dramatic changes (losses) in the value of its portfolio holdings.  Such techniques may include short sales or other techniques that are intended to provide inverse exposure to a particular market or other asset class.

*Fixed-Income Securities Risk.* Fixed-income securities may lose value because of interest rate changes.  Fixed-income securities with longer maturities are subject to greater price shifts as a result of interest rate changes than fixed-income securities with shorter maturities.  There is also the risk that a bond issuer may call, or repay, its high-yielding bonds before their maturity dates.  Fixed-income securities subject to prepayment may offer less potential for gains during a declining interest-rate environment and similar or greater potential for loss in a rising interest-rate environment.  On the other hand, rising interest rates may cause prepayments of the securities to decrease, extending the life of mortgage-backed and asset-backed securities with lower payment rates.  Fixed-income securities are generally subject to credit risk, which is the risk that an issuer will not make timely payments of principal and interest.  Limited trading opportunities for certain fixed-income securities may make it more difficult to sell or buy the security at a favorable price or time.

· *Interest Rate Risk.*  Debt securities could lose value because of interest rate changes.  For example, bonds tend to decrease in value if interest rates rise.  Debt securities with longer maturities sometimes offer higher yields but are subject to greater price shifts as a result of interest rate changes than debt securities with shorter maturities.  Income earned on floating-rate or variable-rate securities will vary as interest rates decrease or increase.  The value of variable-rate and floating-rate securities generally are less susceptible to changes in interest rates than fixed-rate obligations.  However, the interest rates on variable-rate securities, as well as certain floating-rate securities whose interest rates are reset only periodically, may fluctuate in value as a result of interest rate changes when there is an imperfect correlation between the interest rates on the securities and prevailing market interest rates.

· *Prepayment and Extension Risk.*  Many types of debt securities are subject to prepayment risk.  Prepayment occurs when the issuer of a debt security may repay principal prior to the security's maturity.  Debt securities subject to prepayment may offer less potential for gains during a declining interest rate environment and similar or greater potential for loss in a rising interest rate environment.  In addition, the potential impact of prepayment features on the price of a debt security may be difficult to predict and may result in greater volatility.  On the other hand, rising interest rates may cause prepayments of the obligations to decrease, extending the life of mortgage- and asset-backed securities with lower payment rates.  This is known as extension risk and may increase the Fund's sensitivity to rising rates and its potential for price declines, as the Fund would be unable to capitalize on higher interest rates when investments are locked in at a lower rate for a longer period of time.

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- *Credit Risk*.  Debt securities are generally subject to the risk that the issuer may be unable to make principal and interest payments when they are due.  There is also the risk that the securities could lose value because of a loss of confidence in the ability of the borrower to pay back debt.  Lower-rated debt securities involve greater credit risk, including the possibility of default or bankruptcy.

- *Liquidity Risk*.  Trading opportunities are more limited for fixed-income securities that have not received any credit ratings, have received ratings below investment grade or are not widely held.  These features make the security more difficult to sell or buy at a favorable price or time.  Consequently, the Fund may have to accept a lower price to sell a security, sell other securities to raise cash or give up an investment opportunity, any of which may have a negative effect on the Fund's performance.  Infrequent trading of securities may also lead to an increase in their price volatility.  Liquidity risk also refers to the possibility that the Fund may not be able to sell a security or to close out an investment contract when it wants to do so.  If this happens, the Fund may be required to hold the security or to keep the position open, and the Fund may incur losses.

- *High-Yield Debt Securities Risk*.  High-yield debt securities or "junk bonds" are debt securities rated below investment grade by a nationally recognized statistical rating organization.  Although junk bonds generally pay higher rates of interest than higher rated securities, they are subject to a greater risk of loss of income and principal.  Junk bonds are subject to greater credit risk than higher grade securities and have a higher risk of default.  Companies issuing high-yield junk bonds are more likely to experience financial difficulties that may lead to a weakened capacity to make principal and interest payments than issuers of higher grade securities.  Issuers of junk bonds are often highly leveraged and are more vulnerable to changes in the economy, such as a recession or rising interest rates, which may affect their ability to meet their interest or principal payment obligations.  The Fund may invest up to 30% of its net assets in high-yield debt securities.

*Zero-Coupon Bond Risk*.  The Fund may invest in zero-coupon bonds as part of its investment strategy, without limitation.  Because zero-coupon securities bear no interest and compound semiannually at the rate fixed at the time of issuance, their value generally is more volatile than the value of other fixed-income securities.  An investment in zero-coupon and delayed interest securities may cause the Fund to recognize income, and therefore the Fund may be required to make distributions to shareholders before the Fund receives any cash payments on its investment.

*Foreign Securities and Currency Risk*.  To the extent that the Fund invests in securities of foreign companies, including, but not limited to, ADRs, EDRs and GDRs, your investment in the Fund is subject to foreign securities risk.  These include risks relating to political, social and economic developments abroad and differences between U.S. and foreign regulatory requirements and market practices.  Securities that are denominated in foreign currencies are subject to the further risk that the value of the foreign currency will fall in relation to the U.S. dollar and/or will be affected by volatile currency markets or actions of U.S. and foreign governments or central banks.  In addition to developed markets, the Fund may invest in securities of corporations or governments located in emerging markets, which are markets of countries in the earlier stages of industrialization and that generally have low per-capita income.  In addition to the risks of foreign securities in general, countries in emerging markets are generally more volatile and may have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries and securities markets that trade a relatively small number of issues.

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*Mortgage-Backed and Asset-Backed Securities Risk*.  Mortgage-backed and asset-backed securities are subject to risk of prepayment.  This is more likely to occur when interest rates fall because many borrowers refinance their indebtedness to take advantage of more favorable rates.  Prepayments on mortgage-backed securities are also affected by other factors, such as the volume of home sales.  The Fund's yield will be reduced if cash from prepaid securities is reinvested in securities with lower interest rates.  The risk of prepayment may also decrease the value of mortgage-backed securities.  Asset-backed securities may have a higher level of default and recovery risk than mortgage-backed securities.  However, both of these types of securities may decline in value because of mortgage foreclosures or defaults on the underlying obligations.

*Municipal Securities Risk*.  Local political and economic factors may adversely affect the value and liquidity of municipal securities held by the Fund.  The value of municipal securities also may be affected more by supply and demand factors or the creditworthiness of the issuer than by market interest rates.  Repayment of municipal securities depends on the ability of the issuers or the projects backing such securities to generate taxes or revenues.  Generally, distributions of interest from "tax-exempt" municipal securities will be subject to income tax because the Fund will be unable to designate distributions of tax-exempt income.

*U.S. Government and U.S. Agency Obligations Risk*. U.S. Government obligations include securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, such as the U.S. Treasury.  Payment of principal and interest on U.S. Government obligations may be backed by the full faith and credit of the United States or may be backed solely by the issuing or guaranteeing agency or instrumentality itself.  In the latter case, the investor looks principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned.  There can be no assurance that the U.S. Government would provide financial support to its agencies or instrumentalities (including government-sponsored enterprises) if it is not obligated to do so.

*Derivative Securities Risk*.  The Fund may invest in options, futures contracts, options on futures contracts and other derivatives as a principal investment strategy.  Derivatives may allow the Fund to increase or decrease its level of risk exposure more quickly and efficiently than transactions in other types of instruments.  The Fund may invest in derivatives for hedging and other purposes, but the investments may not be effective as a hedge against price movements and may limit the potential for growth in the value of Fund shares.  Derivatives are volatile and involve significant risks, including:

·  Leverage Risk.  The risk associated with certain types of investments or trading strategies in which relatively small market movements may result in large changes in the value of an investment.  Certain investments or trading strategies that involve leverage may result in losses that greatly exceed the amount originally invested.

·  Currency Risk.  The risk that changes in the exchange rate between two currencies will adversely affect the value (in U.S. dollar terms) of an investment.

·  Liquidity Risk.  The risk that certain securities may be difficult or impossible to sell at the time that the seller would like or at the price that the seller believes the security is currently worth.

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Options transactions may be effected on securities exchanges or in the over-the-counter market.  When options are purchased over the counter, the Fund bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract.  Such options may also be illiquid, and in such cases, the Fund may have difficulty in closing out its position.  The Fund will cover the financial exposure of entering into options or futures contracts by either purchasing or selling offsetting options or futures contracts or designating liquid assets to cover such financial exposure.  Under the supervision of the Board of Trustees, the Fund will determine whether its investments in options and futures contracts are illiquid (that is, not readily marketable).  The Fund may invest no more than 15% of its total assets in securities that are illiquid.

*Swap Agreement Risk.* The Fund may enter into equity, interest rate, index and currency-rate swap agreements.  Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year.  In a standard swap transaction, two parties agree to exchange the returns (or the differentials in rates of return) earned on specific assets, such as the return on, or increase in value of, a particular dollar amount invested at a particular interest rate, in a particular foreign currency or in a basket of securities representing a particular index.  A swap contract may not be assigned without the consent of the counterparty and may result in losses in the event of a default by or the bankruptcy of the counterparty.  Under the supervision of the Board of Trustees, the Fund will determine whether a swap agreement is illiquid.  The Fund may invest no more than 15% of its total assets in securities that are illiquid.

*Short Sales Risk*.  Short-sale strategies are riskier than long investment strategies.  The Fund may invest up to 50% of its net assets in short positions.  Short selling may cause the Fund's investment performance to suffer if the Fund is required to close out a short position earlier than it had intended.  This would occur if a lender required the Fund to deliver the securities that it had borrowed at the commencement of the short sale and the Fund was unable to borrow the securities from another lender.  Furthermore, until the Fund replaces a security borrowed or sold short, it is required to pay the lender amounts equal to any dividends that accrue during the period of the short sale.  In addition, the Fund will incur certain transaction fees associated with short selling.  Short-sale strategies are often characterized as a form of leveraging or as speculative investments.  Although the Adviser uses speculative investment strategies, there is no assurance that these strategies will protect against losses or will perform better than non-speculative strategies.  The Adviser will use both speculative and non-speculative short-sale strategies.  The use of short sales is an effort by the Fund to protect against losses due to general movements in market prices; however, no assurance can be given that these strategies will be successful or that consistent absolute returns will be achieved.  The Board of Trustees has considered the Fund's short sales strategy and its attendant risks and has determined that the strategy does not impair the Fund's ability to meet redemptions or regulatory requirements.  The Adviser has adopted policies and procedures, and regularly reviews the adequacy of those policies and procedures, to ensure that the Fund's short positions are continuously monitored, comply with regulatory requirements and are in the best interests of the Fund's shareholders.

*Leverage Risk*.  Because the Fund may borrow money from banks or other financial institutions to purchase securities, commonly referred to as "leveraging," the Fund's exposure to fluctuations in the prices of these securities is increased in relation to the Fund's capital.  The Fund's borrowing activities will exaggerate any increase or decrease in the net asset value ("NAV") of the Fund.  In addition, the interest that the Fund pays on borrowed money, together with any additional fees to maintain a line of credit or any minimum average balances required to be maintained, are additional costs that will reduce or may eliminate any net investment profits.  Unless profits on assets acquired with borrowed funds exceed the costs of borrowing, the use of borrowing will diminish the investment performance of the Fund compared to what it would have been without borrowing.

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*Tax Risks*.  The Fund's investments and investment strategies may be subject to special and complex federal income tax provisions that may, among other things: (1) disallow, suspend or otherwise limit the allowance of certain losses or deductions; (2) accelerate income to the Fund; (3) convert long-term capital gain, which is currently subject to lower tax rates, into short-term capital gain or ordinary income, which are currently subject to higher tax rates; (4) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited); (5) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income; (6) accelerate income to the Fund; or (7) produce income that will not qualify as good income under the gross income requirements that must be met for the Fund to qualify as a RIC.  Furthermore, to the extent that any futures contract or option on a futures contract held by the Fund is a "section 1256 contract" under Section 1256 of the Code, the contract will be marked to market annually, and any gain or loss will be treated as 60% long-term and 40% short-term, regardless of the holding period for such contract.  Section 1256 contracts include Fund transactions involving call options on a broad-based securities index, certain futures contracts and other financial contracts.

*Securities Lending Risk*.  To generate income, the Fund may lend securities representing up to one-third of the value of its total assets to broker-dealers, banks and other institutions under agreements which require that the loans be secured continuously by collateral, typically cash, which the Fund will investment during the term of the loan.  The Fund will continue to have market risk and other risks connected with the investment of the cash collateral received in connection with the loan.  The Fund bears the risk that the value of the investments made with collateral may decline.  When the Fund engages in this practice, the principal risk is that the other party to a securities lending agreement will default on its obligations.  If the other party defaults, the Fund could experience delays in recovering securities or collateral or could lose all or portion of the value of the loaned securities.

*High Portfolio Turnover Rate Risk*.  The risk that a high portfolio turnover rate (100% or more) may result in increased brokerage transaction costs and the realization by the Fund, and hence the distribution to shareholders, of a greater amount of capital gains than if the Fund had a lower portfolio turnover rate.  A high turnover rate may mean that you would have a higher income tax liability.  Distributions to shareholders of short-term capital gains are taxed as ordinary income under federal tax laws.

**Portfolio Holdings Information**

A description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio holdings is available in the Fund's Statement of Additional Information (the "SAI").  Disclosure of the Fund's holdings is required to be made quarterly within 60 days of the end of each fiscal quarter in the annual and semi-annual reports to Fund shareholders and in the quarterly holdings report on Form N-Q.  The Fund's annual and semi-annual reports are available free of charge by contacting Marketfield Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, Wisconsin 53201-0701, by calling 1-888-236-4298, or at www.marketfield.com.

## Management of the Fund

**The Adviser**

The Fund has entered into an Investment Advisory Agreement (the "Advisory Agreement") with the Adviser, Marketfield Asset Management, LLC, located at 292 Madison Avenue, 14th Floor, New York, New York 10017, under which the Adviser manages the Fund's investments subject to the supervision of the Board of Trustees.  The Fund compensates the Adviser for its services at the annual rate of 1.40% of the Fund's average daily net assets, payable on a monthly basis.  The Adviser is wholly owned by Oscar Gruss & Son Incorporated ("Oscar Gruss").  Oscar Gruss is an institutional broker-dealer that produces a number of specialized research products on topics such as: merger/arbitrage; spin-offs, restructurings and post-bankruptcy; emerging market technology related equities; and macroeconomics and strategy.  Oscar Gruss has insitutional clients located primarily in the United States, the United Kingdom, Switzerland, Liechtenstein and Israel.  Oscar Gruss does not engage in proprietary trading other than as a market maker for the execution of customer orders.

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Subject to the general supervision of the Board of Trustees, the Adviser is responsible for managing the Fund in accordance with its investment objective and policies, and for making decisions with respect to and placing orders for all purchases and sales of portfolio securities.  The Adviser also maintains related records for the Fund.

A discussion regarding the basis for the approval by the Board of Trustees of the Advisory Agreement is available in the Fund's annual report to shareholders dated December 31, 2009.

**Portfolio Manager**

*Michael C. Aronstein* is primarily responsible for the day-to-day management of the Fund's portfolio.  He is the President of the Adviser.  Mr. Aronstein has been the Chief Investment Strategist of Oscar Gruss since 2004.  From 2000 to 2004, Mr. Aronstein was Chief Investment Strategist at the Preservation Group, a provider of independent macroeconomic and strategic research for institutional clients.  Mr. Aronstein has previous experience as a portfolio manager for Comstock Partners, an investment advisory firm for which he served as president from 1986 to 1993.  From 1993 to 1996, Mr. Aronstein was president and directly responsible for investment decisions of West Course Capital, a commodity pool operator and commodity trading adviser.  Mr. Aronstein has over 30 years of investment experience utilizing global and macroeconomic strategies to manage investments, including equity and fixed-income securities, foreign and emerging markets securities, commodities, registered investment companies and short selling.

**Fund Expenses**

The Fund is responsible for its own operating expenses.  However, pursuant to an operating expense limitation agreement between the Adviser and the Fund, the Adviser has agreed to waive its management fees and/or to reimburse expenses of the Fund to ensure that Total Annual Fund Operating Expenses (exclusive of tax expenses, dividends on short positions, and acquired fund fees and expenses) do not exceed 1.75% of the Fund's average annual net assets through August 31, 2011.  Any waiver in management fees due to, or payment of expenses by, the Adviser may be reimbursed by the Fund in subsequent years if the Adviser so requests.  This reimbursement may be requested if the aggregate amount actually paid by the Fund for operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the applicable limitation on Fund expenses.  The Adviser is permitted to be reimbursed for fee reductions and/or expense payments made in the prior three fiscal years.  Any such reimbursement will be reviewed and approved by the Board of Trustees.  The Fund is required to pay its current ordinary operating expenses before the Adviser is entitled to any reimbursement of fees and/or expenses.  In addition, any such reimbursement from the Fund to the Adviser will be subject to the limitation on Fund expenses.  The operating expense limitation agreement may be terminated only by, or with the consent of, the Board of Trustees.

The SAI provides additional information about the portfolio manager's compensation, other accounts managed and ownership of securities in the Fund.

## Shareholder Information

**Share Price**

The price of Fund shares is based on the Fund's NAV.  The NAV per share is calculated by dividing the value of the Fund's total assets, less its liabilities, by the number of its shares outstanding.  In calculating the NAV, portfolio securities are valued using current market values or official closing prices, if available.  The NAV is calculated at the close of regular trading of the New York Stock Exchange (the "NYSE") (generally 4:00 p.m., Eastern time).  The NAV will not be calculated on days that the NYSE is closed for trading.

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Each security owned by the Fund that is listed on a securities exchange is valued at its last sale price on that exchange on the date as of which assets are valued. If the security is listed on more than one exchange, the Fund will use the price on the exchange that the Fund generally considers to be the principal exchange on which the security is traded. Portfolio securities listed on the NASDAQ Stock Market, Inc. ("NASDAQ") will be valued at the NASDAQ Official Closing Price, which may not necessarily represent the last sale price. If there has been no sale on such exchange or on NASDAQ on such day, the security is valued at the mean between the most recent bid and asked prices on such day. When market quotations are not readily available, a security or other asset is valued at its fair value as determined under fair value pricing procedures approved by the Board of Trustees. These fair value pricing procedures will also be used to price a security when corporate events, events in the securities market and/or world events cause the Adviser to believe that the security's last sale price may not reflect its actual market value. The intended effect of using fair value pricing procedures is to ensure that the Fund is accurately priced. The Board of Trustees will regularly evaluate whether the Fund's fair value pricing procedures continue to be appropriate in light of the specific circumstances of the Fund and the quality of prices obtained through their application by the Trust's valuation committee.

When fair value pricing is employed, the prices of securities used by the Fund to calculate its NAV may differ from quoted or published prices for the same securities. Due to the subjective and variable nature of fair value pricing, it is possible that the fair value determined for a particular security may be materially different (higher or lower) from the price of the security quoted or published by others or the value when trading resumes or realized upon sale. Therefore, if a shareholder purchases or redeems Fund shares when it holds securities priced at fair value, the number of shares purchased or redeemed may be higher or lower than it would be if the Fund were using market-value pricing. With respect to other registered investment companies in which the Fund invests, the prospectuses for such registered investment companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

In the case of foreign securities, the occurrence of certain events after the close of foreign markets, but prior to the time that the Fund's NAV is calculated (such as a significant surge or decline in the U.S. or other markets), may result in an adjustment to the trading prices of foreign securities when foreign markets open on the following business day. If such events occur, the Fund will value foreign securities at fair value, taking into account such events, in calculating the NAV. In such cases, the use of fair valuation may reduce a shareholder's ability to seek to profit by estimating the Fund's NAV in advance of the time that the NAV is calculated. The Adviser anticipates that securities held in the Fund's portfolio will be fair valued only if market quotations for the securities are considered unreliable.

Shareholders may be charged a fee if they effect transactions through a financial intermediary. The Fund has authorized one or more financial intermediaries (each an "Authorized Intermediary") to receive on its behalf purchase and redemption orders. Authorized intermediaries are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund's behalf. The Fund will be deemed to have received a purchase or redemption order when an authorized broker or, if applicable, a broker's authorized designee, receives the order. Customer orders will be priced at the Fund's NAV per share next computed after the orders are received by an Authorized Intermediary or its authorized designee.

**How to Purchase Shares**

Shares of the Fund are purchased at the next NAV per share calculated after your purchase order is received by the Fund. The minimum initial investment is $25,000, with a minimum investment of $100 for subsequent investments. The Fund may, but is not required to, accept investments in amounts below the minimum investment of $25,000 from shareholders who are related to, or affiliated with, shareholders who have invested $25,000 in the Fund. Shareholders will be given at least 30 days' notice of any increase in the minimum dollar amount of initial or subsequent investments.

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16

If you place an order for Fund shares through a financial intermediary in accordance with the financial intermediary's procedures, and the financial intermediary then transmits your order to U.S. Bancorp Fund Services, LLC, the Fund's transfer agent (the "Transfer Agent") in accordance with the Transfer Agent's instructions, your purchase will be processed at the applicable NAV per share next calculated after the Transfer Agent receives your order. The financial intermediary must promise to send to the Transfer Agent immediately available funds in the amount of the purchase price in accordance with the Transfer Agent's procedures. If payment is not received within the time specified, the Transfer Agent may rescind the transaction and the financial intermediary will be held liable for any resulting fees or losses. In the case of an Authorized Intermediary that has made satisfactory payment or redemption arrangements with the Fund, orders will be processed at the applicable price next calculated after receipt by the Authorized Intermediary, consistent with applicable laws and regulations. Financial intermediaries, including Authorized Intermediaries, may set cut-off times for the receipt of orders that are earlier than the cut-off times established by the Fund. For more information about your financial intermediary's rules and procedures and whether your financial intermediary is an Authorized Intermediary, contact your financial intermediary directly.

Each account application (an "Account Application") to purchase Fund shares is subject to acceptance by the Fund and is not binding until so accepted. The Fund reserves the right to reject any purchase order if, in its discretion, it is in the Fund's best interest to do so. For example, a purchase order may be refused if it appears to be so large that it would disrupt the management of the Fund. Purchases may also be rejected from persons believed to be "market timers" (see "Tools to Combat Frequent Transactions" below). A service fee, currently $25, as well as any loss sustained by the Fund, will be deducted from a shareholder's account for any payment that is returned to the Transfer Agent unpaid. You will also be responsible for any losses suffered by the Fund as a result. The Fund and the Transfer Agent are not responsible for any losses, liability, cost or expense resulting from rejecting any purchase order. Your order will not be accepted until a completed Account Application is received by the Fund or the Transfer Agent.

*Purchase Requests Must Be Received in Good Order.* Your share price will be based on the next NAV per share calculated after the Transfer Agent or your Authorized Intermediary receives your purchase request in good order. "Good order" means that your purchase request includes:

- · the name of the Fund;

- · the dollar amount of shares to be purchased;

- · your account application or investment stub; and

- · a check payable to "Marketfield Fund."

All purchase requests received in good order before the close of the NYSE (generally 4:00 p.m., Eastern time) will be processed on that same day. Purchase requests received after the close of the NYSE will be processed using the next business day's NAV per share.

The offering and sale of shares of the Fund have not been registered outside of the United States. The Fund generally does not sell shares to investors residing outside the United States, even if they are United States citizens or lawful permanent residents, except to investors with United States military APO or FPO addresses.

*Investing by Telephone.* If you have completed the "Telephone Purchase Authorization" section of the Account Application, you may purchase additional shares by telephoning the Fund toll-free at 1-888-236-4298. This option allows shareholders to move money from their bank accounts to their Fund accounts upon request. Only bank accounts held at domestic financial institutions that are Automated Clearing House ("ACH") members may be used for telephone transactions. The minimum telephone purchase amount is $100. If your order is received prior to the close of the NYSE (generally 4:00 p.m., Eastern time), shares will be purchased in your account at the applicable price determined on the day your order is placed.

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*Purchase by Mail.* To purchase Fund shares by mail, simply complete and sign the Account Application and mail it, along with a check made payable to Marketfield Fund, to:

| | |
|---|---|
| **Regular Mail** | **Overnight or Express Mail** |
| Marketfield Fund | Marketfield Fund |
| c/o U.S. Bancorp Fund Services, LLC | c/o U.S. Bancorp Fund Services, LLC |
| P.O. Box 701 | 615 East Michigan Street, 3rd Floor |
| Milwaukee, WI 53201-0701 | Milwaukee, WI 53202 |

The Fund and the Transfer Agent do not consider the U.S. Postal Service or other independent delivery services to be their agents. All purchases by check must be in U.S. dollars drawn on a domestic financial institution. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier's checks in amounts of less than $10,000. To prevent check fraud, the Fund will not accept third-party checks, Treasury checks, credit-card checks, traveler's checks or starter checks for the purchase of shares. The Fund is unable to accept post-dated checks, post-dated online bill payment checks, or any conditional order or payment.

*Purchase by Wire.* If you are making your first investment in the Fund, before you wire funds, the Transfer Agent must have received a completed Account Application. You may mail or use an overnight service to deliver your Account Application to the Transfer Agent at the above address. Upon receipt of your completed Account Application, the Transfer Agent will establish an account for you. Once your account has been established, you may instruct your bank to send the wire. Prior to sending the wire, please call the Transfer Agent at 1-888-236-4298 to advise them of the wire and to ensure proper credit upon receipt. Your bank must include the name of the Fund, your name and your account number so that monies may be correctly applied. Your bank should transmit immediately available funds by wire to:

| | |
|---|---|
| **Wire to:** | U.S. Bank N.A. |
| **ABA Number:** | 075000022 |
| **Credit:** | U.S. Bancorp Fund Services, LLC |
| **Account:** | 112-952-137 |
| **Further Credit:** | Marketfield Fund |
| | (Shareholder Name/Account Registration) |
| | (Shareholder Account Number) |

Wired funds must be received prior to the close of the NYSE (generally 4:00 p.m., Eastern time) to be eligible for same day pricing. The Fund and U.S. Bank, N.A. are not responsible for the consequences of delays from the banking or Federal Reserve wire systems or from incomplete wiring instructions.

*Subsequent Investments.* The minimum subsequent investment is $100. Shareholders will be given at least 30 days' notice of any increase in the minimum dollar amount of subsequent investments. You may add to your account at any time by purchasing shares by mail, by telephone or by wire. You must call to notify the Fund at 1-888-236-4298 before wiring. A remittance form, which is attached to your individual account statement, should accompany any investments made through the mail. All purchase requests must include your shareholder account number.

*Automatic Investment Plan.* For your convenience, the Fund offers an Automatic Investment Plan ("AIP"). Under the AIP, after your initial investment, you may authorize the Fund to withdraw automatically from your personal checking or savings account an amount that you wish to invest, which must be at least $100, on a monthly basis. In order to participate in the AIP, your bank must be a member of the ACH network. If you wish to enroll in the AIP, complete the appropriate section in the Account Application. The Fund may terminate or modify this privilege at any time. You may terminate your participation in the AIP at any time by notifying the Transfer Agent five days prior to the effective date of the request. A fee (currently $25) will be charged if your bank does not honor the AIP draft for any reason.

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*Anti-Money Laundering Program.* The Trust has established an Anti-Money Laundering Compliance Program (the "Program") as required by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act") and related anti-money laundering laws and regulations. To ensure compliance with these laws, the Account Application asks for, among other things, the following information for all "customers" seeking to open an "account" (as those terms are defined in rules adopted pursuant to the USA PATRIOT Act):

- full name;

- date of birth (individuals only);

- Social Security or taxpayer identification number; and

- permanent street address (a P.O. Box alone is not acceptable).

Please note that if any information listed above is missing, your Account Application will be returned, and your account will not be opened. Accounts opened by entities, such as corporations, limited liability companies, partnerships or trusts, will require additional documentation. In compliance with the USA PATRIOT Act and other applicable anti-money laundering laws and regulations, the Transfer Agent will verify the information on your application as part of the Program. The Fund reserves the right to request additional clarifying information and may close your account if clarifying information is not received by the Fund within a reasonable time of the request or if the Fund cannot form a reasonable belief as to the true identity of a customer. If you require additional assistance when completing your application, please contact the Transfer Agent at 1-888-236-4298.

**How to Redeem Shares**

In general, orders to sell or "redeem" shares may be placed either directly with the Fund or through an Authorized Intermediary. However, if you originally purchased your shares through an Authorized Intermediary, your redemption order must be placed with the same institution that placed the original purchase order in accordance with the procedures established by that institution. Your Authorized Intermediary is responsible for sending your order to the Transfer Agent and for crediting your account with the proceeds. You may redeem all or part of your Fund shares on any business day that the Fund calculates its NAV. To redeem shares with the Fund, you must contact the Fund either by mail or by telephone to place a redemption order. You should request your redemption prior to the close of the NYSE to obtain that day's NAV. Redemption requests received after the close of the NYSE will be treated as though received on the next business day.

Shareholders who have an individual retirement account or other retirement plan must indicate on their redemption request whether to withhold federal income tax. Redemption requests failing to indicate an election not to have tax withheld will generally be subject to 10% withholding.

*Payment of Redemption Proceeds.* You may redeem your Fund shares at a price equal to the NAV per share next determined after the Transfer Agent receives your redemption request in good order. Your redemption request will not be processed on days on which the NYSE is closed. All requests received by the Fund in good order before the close of the regular trading session of the NYSE (generally 4:00 p.m., Eastern time) will usually be sent on the next business day.

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A redemption request will be deemed in "good order" if it includes:

- the shareholder's name;

- the name of the Fund;

- the account number;

- the share or dollar amount to be redeemed; and

- signatures of all shareholders on the account (for written redemption requests, with signature(s) guaranteed if applicable).

You may have a check sent to the address of record, proceeds may be wired to your pre-established bank account, or funds may be sent via electronic funds transfer through the ACH network using the bank instructions previously established for your account. Redemption proceeds will typically be sent on the business day following your redemption. Wires are subject to a $15 fee. There is no charge to have proceeds sent via ACH; however, funds are typically credited to your bank within two to three days after redemption. In all cases, proceeds will be processed within seven calendar days after the Fund receives your redemption request.

If the Transfer Agent has not yet collected payment for recently purchased shares that you are selling, it may delay sending the proceeds until the payment is collected, which may take up to 12 calendar days from the purchase date. Furthermore, there are certain times when you may be unable to sell Fund shares or receive proceeds. Specifically, the Fund may suspend the right to redeem shares or postpone the date of payment upon redemption for more than seven business days (1) during any period in which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted, (2) during any period in which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets or (3) during such other periods as the SEC prescribes for the protection of shareholders.

Redemption proceeds will be sent to the address of record. The Fund is not responsible for interest lost on redemption amounts due to lost or misdirected mail. The Transfer Agent may require a signature guarantee for certain redemption requests. A signature guarantee assures that your signature is genuine and protects you from unauthorized account redemptions. Signature guarantees may be obtained from banks and securities dealers *but not from a notary public*. A signature guarantee of each owner is required in the following situations:

- if ownership is changed on your account;

- when redemption proceeds are payable or sent to any person, address or bank account not on record;

- when written requests are made to wire redemption proceeds (if not previously authorized on the account);

- if a change of address request has been received by the Transfer Agent within the last 15 days; and

- for all redemptions in excess of $100,000 from any shareholder account.

Non-financial transactions, including establishing or modifying certain services on an account, may require a signature verification from a Signature Validation Program member or other acceptable form of authentication from a financial institution source.

In addition to the situations described above, the Fund and the Transfer Agent reserve the right to require a signature guarantee or other acceptable signature verification in other instances based on the circumstances relative to the particular situation.

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*Redemption by Mail*.  You may execute most redemption requests by furnishing an unconditional written request to the Fund to redeem your shares at the current NAV per share.  Redemption requests in writing should be sent to the Transfer Agent at:

**Regular Mail**
Marketfield Fund
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

**Overnight or Express Mail**
Marketfield Fund
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street, 3rd Floor
Milwaukee, WI 53202

*Wire Redemption*.  Wire transfers may be arranged to redeem shares. The Transfer Agent charges a fee (currently $15) per wire redemption against your account on dollar-specific trades and from proceeds on complete redemptions and share-specific trades.

*Telephone Redemption*.  If you have authorized the Fund to perform telephone transactions (either by completing the required portion of your Account Application or by subsequent arrangement in writing with the Fund), you may redeem shares in amounts of $50,000 or less by instructing the Fund by telephone at 1-888-236-4298.  A signature validation will be required of all shareholders in order to qualify for or to change telephone redemption privileges on an existing account.  Telephone redemptions will not be made if you have notified the Transfer Agent of a change of address within 15 days before the redemption request.  If you have a retirement account, you may not redeem shares by telephone.  Once a telephone transaction has been placed, it may not be cancelled or modified.

Neither the Fund nor any of its service providers is liable for any loss or expense in acting upon instructions that are reasonably believed to be genuine.  To confirm that all telephone instructions are genuine, the Fund uses reasonable procedures, such as requesting:

· that you correctly state your Fund account number;

· the name in which your account is registered; or

· the Social Security or taxpayer identification number under which the account is registered.

*Systematic Withdrawal Plan*.  The Fund offers a systematic withdrawal plan (the "SWP") whereby a shareholder or his or her representatives may request that a redemption in a specific dollar amount be sent to him or her each month, calendar quarter or year.  Shareholders may choose to have a check sent to the address of record, or proceeds may be sent to a pre-designated bank account via the ACH network.  To start this program, your account must have a value of at least $25,000.  The minimum amount that may be withdrawn each month, quarter or year is $100.  The SWP may be terminated or modified by a shareholder or the Fund at any time.  Any request to change or terminate an SWP should be communicated in writing or by telephone to the Transfer Agent no later than five days before the next scheduled withdrawal.  A withdrawal under the SWP involves a redemption of Fund shares and may result in a gain or loss for federal income tax purposes.  In addition, if the amount withdrawn exceeds the amounts credited to your account, the account ultimately may be depleted.  To establish the SWP, complete the SWP section of the Account Application.  Please call 1-888-236-4298 for additional information regarding the SWP.

*The Fund's Right to Redeem an Account*.  The Fund reserves the right to redeem the shares of any shareholder whose account balance is less than $1,000, other than as a result of a decline in the NAV.  The Fund will provide shareholders with written notice 30 days prior to redeeming the shareholder's account.

*Redemption in Kind*.  The Fund generally pays redemption proceeds in cash.  However, under unusual conditions that make the payment of cash unwise (and for the protection of the Fund's remaining shareholders), the Fund may pay all or part of a shareholder's redemption proceeds in liquid securities with a market value equal to the redemption price.

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Specifically, if the amount you are redeeming during any 90-day period is in excess of the lesser of $250,000 or 1% of the NAV of the Fund, valued at the beginning of such period, the Fund has the right to redeem your shares by giving you the amount that exceeds $250,000 or 1% of the NAV of the Fund in securities instead of cash. If the Fund pays your redemption proceeds by a distribution of securities, you may incur brokerage or other charges in converting the securities to cash, and you will bear any market risks associated with the securities until they are converted into cash.

**Redemption Fee**

Redemptions of short-term holdings may create missed opportunity costs for the Fund, as the Adviser may be unable to take or maintain positions in securities that employ certain strategies that require a longer period of time to achieve anticipated results.

For these reasons, the Fund will assess a 1.00% fee on the redemption of Fund shares held for 60 days or less. The Fund uses the first-in, first-out method to determine the 60-day holding period. Under this method, the date of the redemption will be compared to the earliest purchase date of shares held in the account. If this holding period is 60 days or less, the redemption fee will be assessed. This fee does not apply to Fund shares acquired through reinvested distributions of net investment income and capital gains, redemptions under a SWP or shares purchased pursuant to an AIP.

Although the Fund has the goal of applying this redemption fee to most redemptions of shares held for 60 days or less, the Fund may not always be able to track short-term trading effected through financial intermediaries in non-disclosed or omnibus accounts. While the Fund has entered into information sharing agreements with such financial intermediaries (see "Tools to Combat Frequent Transactions" below) that require the financial intermediaries to provide the Fund with information relating to their customers who invest in the Fund through non-disclosed or omnibus accounts, the Fund cannot guarantee the accuracy of the information provided to it from financial intermediaries and may not be able to track short-term trading effected through these financial intermediaries. In addition, because the Fund is required to rely on information from the financial intermediary as to the applicable redemption fee, the Fund cannot ensure that the financial intermediary is always imposing the fee on the underlying shareholder in accordance with the Fund's policies. The Fund also reserves the right to waive the redemption fee, subject to its sole discretion, in instances deemed by the Adviser not to be disadvantageous to the Fund or its shareholders and that do not suggest the use of market-timing strategies.

The Fund reserves the right to modify or eliminate the redemption fees or waivers at any time and will give shareholders 60 days' prior written notice of any material changes, unless otherwise provided by law. The redemption fee policy may be modified or amended in the future to reflect, among other factors, regulatory requirements mandated by the SEC.

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**Tools to Combat Frequent Transactions**

The Fund is intended for long-term investors. Short-term "market-timers" who engage in frequent purchases and redemptions may disrupt the Fund's investment program and create additional transaction costs that are borne by all of the Fund's shareholders. The Board of Trustees has adopted polices and procedures that are designed to discourage excessive short-term trading and other abusive trading practices that may disrupt portfolio management strategies and harm performance. The Fund takes steps to reduce the frequency and effect of these activities in the Fund. These steps may include, among other things, monitoring trading activity and using fair value pricing, as determined by the Board of Trustees, when the Adviser determines that current market prices are not readily available. Although these efforts are designed to discourage abusive trading practices, they cannot eliminate the possibility that such activity will occur. The Fund seeks to exercise its judgment in implementing these tools to the best of its abilities and in a manner that it believes is consistent with shareholder interests. Except as noted herein, the Fund applies all restrictions uniformly in all applicable cases.

The Fund uses a variety of techniques to monitor for and detect abusive trading practices. These techniques may change from time to time as determined by the Fund in its sole discretion. To minimize harm to the Fund and its shareholders, the Fund reserves the right to reject any purchase order (but not a redemption request) in whole or in part, for any reason (including, without limitation, purchases by persons whose trading activity in Fund shares is believed by the Adviser to be harmful to the Fund) and without prior notice. The Fund may decide to restrict purchase and sale activity in its shares based on various factors, including whether frequent purchase and sale activity will disrupt portfolio management strategies and adversely affect Fund performance.

Due to the complexity and subjectivity involved in identifying abusive trading activity and the volume of shareholder transactions that the Fund handles, there can be no assurance that the Fund's efforts will identify all trades or trading practices that may be considered abusive. In particular, since the Fund receives purchase and sale orders through financial intermediaries that use group or omnibus accounts, the Fund may not always detect frequent trading. However, the Fund will work with financial institutions as necessary to discourage shareholders from engaging in abusive trading practices and to impose restrictions on excessive trades. In this regard, the Fund has entered into information-sharing agreements with financial intermediaries pursuant to which these intermediaries are required to provide to the Fund, at the Fund's request, certain information relating to their customers investing in the Fund through non-disclosed or omnibus accounts. The Fund will use this information to attempt to identify abusive trading practices. Financial intermediaries are contractually required to follow any instructions from the Fund to restrict or prohibit future purchases from shareholders that are found to have engaged in abusive trading in violation of the Fund's policies. However, the Fund cannot guarantee the accuracy of the information provided to it from financial intermediaries and cannot ensure that it will always be able to detect abusive trading practices that occur through non-disclosed and omnibus accounts. As a result, the Fund's ability to monitor and discourage abusive trading practices in omnibus accounts may be limited.

**Other Fund Policies**

If you elect telephone privileges on the Account Application or in a letter to the Fund, you may be responsible for any fraudulent telephone orders as long as the Fund has taken reasonable precautions to verify your identity. In addition, once you place a telephone transaction request, it may not be canceled or modified.

During periods of significant economic or market change, telephone transactions may be difficult to complete. If you are unable to contact the Fund by telephone, you may also mail your requests to the Fund at the address listed previously (see "How to Purchase Shares" above).

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Telephone trades must be received by or prior to market close.  During periods of high market activity, shareholders may encounter higher than usual call-waiting times.  Please allow sufficient time to ensure that you will be able to complete your telephone transaction prior to the close of the NYSE.

An Authorized Intermediary may establish policies that differ from those of the Fund.  For example, the institution may charge transaction fees, set higher minimum investments or impose certain limitations on buying or selling shares in addition to those identified in this Prospectus.  Please contact your Authorized Intermediary for details.

*Householding.*  In an effort to decrease costs, the Fund intends to reduce the number of duplicate prospectuses and annual and semi-annual reports that you receive by sending only one copy of each to those addresses shared by two or more accounts and to shareholders that the Fund reasonably believes are from the same family or household.  If you would like to discontinue householding for your accounts, please call the Transfer Agent at 1-888-236-4298 to request individual copies of these documents.  The Transfer Agent will begin sending individual copies within 30 days after receiving your request.  This policy does not apply to account statements.

**Service Fees**

The Fund may pay service fees to intermediaries, such as banks, broker-dealers, financial advisors or other financial institutions, including affiliates of the Adviser, for sub-administration, sub-transfer agency and other shareholder services associated with shareholders whose shares are held of record in omnibus accounts, other group accounts or accounts traded through registered securities clearing agents.

The Adviser, out of its own resources and without additional cost to the Fund or its shareholders, may provide additional cash payments or non-cash compensation to intermediaries that sell shares of the Fund.  These payments and compensation are in addition to service fees paid by the Fund, if any.  Payments are generally made to intermediaries that provide shareholder servicing, marketing support or access to sales meetings, sales representatives and management representatives of the intermediary.  Compensation may also be paid to intermediaries for inclusion of the Fund on a sales list, including a preferred or select sales list, or in other sales programs.  Compensation may be paid as an expense reimbursement in cases in which the intermediary provides shareholder services to the Fund.  The Adviser may also pay cash compensation in the form of finder's fees that vary depending on the dollar amount of the shares sold.

## Distributions and Taxes

**Distributions**

The Fund will make distributions of net investment income and capital gains, if any, at least annually, typically during the month of December.  The Fund may make additional distributions if it deems it to be desirable at other times during any year.

All distributions will be reinvested in Fund shares unless you choose one of the following options: (1) to receive distributions of net capital gains in cash, while reinvesting net investment income distributions in additional Fund shares; (2) to receive all distributions in cash; or (3) to reinvest net capital gains distributions in additional Fund shares while receiving distributions of net investment income in cash.

If you wish to change your distribution option, write to the Transfer Agent in advance of the payment date of the distribution.  Any such change will be effective only as to distributions for which the record date is five or more days after the Transfer Agent receives the written request.

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If you elect to receive distributions in cash and the U.S. Postal Service is unable to deliver your check, or if a check remains uncashed for six months, the Fund reserves the right to reinvest the distribution check in your account at the Fund's then current NAV per share and to reinvest all subsequent distributions.

**Tax Consequences**

The Fund intends to qualify and elect to be treated as a RIC under Subchapter M of the Code, provided that it complies with all applicable requirements regarding the source of its income, diversification of its assets and timing of distributions. However, there can be no assurance that the Fund will satisfy all requirements to be taxed as a RIC.

As a RIC, distributions of the Fund's net investment income (which includes but is not limited to interest, dividends, net short-term capital gains and net gains from foreign currency transactions), if any, are generally taxable to the Fund's shareholders as ordinary income. To the extent that the Fund's distributions of net investment income are designated as attributable to "qualified dividend" income, such income may be subject to tax at the reduced rate of federal income tax applicable to non-corporate shareholders for net long-term capital gains, if certain holding period requirements have been satisfied by the shareholder. To the extent that the Fund's distributions of net investment income are attributable to net short-term capital gains, these distributions will be treated as ordinary dividend income for the purposes of income tax reporting and will not be available to offset a shareholder's capital losses from other investments.

As a RIC, distributions of net capital gains (net long-term capital gains less net short-term capital losses) are generally taxable as long-term capital gains (currently at a maximum rate of 15%), regardless of the length of time that a shareholder has owned Fund shares.

You will be taxed in the same manner whether you receive your distributions (whether of net investment income or net capital gains) in cash or reinvest them in additional Fund shares.

Shareholders who sell, exchange or redeem shares generally will have a capital gain or loss from the sale, exchange or redemption. The amount of the gain or loss and the applicable rate of federal income tax will depend generally upon the amount paid for the shares, the amount received from the sale, exchange or redemption and how long the shares were held by a shareholder. If you purchase Fund shares within 30 days before or after redeeming other Fund shares at a loss, all or part of your loss will not be deductible and will instead increase the basis of the newly purchased shares.

Shareholders will be advised annually as to the federal tax status of all distributions made by the Fund for the preceding year. Distributions by the Fund may also be subject to state and local taxes. Additional tax information may be found in the SAI.

**Tax Matters During the Most Recently Completed Tax Year**

Effective December 31, 2009, the Fund changed its fiscal year-end from May 31 to December 31. Beginning January 1, 2010, the Fund is using a calendar tax year. The Fund did not qualify to be taxed as a RIC under Subchapter M of the Code for the Short Tax Year, and instead the Fund was taxed for the Short Tax Year as a C corporation. The following discussion applies to the Short Tax Year. The Fund was not subject to the annual distribution requirements applicable to RICs, nor was it subject to the excise taxes that specifically apply to RICs. The Fund owed federal income taxes on its federal taxable income at the standard federal corporate income tax rates (up to 35% for 2009). The Fund did not distinguish, for the purpose of federal corporate income taxes, its net capital gains from its net investment income and owed taxes on such gains and income at the same tax rate. The Fund was not permitted to deduct any dividends paid to shareholders in computing its federal taxable income. As a C corporation, the Fund was eligible to use ordinary losses to offset net capital gains. Although the Fund, as a C corporation, was generally eligible to carry forward and carry back net operating losses, such losses could not be carried back to any year that the Fund was taxable as a RIC, which included all prior tax years of the Fund. The Fund's net asset value per share was reduced by 1.6 cents by reason of the federal income taxes (not including any applicable state or local income taxes) that it paid for the Short Tax Year. Additional tax information regarding taxation of the Fund and shareholders during the Short Tax Year may be found in the SAI.

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The Adviser anticipates that the Fund's failure to qualify as a RIC was temporary and that the Fund will once again qualify to be taxed as a RIC in tax years beginning January 1, 2010 and beyond. Nevertheless, the Adviser has not recommended to the Board of Trustees any change in the Fund's investment objective or its investment strategies and policies. The Adviser intends to continue to manage the Fund in the best interests of its shareholders, and circumstances may arise in the future that warrant, in the Adviser's judgment, investments in the type of financial instruments that produce income that will not qualify as "good income" under Subchapter M of the Code and that would jeopardize the Fund's ability to qualify as a RIC.

To requalify as a RIC, the Fund must distribute all earnings and profits from the Short Tax Year. The Fund will distribute these earnings and profits to shareholders before December 31, 2010, with any applicable statutory interest included with the distribution. The Fund will be unable to deduct the distribution of accumulated C corporation earnings and profits when computing its federal taxable income for 2010.

This section is not intended to be a full discussion of federal tax laws and the effect of such laws on you. There may be other federal, state, foreign or local tax considerations applicable to a particular shareholder. You are urged to consult your own tax adviser.

## Financial Highlights

The following financial highlights table shows the Fund's financial performance information for the period from July 31, 2007 (its commencement of operations) to May 31, 2008, the fiscal year ended May 31, 2009, and the short period from June 1, 2009 to December 31, 2009. Certain information reflects financial results for a single share of the Fund. The total return in the table represents the rate of return that you would have experienced on an investment in the Fund (assuming that you reinvested all Fund distributions). This information has been audited by Deloitte & Touche LLP, the independent registered public accounting firm of the Fund, whose report, along with the Fund's financial statements, are included in the Fund's annual report, which is available upon request.

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Per Share Data for a Share Outstanding Throughout Each Period

| | Period from June 1, 2009 to December 31, 2009 | Year Ended May 31, 2009 | Period Ended May 31, 2008[1] |
|---|---|---|---|
| **Net Asset Value, Beginning of Period** | $ 10.18 | $ 10.76 | $ 10.00 |
| **Income (loss) from investment operations:** | | | |
| Net investment loss | (0.06) | (0.03) | (0.05) |
| Net realized and unrealized gain (loss) on investments | 1.72 | (0.55) | 0.81 |
| Total from Investment Operations | 1.66 | (0.58) | 0.76 |
| **Less distributions paid:** | | | |
| From net realized gain on investments | – | (0.00)[8] | – |
| Total distributions paid | – | (0.00)[8] | – |
| **Net Asset Value, End of Period** | $ 11.84 | $ 10.18 | $ 10.76 |
| **Total Return**[2] | 16.40% | (5.36)% | 7.60% |
| **Supplemental Data and Ratios:** | | | |
| Net assets at end of period (000's) | $ 98,503 | $ 43,044 | $ 11,684 |
| Ratio of expenses to average net assets: | | | |
| Before waiver and expense reimbursement[3] | 2.58%[5] | 2.67%[4] | 5.98%[4] |
| After waiver and expense reimbursement[3] | 2.43%[5] | 2.24%[4] | 2.97%[4] |
| Ratio of net investment loss to average net assets: | | | |
| Before waiver and expense reimbursement[3] | (1.48)%[7] | (0.92)%[6] | (4.33)%[6] |
| After waiver and expense reimbursement[3] | (1.33)%[7] | (0.49)%[6] | (1.32)%[6] |
| Portfolio turnover rate[2] | 78.10% | 226.79% | 123.43% |

(1) The Fund commenced operations on July 31, 2007.
(2) Not annualized for periods less than a full year.
(3) Annualized.
(4) The ratio of expenses to average net assets includes dividends on short positions. The before waiver and expense reimbursement and after waiver and expense reimbursement ratios excluding dividends on short positions were 2.24% and 1.81%, and 5.01% and 2.00%, for the periods ended May 31, 2009 and May 31, 2008, respectively.
(5) The ratio of expenses to average net assets includes dividends on short positions and tax expense. The before waiver and expense reimbursement and after waiver and expense reimbursement ratios excluding dividends on short positions and tax expense were 1.90% and 1.75%, respectively.
(6) The net investment loss ratios include dividends on short positions.
(7) The net investment loss ratios include dividends on short positions and tax expense.
(8) Distributions paid from net realized gain on investments rounds to less than 0.5 cent per share.

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## PRIVACY NOTICE

[Missing Graphic Reference]

The Fund collects non-public personal information about you from the following sources:

· information we receive about you on applications or other forms;

· information you give us orally; and/or

· information about your transactions with us or others.

**We do not disclose any non-public personal information about our shareholders or former shareholders without the shareholder's authorization, except as permitted by law or in response to inquiries from governmental authorities.  We may share information with affiliated parties and unaffiliated third parties with whom we have contracts for servicing the Fund.  We will provide unaffiliated third parties with only the information necessary to carry out their assigned responsibility.  All shareholder records will be disposed of in accordance with applicable law. We maintain physical, electronic and procedural safeguards to protect your non-public personal information and require third parties to treat your non-public personal information with the same high degree of confidentiality.**

**In the event that you hold shares of the Fund through a financial intermediary, including but not limited to a broker-dealer, bank or trust company, the privacy policy of your financial intermediary governs how your non-public personal information is shared with unaffiliated third parties.**

**This page is not a part of the Prospectus.**

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***Investment Adviser***
Marketfield Asset Management, LLC
292 Madison Avenue, 14th Floor
New York, New York 10017


***Independent Registered Public Accounting Firm***
Deloitte & Touche, LLP
555 East Wells Street
Milwaukee, Wisconsin 53202


***Legal Counsel***
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, Wisconsin 53202


***Custodian***
U.S. Bank, N.A.
Custody Operations
1555 North River Center Drive, Suite 302
Milwaukee, Wisconsin 53212


***Transfer Agent, Fund Accountant and Fund Administrator***
U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202


***Distributor***
Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

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**Marketfield Fund**
A series of Trust for Professional Managers


**FOR MORE INFORMATION**


You may find more information about the Fund in the following documents:

**Statement of Additional Information**
The SAI provides additional details about the investments and techniques of the Fund and certain other additional information.  The current SAI on file with the SEC is incorporated into this Prospectus by reference.  This means that the SAI is legally considered a part of this Prospectus even though it is not physically within this Prospectus.

**Annual and Semi-Annual Reports**
The Fund's annual and semi-annual reports provide the most recent financial reports and portfolio listings.  The annual report contains a discussion of the market conditions and investment strategies that affected the Fund's performance during the Fund's most recently ended fiscal year.

You may obtain a free copy of these documents, request other information or make general inquiries about the Fund by calling the Fund toll-free at 1-888-236-4298, by visiting www.marketfield.com or by writing to:

**Marketfield Fund**
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

You may review and copy information, including the Fund's shareholder reports and its SAI, at the SEC's Public Reference Room in Washington, D.C.  You may obtain information on the operation of the Public Reference Room by calling 1-202-551-8090.  Reports and other information about the Fund are also available:

·  free of charge from the SEC's EDGAR database on the SEC's website at http://www.sec.gov;

·  for a fee, by writing to the SEC's Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549-1520; or

·  for a fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

(The Trust's SEC Investment Company Act of 1940 file number is 811-10401)

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# Statement of Additional Information

**Dated:  April 30, 2010**


# Marketfield Fund
(MFLDX)


This Statement of Additional Information ("SAI") provides general information about Marketfield Fund (the "Fund"), a series of Trust for Professional Managers (the "Trust"). This SAI is not a prospectus and should be read in conjunction with the Fund's current prospectus dated April 30, 2010 (the "Prospectus"), as supplemented and amended from time to time, which is incorporated herein by reference.  The Fund's audited financial statements for the fiscal period ended December 31, 2009 are incorporated herein by reference from the Fund's Annual Report to Shareholders dated December 31, 2009.  To obtain a copy of the Prospectus or the Fund's 2009 Annual Report to Shareholders, please visit www.marketfield.com, or write or call the Fund at the address or telephone number below:

**Marketfield Fund**
**c/o U.S. Bancorp Fund Services, LLC**
**P.O. Box 701**
**Milwaukee, WI 53201-0701**
**888- 236-4298**

# TABLE OF CONTENTS

## The Trust

Trust for Professional Managers is a Delaware statutory trust organized on May 29, 2001 and is registered with the Securities and Exchange Commission (the "SEC") as an open-end management investment company. The Fund is one series, or mutual fund, formed by the Trust. The Fund is a diversified series of the Trust and has its own investment objective and policies. As of the date of this SAI, 20 other series of the Trust are offered in separate prospectuses and SAIs. The Trust may start additional series and offer shares of a new fund under the Trust at any time.

The Trust is authorized to issue an unlimited number of interests (or shares). Interests in the Fund are represented by shares of beneficial interest, each with a par value of $0.001. Each share of the Trust has equal voting rights and liquidation rights, and is voted in the aggregate and not by series, except in matters where a separate vote is required by the Investment Company Act of 1940, as amended (the "1940 Act"), or when the matters affect only the interest of a particular series. When matters are submitted to shareholders for a vote, each shareholder is entitled to one vote for each full share owned and fractional votes for fractional shares owned. The Trust does not normally hold annual meetings of shareholders. The Trust's Board of Trustees (the "Board of Trustees") will promptly call and give notice of a meeting of shareholders for the purpose of voting upon removal of any trustee when requested to do so in writing by shareholders holding 10% or more of the Trust's outstanding shares.

Each share of the Fund represents an equal proportionate interest in the assets and liabilities of the Fund and is entitled to such distributions out of the income of the Fund as are declared by the Board of Trustees. The Board of Trustees has the authority from time to time to divide or combine the shares of any series into a greater or lesser number of shares of that series so long as the proportionate beneficial interests in the assets belonging to that series and the rights of shares of any other series are not affected. Additionally, in the case of any liquidation of a series, the holders of shares of the series being liquidated are entitled to receive a distribution out of the assets, net of the liabilities, belonging to that series. Expenses attributable to any series are borne by that series. Any general expenses of the Trust not readily identifiable as belonging to a particular series are allocated by, or under the direction of, the Board of Trustees on the basis of relative net assets, the number of shareholders or another equitable method. No shareholder is liable for further calls or to be assessed by the Trust without his or her express consent.

The assets of the Fund received for the issue or sale of its shares, and all income, earnings, profits and proceeds thereof, subject only to the rights of creditors, constitute the underlying assets of the Fund. In the event of the dissolution or liquidation of the Fund, the holders of shares of the Fund are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders.

Marketfield Asset Management, LLC (the "Adviser") serves as the investment adviser to the Fund.

## Investment Policies, Strategies and Associated Risks

The investment objective of the Fund is capital appreciation and income. The Fund is diversified. Under applicable federal laws, to qualify as a diversified fund, the Fund, with respect to 75% of its total assets, may not invest more than 5% of its total assets in any one issuer and may not hold more than 10% of the securities of any one issuer. The remaining 25% of the Fund's total assets does not need to be "diversified" and may be invested in the securities of a single issuer, subject to other applicable laws. The diversification of the Fund's holdings is measured at the time that the Fund purchases a security. However, if the Fund purchases a security and holds it for a period of time, the security may become a larger percentage of the Fund's total assets due to movements in the financial markets. If the market affects several securities held by the Fund, the Fund may have a greater percentage of its assets invested in the securities of a few issuers. Then the Fund is subject to the risk that its performance may be hurt disproportionately by the poor performance of relatively few securities despite the fact that the Fund qualifies as a diversified fund under applicable federal laws.

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There is no assurance that the Fund will achieve its investment objective. The following discussion supplements the description of the Fund's investment objective and principal investment strategies set forth in the Prospectus. Except for the fundamental investment limitations listed below (see "Fundamental Investment Limitations" below), the Fund's investment strategies and policies are not fundamental and may be changed by the sole action of the Board of Trustees, without shareholder approval. The Fund's investment objective and strategies may be changed without the approval of the Fund's shareholders upon 60 days' written notice to shareholders. While the Fund is permitted to hold securities and to engage in various strategies as described hereafter, it is not obligated to do so.

Whenever an investment policy or limitation states a maximum percentage of the Fund's assets that may be invested in any security or other asset, or sets forth a policy regarding quality standards, the standard or percentage limitation is determined immediately after and as a result of the Fund's acquisition or sale of the security or other asset. Accordingly, except with respect to borrowing and illiquid securities, any subsequent changes in values, net assets or other circumstances are not considered when determining whether an investment complies with the Fund's investment policies and limitations. In addition, if a bankruptcy or other extraordinary event occurs concerning a particular investment by the Fund, the Fund may receive securities, real estate or other investments that the Fund would not, or could not, buy. If this happens, the Fund will sell these investments as soon as reasonably practicable while trying to maximize the return to Fund shareholders.

### General Market Risks

U.S. and international markets have experienced significant volatility since 2008. The fixed-income markets have experienced substantially lower valuations, reduced liquidity, price volatility, credit downgrades, increased likelihood of default and valuation difficulties. These concerns have spread to domestic and international equity markets. In some cases, the stock prices of individual companies have been negatively impacted even though there may have been little or no apparent degradation in the financial conditions or prospects of the issuers. As a result of this significant volatility, many of the following risks associated with an investment in the Fund may have increased. Continuing market problems may have adverse effects on the Fund.

### Equity Securities

An equity security (such as a stock, partnership interest or other beneficial interest in an issuer) represents a proportionate share of the ownership of a company. Its value is based on the success of the company's business, any income paid to stockholders, the value of its assets and general market conditions. Common stocks and preferred stocks are examples of equity securities. Preferred stocks are equity securities that often pay dividends at a specific rate and have a preference over common stocks in dividend payments or liquidation of assets or both. Some preferred stocks may be convertible into common stock. Convertible securities are securities (such as debt securities or preferred stock) that may be converted into or exchanged for a specified amount of securities of the same or different issuer within a particular period of time at a specified price or based on a formula.

The risks of investing in companies in general include business failure and reliance on erroneous reports. To the extent that the Fund is invested in the equity securities of small or medium-size companies, directly or indirectly, it will be exposed to the risks applicable to smaller sized companies. Small and medium-size companies often have narrower markets for their goods or services and more limited managerial and financial resources than larger, more established companies. Furthermore, those companies often have limited product lines or services, markets or financial resources or are dependent on a small management group. In addition, because securities of smaller companies are not well known to the investing public, do not have significant institutional ownership and are followed by relatively few security analysts, there is normally less publicly available information concerning these securities compared to that available for the securities of larger companies. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the value and liquidity of the securities. As a result, the performance of the smaller companies may be more volatile, and they may face greater risk of business failure, which could increase the volatility of the Fund's portfolio.

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*Preferred Stock*

A preferred stock is a blend of the characteristics of a bond and common stock.  It can offer the higher yield of a bond and has priority over common stock in equity ownership.  It does not have the seniority of a bond and, unlike common stock, its participation in the issuer's growth may be limited.  Preferred stock has preference over common stock in the receipt of dividends or in any residual assets after payment to creditors should the issuer be dissolved or both.  Although the dividend on a preferred stock may be set at a fixed annual rate, in some circumstances it may be changed or passed by the issuer.

*Fixed-Income Securities*

The Fund may invest in a wide range of fixed-income securities, which may include obligations of any rating or maturity.  The Fund may invest in investment grade corporate debt securities and lower-rated corporate debt securities (commonly known as "junk bonds").  Lower rated or high-yield debt securities, generally referred to as "junk bonds," include corporate high-yield debt securities, zero-coupon securities, paid-in kind securities and strips.  Investment grade corporate bonds are those rated BBB or better by Standard & Poor's Rating Service ("S&P") or Baa or better by Moody's Investors Service, Inc. ("Moody's").  Securities rated BBB by S&P are considered investment grade, but Moody's considers securities rated Baa to have speculative characteristics.  See *Appendix A* for a description of corporate bond ratings.  The Fund may also invest in unrated securities.

Junk Bonds.  Junk bonds generally offer a higher current yield than is available for higher grade issues.  Companies issuing high-yield junk bonds are more likely to experience financial difficulties that may lead to a weakened capacity to make principal and interest payments than issuers of higher grade securities.  Issuers of junk bonds are often highly leveraged and are more vulnerable to changes in the economy, such as a recession or rising interest rates, which may affect their ability to meet their interest or principal payment obligations.  During periods of economic downturn or rising interest rates, highly leveraged issuers may experience financial stress that could adversely affect their ability to make payments of interest and principal and could increase the possibility of default.  In addition, the market for lower rated debt securities has expanded rapidly in recent years, and its growth has paralleled a long economic expansion. At times in recent years, the prices of many lower rated debt securities declined substantially, reflecting an expectation that many issuers of such securities might experience financial difficulties. As a result, the yields on lower rated debt securities rose dramatically, but the higher yields did not reflect the value of the income stream that holders of such securities expected, but rather the risk that such securities would lose a substantial portion of their value as a result of the issuer's financial restructuring or default.  There can be no assurance that such declines will not recur.  The market for lower rated debt issues generally is thinner and less active than that for higher quality securities, which may limit the Fund's ability to sell such securities at fair value in response to changes in the economy or financial markets.  Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the values and liquidity of lower-rated securities, especially in a thinly traded market.  Changes by recognized rating services in their ratings of a fixed-income security affect the value of these investments.  The Fund will not necessarily dispose of a security when its rating is reduced below its rating at the time of purchase.  However, the Adviser will monitor the investment to determine whether continued investment in the security will further the Fund's investment objective.

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<u>Corporate Debt Securities</u>.  Corporate debt securities are fixed-income securities issued by businesses to finance their operations, although corporate debt instruments may also include bank loans to companies.  Notes, bonds, debentures and commercial paper are the most common types of corporate debt securities, with the primary difference being their maturities and secured or unsecured status.  Commercial paper has the shortest term and is usually unsecured.

The broad category of corporate debt securities includes debt issued by domestic or foreign companies of all kinds, including those with small, medium and large capitalizations.  Corporate debt may be rated investment grade or below investment grade and may carry variable or floating rates of interest.  Because of the wide range of types and maturities of corporate debt securities, as well as the range of creditworthiness of their issuers, corporate debt securities have widely varying potentials for return and varying risk profiles.  For example, commercial paper issued by a large established domestic corporation that is rated investment grade may have a modest return on principal but carries relatively limited risk.  On the other hand, a long-term corporate note issued by a small foreign corporation from an emerging market country that has not been rated may have the potential for relatively large returns on principal but carries a relatively high degree of risk.

Corporate debt securities carry both credit risk and interest rate risk.  Credit risk is the risk that the Fund could lose money if the issuer of a corporate debt security is unable to pay interest or repay principal when it is due.  Some corporate debt securities that are rated below investment grade are generally considered speculative because they present a greater risk of loss, including default, than higher quality debt securities.  The credit risk of a particular issuer's debt securities may vary based on the priority for repayment.  For example, higher ranking (senior) debt securities have a higher priority than lower ranking (subordinated) securities.  The issuer may not make payments on subordinated securities while continuing to make payments on senior securities.  In addition, in the event of bankruptcy, holders of higher ranking senior securities may receive amounts otherwise payable to the holders of more junior securities.  Interest rate risk is the risk that the value of certain corporate debt securities falls when interest rates rise.  In general, corporate debt securities with longer terms tend to fall more in value when interest rates rise than corporate debt securities with shorter terms.

<u>Auction Rate Securities</u>.  Auction Rate Securities ("ARS") are long-term, variable-rate bonds tied to short-term interest rates.  ARS have a long-term nominal maturity with interest rates reset through a modified Dutch auction, at predetermined short-term intervals, usually seven, 28 or 35 days.  ARS trade at par and are "callable" (meaning that the issuer may require the bondholder to sell the bond back to the issuer) at par on any interest payment date.  Common issuers of ARS include municipalities, non-profit hospitals, utilities, housing finance agencies, student loan finance authorities and universities.  Credit risk associated with ARS is similar to the default risk associated with other municipal and corporate bond issuers.  Bond insurance is usually used to lower the credit risk of ARS.  ARS are subject to liquidity risk if the auction process used to reset the interest rates fails because there are more orders to sell the ARS than bids to purchase the ARS.  If an auction process fails, existing holders of ARS would have to continue to hold their ARS until there were a sufficient number of bids to purchase the ARS at the next auction to calculate the interest rate reset.  Since mid-February 2008, most auctions have failed due to insufficient demand for securities and have continued to fail for an extended period of time.  Failed auctions may adversely impact the liquidity of ARS investments.  Although some issuers of ARS are redeeming or are considering redeeming these securities, such issuers are not obligated to do so.  Therefore, there is no guarantee that a liquid market will exist for ARS at a time when the Fund wishes to dispose of these securities.

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Zero-Coupon Securities.  The Fund may invest in zero-coupon bonds as part of its investment strategy, without limitation.  Zero-coupon securities make no periodic interest payments but are sold at a deep discount to their face value.  The buyer recognizes a rate of return determined by the gradual appreciation of the security, which is redeemed at face value on a specified maturity date.  The discount varies depending on the time remaining until maturity, as well as market interest rates, the liquidity of the security, and the issuer's perceived credit quality.  If the issuer defaults, the holder may not receive any return on his or her investment.  Because zero-coupon securities bear no interest and compound semiannually at the rate fixed at the time of issuance, their value generally is more volatile than the value of other fixed-income securities.  Since zero-coupon bondholders do not receive interest payments, when interest rates rise, zero-coupon securities fall more dramatically in value than bonds that pay interest on a current basis.  When interest rates fall, zero-coupon securities rise more rapidly in value because they reflect a fixed rate of return.  An investment in zero-coupon and delayed interest securities may cause the Fund to recognize income, and therefore the Fund may be required to make distributions to shareholders before the Fund receives any cash payments on its investment.

Unrated Debt Securities.  Unrated debt, while not necessarily lower in quality than rated securities, may not have as broad a market.  Because of the size and perceived demand for the issue, among other factors, certain issuers may decide not to pay the cost of getting a rating for their debt securities.  The creditworthiness of the issuer, as well as any financial institution or other party responsible for payments on the security, will be analyzed by the Adviser to determine whether to purchase unrated bonds for the Fund.

*Convertible Securities*

The Fund may invest in convertible securities.  A convertible security is a fixed-income security (a debt instrument or a preferred stock) that may be converted at a stated price within a specified period of time into a certain quantity of the securities of the same or a different issuer.  Convertible securities are senior to common stock in an issuer's capital structure but are usually subordinated to similar non-convertible securities.  While providing a fixed-income stream (generally higher in yield than the income derivable from common stock but lower than that afforded by a similar non-convertible security), a convertible security also gives an investor the opportunity, through its conversion feature, to participate in the capital appreciation of the issuing company depending upon a market price advance in the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would be paid after the company's creditors but before the company's common shareholders.  Consequently, the issuer's convertible securities generally may be viewed as having more risk than its debt securities but less risk than its common stock.

*Exchange-Traded Funds ("ETFs")*

The Fund may invest in ETFs as a principal investment strategy. Each share of an ETF represents an undivided ownership interest in the portfolio of securities held by that ETF.  ETFs are investment companies that are bought and sold on a securities exchange. ETFs acquire and hold either (1) shares of all of the companies that are represented by a particular index in the same proportion that is represented in the index itself or (2) securities of a sampling of the companies that are represented by a particular index in a proportion meant to track the performance of the entire index.

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ETFs are intended to provide investment results that, before expenses, generally correspond to the price and yield performance of the corresponding market index, and the value of their shares should, under normal circumstances, closely track the value of the index's underlying component securities. ETFs generally do not buy or sell securities, except to the extent necessary to conform their portfolios to the corresponding index. Because an ETF has operating expenses and transaction costs, while a market index does not, ETFs that track particular indices typically are unable to match the performance of the index exactly.

ETFs generally do not sell or redeem their shares for cash, and most investors do not purchase or redeem shares directly from an ETF at all. Instead, the ETF issues and redeems its shares in large blocks (typically 50,000 of its shares) called "creation units." Creation units are issued to anyone who deposits a specified portfolio of the ETF's underlying securities, as well as a cash payment generally equal to accumulated dividends on the securities (net of expenses) up to the time of deposit. Creation units are redeemed in kind for a portfolio of the underlying securities (based on the ETF's net asset value ("NAV")) together with a cash payment generally equal to accumulated dividends on the date of redemption. Most ETF investors purchase and sell ETF shares in the secondary trading market on a securities exchange in lots of any size, at any time during the trading day. ETF investors generally pay a brokerage fee for each purchase or sale of ETF shares, including purchases made to reinvest dividends.

Because ETF shares are created from the securities of an underlying portfolio and may be redeemed for the securities of an underlying portfolio on any day, arbitrage traders may move to profit from any price discrepancies between the shares and the ETF's portfolio, which in turn helps to close the price gap between the two. Because of supply and demand and other market factors, there may be times during which an ETF share trades at a premium or discount to its NAV.

The Fund intends to be a long-term investor in ETFs and does not intend to purchase and redeem creation units to take advantage of short-term arbitrage opportunities. However, the Fund may redeem creation units for the underlying securities (and any applicable cash) and may assemble a portfolio of the underlying securities to be used (with any required cash) to purchase creation units, if the Adviser believes that it is in the Fund's best interest to do so. The Fund's ability to redeem creation units may be limited by the 1940 Act, which provides that ETFs are obligated to redeem shares held by the Fund in an amount exceeding 1% of their total outstanding securities during any period of less than 30 days.

The Fund will invest in ETF shares only if the ETF is registered as an investment company under the 1940 Act (see "Other Investment Companies" below). If an ETF in which the Fund invests ceases to be a registered investment company, the Fund will dispose of the securities of the ETF. Furthermore, in connection with its investment in ETF shares, the Fund incurs various costs. The Fund may also realize capital gains when ETF shares are sold, and the purchase and sale of the ETF shares may generate a brokerage commission that may result in costs. In addition, the Fund is subject to other fees as an investor in ETFs. Generally, those fees include, but are not limited to, trustee fees, operating expenses, licensing fees, registration fees and marketing expenses, each of which will be reflected in the NAV of the ETF and therefore its shares.

There is a risk that an ETF in which the Fund invests may terminate due to extraordinary events that may cause service providers to the ETF, such as the trustee or sponsor, to close or otherwise fail to perform their obligations to the ETF. Also, because the ETFs in which the Fund may principally invest are granted licenses to use the relevant indices as a basis for determining their compositions and otherwise to use certain trade names, the ETFs may terminate if the license agreements are terminated. In addition, an ETF may terminate if its NAV falls below a certain amount.

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*Aggressive ETF Investment Technique Risk*.  ETFs may use investment techniques and financial instruments that could be considered aggressive, including the use of futures contracts, options on futures contracts, securities and indices, forward contracts, swap agreements and similar instruments.  An ETF's investment in financial instruments may involve a small investment relative to the amount of investment exposure assumed and may result in losses exceeding the amounts invested in those instruments.  Such instruments, particularly when used to create leverage, may expose the ETF to potentially dramatic changes (losses or gains) in the value of the instruments and imperfect correlation between the value of the instruments and the relevant security or index.  The use of aggressive investment techniques also exposes an ETF to risks different from, or possibly greater than, the risks associated with investing directly in securities contained in an index underlying the ETF's benchmark, including: (1) the risk that an instrument is temporarily mispriced; (2) credit, performance or documentation risk on the amount each ETF expects to receive from a counterparty; (3) the risk that securities prices, interest rates and currency markets will move adversely and an ETF will incur significant losses; (4) imperfect correlation between the price of financial instruments and movements in the prices of the underlying securities; (5) the risk that the cost of holding a financial instrument may exceed its total return; and (6) the possible absence of a liquid secondary market for any particular instrument and possible exchange-imposed price fluctuation limits, both of which may make it difficult or impossible to adjust an ETF's position in a particular instrument when desired.

*Inverse Correlation ETF Risk*.  ETFs benchmarked to an inverse multiple of an index generally lose value as the index or security underlying such ETF's benchmark is increasing (gaining value), a result that is the opposite from conventional mutual funds.

*Leveraged ETF Risk*.  Leverage offers a means of magnifying market movements into larger changes in an investment's value and provides greater investment exposure than an unleveraged investment.  While only certain ETFs employ leverage, many may use leveraged investment techniques for investment purposes.  The ETFs that employ leverage will normally lose more money in adverse market environments than ETFs that do not employ leverage.

**Other Investment Companies**

As a principal investment strategy, the Fund may invest in shares of other investment companies, including money market mutual funds, other mutual funds and ETFs.  The Fund's investments in money market mutual funds may be used for cash management purposes and to maintain liquidity in order to satisfy redemption requests or to pay unexpected expenses.  The Fund limits its investments in securities issued by other investment companies in accordance with the 1940 Act.  With certain exceptions, Section 12(d)(1) of the 1940 Act precludes the Fund from acquiring (1) more than 3% of the total outstanding shares of another investment company; (2) shares of another investment company having an aggregate value in excess of 5% of the value of the total assets of the Fund; or (3) shares of another registered investment company and all other investment companies having an aggregate value in excess of 10% of the value of the total assets of the Fund.  However, Section 12(d)(1)(F) of the 1940 Act provides that the provisions of Section 12(d)(1) do not apply to securities purchased or otherwise acquired by the Fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding shares of such investment company is owned by the Fund and all affiliated persons of the Fund and (ii) the Fund has not offered or sold, and is not proposing to offer or sell, its shares through a principal underwriter or otherwise at a public or offering price that includes a sales load of more than 1-1/2%.

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Because the Fund invests in investment companies, including ETFs, pursuant to Section 12(d)(1)(F), it complies with the following voting restrictions: when the Fund exercises voting rights, by proxy or otherwise, with respect to investment companies owned by the Fund, the Fund either seeks instruction from the Fund's shareholders with regard to the voting of all proxies and votes in accordance with such instructions, or it votes the shares held by the Fund in the same proportion as the vote of all other holders of the securities of the investment company. In addition, an investment company purchased by the Fund pursuant to Section 12(d)(1)(F) is not required to redeem its shares in an amount exceeding 1% of such investment company's total outstanding shares in any period of less than 30 days. In addition to the management and operational fees that the Fund bears directly in connection with its own operation, the Fund also bears its pro rata portion of the management and operational expenses of each other investment company.

*Foreign Investments and Currencies*
The Fund may invest in securities of foreign issuers of any size whose securities are not publicly traded in the United States, including, but not limited to, by purchasing and selling American depositary receipts ("ADRs"), European depositary receipts ("EDRs"), global depositary receipts ("GDRs") and foreign securities traded on a national securities market, by purchasing and selling foreign currency on a spot basis and by entering into forward currency contracts (see "Forward Currency Contracts" below). The Fund may also purchase and short-sell foreign-denominated bonds. Investments in foreign securities involve certain inherent risks, including the following:

*Depositary Receipts*. The Fund may invest its assets in securities of foreign issuers in the form of depositary receipts, including ADRs, which are securities representing securities of foreign issuers. A purchaser of an unsponsored depositary receipt may not have unlimited voting rights and may not receive as much information about the issuer of the underlying securities as with the purchase of a sponsored depositary receipt. Generally, ADRs in registered form are denominated in U.S. dollars and are designed for use in the U.S. securities markets. ADRs are receipts typically issued by a U.S. bank or trust company evidencing ownership of the underlying securities. For purposes of the Fund's investment policies, ADRs are deemed to have the same classification as the underlying securities they represent. Thus, an ADR representing ownership of common stock will be treated as common stock.

*Foreign-Denominated Bonds*. Foreign governments, U.S. and international agencies and corporations may issue debt instruments with interest and/or principal payable in currencies other than the U.S. dollar. For U.S.-based investors, these foreign-denominated bonds entail foreign currency risk as described below. While some foreign currencies tend to trade in a moderate range versus the U.S. dollar, other foreign currencies may exhibit dramatic and/or unexpected increases or decreases in value relative to the U.S. dollar. Freely floating foreign currencies have no limit on the degree of appreciation or depreciation that they may experience. Even foreign currencies that are managed by foreign governments and central banks to track the value of the U.S. dollar or a basket of securities ("managed float" or "peg" currencies) may in fact gain or lose value in U.S. dollar terms. Such managed currency arrangements may break down at any time, resulting in significant U.S. dollar valuation swings for foreign-denominated bonds paying in these foreign currencies. While the most common issuers of foreign-denominated bonds are domiciled outside of the United States, U.S entities may choose to offer bonds payable in foreign currencies.

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*Political and Economic Factors*.  Individual foreign economies of certain countries may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, capital reinvestment, resource self-sufficiency, diversification and balance of payments.  The internal politics of certain foreign countries may not be as stable as those of the United States.  Governments in certain foreign countries also continue to participate to a significant degree, through ownership interest or regulation, in their respective economies.  Action by these governments could include restrictions on foreign investment, nationalization and expropriation of goods or the imposition of taxes and may have a significant effect on market prices of securities and the payment of interest.  The economies of many foreign countries are heavily dependent upon international trade and are accordingly affected by the trade policies and economic conditions of their trading partners.  Enactment by these trading partners of protectionist trade legislation could have a significant adverse effect upon the securities markets of such countries.

*Currency Fluctuations*.  The Fund may invest in securities denominated in foreign currencies.  Accordingly, a change in the value of any such currency against the U.S. dollar will result in a corresponding change in the U.S. dollar value of the Fund's assets denominated in that currency.  Such changes will also affect the Fund's income.  The value of the Fund's assets may also be affected significantly by currency restrictions and exchange control regulations enacted from time to time.

*Market Characteristics*.  The Adviser expects that many foreign securities in which the Fund may invest could be purchased in over-the-counter markets or on exchanges located in the countries in which the principal offices of the issuers of the various securities are located, if that is the best available market.  Foreign exchanges and markets may be more volatile than those in the United States.  While growing in volume, they usually have substantially less volume than U.S. markets, and the Fund's foreign securities may be less liquid and more volatile than U.S. securities.  Moreover, settlement practices for transactions in foreign markets may differ from those in U.S. markets and may include delays beyond periods customary in the United States.  Foreign security trading practices, including those involving securities settlement in which Fund assets may be released prior to receipt of payment or securities, may expose the Fund to increased risk in the event of a failed trade or the insolvency of a foreign broker-dealer.

*Legal and Regulatory Matters*.  Certain foreign countries may have less supervision of securities markets or brokers and issuers of securities and less financial information available from issuers, than is available in the United States.

*Taxes*.  The interest and dividends payable on certain of the Fund's foreign portfolio securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to Fund shareholders.

*Costs*.  To the extent that the Fund invests in foreign securities, its expense ratio is likely to be higher than those of investment companies investing only in domestic securities, because the cost of maintaining the custody of foreign securities is higher.

*Emerging Markets*.  The Fund may invest in securities of companies located in developing or emerging markets, which securities entail additional risks, including less social, political and economic stability; smaller securities markets and lower trading volume, which may result in less liquidity and greater price volatility; national policies that may restrict the Fund's investment opportunities, including restrictions on investments in issuers or industries or expropriation or confiscation of assets or property; and less developed legal structures governing private or foreign investment.

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In addition to brokerage commissions, custodial services and other costs relating to investment in emerging markets are generally more expensive than in the U.S. These markets may also be unable to keep pace with the volume of securities transactions, making it difficult to conduct transactions. The inability of the Fund to make intended securities purchases due to settlement problems may cause the Fund to miss attractive investment opportunities. Inability to dispose of a security due to settlement problems may result either in losses to the Fund due to subsequent declines in the value of the security or, if the Fund has entered into a contract to sell the security, may result in possible liability to the purchaser.

In considering whether to invest in the securities of a foreign company, the Adviser considers such factors as the characteristics of the particular company, differences between economic trends and the performance of securities markets within the U.S. and those within other countries and also factors relating to the general economic, governmental and social conditions of the country or countries in which the company is located. The extent to which the Fund will be invested in foreign companies and countries and depositary receipts will fluctuate from time to time within the limitations described in the Prospectus, depending on the Adviser's assessment of prevailing market, economic and other conditions.

_Forward Currency Contracts_. The Fund may enter into forward currency contracts in anticipation of changes in currency exchange rates. A forward currency contract is an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. For example, the Fund may purchase a particular currency or may enter into a forward currency contract to preserve the U.S. dollar price of securities that it intends to or has contracted to purchase. Alternatively, the Fund may sell a particular currency on either a spot or forward basis to hedge against an anticipated decline in the dollar value of securities that it intends to or has contracted to sell. In addition, the Fund may sell a particular currency that it expects to decline in value on a forward basis as part of a speculative investment strategy designed to generate income or to enhance returns. The successful use of these strategies will usually depend on the Adviser's ability to forecast accurately currency exchange rate movements. If exchange rates move in an unexpected manner, the Fund may not achieve the anticipated benefits of the transaction, or it may realize losses. In addition, these techniques may result in a loss if the counterparty to the transaction does not perform as promised.

### Options, Futures and Other Strategies

The Fund may use certain options (both traded on an exchange and over the counter ("OTC")), futures contracts (sometimes referred to as "futures") and options on futures contracts (collectively, "Financial Instruments") as a substitute for a comparable market position in the underlying security, to attempt to hedge or limit the exposure of the Fund's position, to create a synthetic money market position, for certain tax-related purposes and to effect closing transactions.

The use of Financial Instruments is subject to applicable regulations of the SEC, the several exchanges upon which the Financial Instruments are traded and the Commodity Futures Trading Commission (the "CFTC"). In addition, the Fund's ability to use Financial Instruments is limited by tax considerations. Pursuant to a claim for exemption filed with the National Futures Association on behalf of the Fund, the Fund is not deemed to be a commodity pool operator or a commodity pool under the Commodity Exchange Act and is not subject to registration or regulation as such under the Commodity Exchange Act. In addition to the instruments, strategies and risks described below and in the Prospectus, the Adviser may discover additional opportunities in connection with Financial Instruments and other similar or related techniques. These new opportunities may become available as the Adviser develops new techniques, as regulatory authorities broaden the range of permitted transactions and as new Financial Instruments or other techniques are developed. The Adviser may utilize these opportunities to the extent that they are consistent with the Fund's investment objective and permitted by the Fund's investment limitations and applicable regulatory authorities. The Prospectus or this SAI will be supplemented to the extent that new products or techniques involve materially different risks than those described below or in the Prospectus.

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*Special Risks*.  The use of Financial Instruments involves special considerations and risks, certain of which are described below.  Risks pertaining to particular Financial Instruments are described in the sections that follow.

1.   Successful use of most Financial Instruments depends upon the Adviser's ability to predict movements of the overall securities markets, which requires different skills than predicting changes in the prices of individual securities.  The ordinary spreads between prices in the cash and futures markets, due to the differences in the natures of those markets, are subject to distortion.  Due to the possibility of distortion, a correct forecast of stock market trends by the Adviser may still not result in a successful transaction.  The Adviser may be incorrect in its expectations as to the extent of market movements or the time span within which the movements will take place, which may result in the strategy's being unsuccessful.

2.   Options and futures prices may diverge from the prices of their underlying instruments.  Options and futures prices are affected by such factors as current and anticipated short-term interest rates, changes in the volatility of the underlying instrument and the time remaining until expiration of the contract, which may not affect security prices in the same way.  Imperfect or no correlation also may result from differing levels of demand in the options and futures markets and the securities markets, from structural differences in how options and futures and securities are traded and from the imposition of daily price fluctuation limits or trading halts.

3.   As described below, the Fund may be required to maintain assets as "cover," to maintain segregated accounts or to make margin payments when it takes positions in Financial Instruments involving obligations to third parties (e.g., Financial Instruments other than purchased options).  If the Fund were unable to close out its positions in a Financial Instrument, it may be required to continue to maintain such assets or accounts or to make such payments until the position expired or matured.  These requirements may impair the Fund's ability to sell a portfolio security or to make an investment when it would otherwise be favorable to do so or may require that the Fund sell a portfolio security at a disadvantageous time.  The Fund's ability to close out a position in a Financial Instrument prior to expiration or maturity depends on the existence of a liquid secondary market or, in the absence of such a market, the ability and willingness of the other party to the transaction to enter into a transaction closing out the position.  Therefore, there is no assurance that any position in a Financial Instrument will be closed out at a time and price that is favorable to the Fund.

4.   Losses may arise due to unanticipated market price movements, lack of a liquid secondary market for any particular Financial Instrument at a particular time or due to losses from premiums paid by the Fund on options transactions.

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*Cover.* Transactions using Financial Instruments, other than purchased options, expose the Fund to an obligation to another party. The Fund does not enter into these transactions unless it owns either (1) an offsetting ("covered") position in securities or other options or futures contracts or (2) cash and liquid assets with a value, marked to market daily, sufficient to cover its potential obligations to the extent not covered as provided in clause (1). The Fund complies with SEC guidelines regarding cover for these instruments and will, if the guidelines so require, set aside cash or liquid assets in an account with its custodian, U.S. Bank, N.A. (the "Custodian"), or another approved custodian in the prescribed amount as determined daily.

Assets used as cover or held in an account may not be sold while the position in the corresponding Financial Instrument is open, unless they are replaced with other appropriate assets. As a result, the commitment of a large portion of the Fund's assets to cover accounts may impede portfolio management or the Fund's ability to meet redemption requests or other current obligations.

*Options.* The value of an option position reflects, among other things, the current market value of the underlying investment, the time remaining until expiration, the relationship of the exercise price to the market price of the underlying investment and general market conditions. Options that expire unexercised have no value. Options currently are traded on the Chicago Board Options Exchange ("CBOE"), the NYSE Amex Stock and Options Exchange ("NYSE Amex") and other exchanges, as well as the OTC markets.

By buying a call option on a security, the Fund has the right, in return for the premium paid, to buy the security underlying the option at the exercise price. By writing (selling) a call option and receiving a premium, the Fund becomes obligated during the term of the option to deliver securities underlying the option at the exercise price if the option is exercised. By buying a put option, the Fund has the right, in return for the premium, to sell the security underlying the option at the exercise price. By writing a put option and receiving the premium, the Fund becomes obligated during the term of the option to purchase the securities underlying the option at the exercise price.

Because option premiums paid or received by the Fund are small in relation to the market value of the investments underlying the options, buying and selling put and call options may be more speculative than investing directly in securities.

The Fund may effectively terminate its right or obligation under an option by entering into a closing transaction. For example, the Fund may terminate its obligation under a call or put option that it had written by purchasing an identical call or put option. This is known as a closing purchase transaction. Conversely, the Fund may terminate a position in a put or call option that it had purchased by writing an identical put or call option. This is known as a closing sale transaction. Closing transactions permit the Fund to realize profits or limit losses on an option position prior to its exercise or expiration.

*Risks of Options on Securities.* Exchange-traded options in the United States are issued by a clearing organization affiliated with the exchange on which the option is listed that, in effect, guarantees completion of every exchange-traded option transaction. In contrast, OTC options are contracts between the Fund and its counterparty (usually a securities dealer or a bank) with no clearing organization guarantee. When the Fund purchases an OTC option, it relies on the counterparty from which it purchased the option to make or take delivery of the underlying investment upon exercise of the option. Failure by the counterparty to do so would result in the loss of any premium paid by the Fund as well as the loss of any expected benefit of the transaction.

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The Fund's ability to establish and close out positions in exchange-traded options depends on the existence of a liquid market. There can be no assurance that such a market will exist at any particular time. Closing transactions may be made for OTC options only by negotiating directly with the counterparty or by a transaction in the secondary market if any such market exists. There can be no assurance that the Fund will be able to close out an OTC option position at a favorable price prior to exercise or expiration. In the event of insolvency of the counterparty, the Fund may be unable to close out an OTC option position at any time prior to its exercise or expiration.

If the Fund were unable to effect a closing transaction for an option it had purchased, it would have to exercise the option to realize any profit. The inability to enter into a closing purchase transaction for a covered call option written by the Fund could cause material losses because the Fund would be unable to sell the investment used as cover for the written option until the option expired or was exercised.

*Options on Indices.* The value of an index fluctuates with changes in the market values of the securities included in the index. Options on indices give the holder the right to receive an amount of cash upon exercise of the option. The value of this cash amount will depend upon the amount by which the closing level of the index upon which the option is based is greater than (in the case of a call) or less than (in the case of put) the exercise price of the option. Some stock index options are based on a broad market index, such as the S&P 500® Index, the NYSE Composite Index or the NYSE Arca Major Market Index, or on a narrower index, such as the Philadelphia Stock Exchange Over-the-Counter Index.

Each of the exchanges has established limitations governing the maximum number of call or put options on the same index that may be bought or written by a single investor, whether acting alone or in concert with others (regardless of whether such options are written on the same or different exchanges or are held or written on one or more accounts or through one or more brokers). Option positions of all investment companies advised by the Adviser are combined for purposes of these limitations. Pursuant to these limitations, an exchange may order the liquidation of positions and may impose other sanctions or restrictions. These position limits may restrict the number of listed options that the Fund may buy or sell.

Puts and calls on indices are similar to puts and calls on securities or futures contracts, except that all settlements are in cash and gain or loss depends on changes in the index in question rather than on price movements in individual securities or futures contracts. When the Fund writes a call on an index, it receives a premium and agrees that, prior to the expiration date, the purchaser of the call, upon exercise of the call, will receive from the Fund an amount of cash if the closing level of the index upon which the call is based is greater than the exercise price of the call. The amount of cash is equal to the difference between the closing price of the index and the exercise price of the call times a specified multiple, which determines the total value based on the difference. When the Fund buys a call on an index, it pays a premium and has the rights to the call indicated above. When the Fund buys a put on an index, it pays a premium and has the right, prior to the expiration date, to require the seller of the put, upon the Fund's exercise of the put, to deliver to the Fund an amount of cash if the closing level of the index upon which the put is based is less than the exercise price of the put, which amount of cash is determined by the multiplier as described above for calls. When the Fund writes a put on an index, it receives a premium and the purchaser of the put has the right, prior to the expiration date, to require the Fund to deliver to it an amount of cash equal to the difference between the closing level of the index and the exercise price times the multiplier if the closing level is less than the exercise price.

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*Risks of Options on Indices.* If the Fund has purchased an index option and exercises it before the closing index value for that day is available, it runs the risk that the level of the underlying index may subsequently change. If such a change causes the exercised option to fall out-of-the-money, the Fund will be required to pay the difference between the closing index value and the exercise price of the option (times the applicable multiplier) to the writer.

*OTC Options.* Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size and strike price, the terms of OTC options (options not traded on exchanges) generally are established through negotiation with the other party to the option contract. While this type of arrangement allows the Fund great flexibility to tailor the option to its needs, OTC options generally involve greater risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges on which they are traded.

*Futures Contracts and Options on Futures Contracts.* A futures contract obligates the seller to deliver (and the purchaser to take delivery of) the underlying security on the expiration date of the contract. An index futures contract obligates the seller to deliver (and the purchaser to take) an amount of cash equal to a specific dollar amount multiplied by the difference between the value of a specific index at the close of the last trading day of the contract and the price at which the agreement is made. No physical delivery of the underlying securities in the index is made.

When the Fund writes an option on a futures contract, it becomes obligated, in return for the premium paid, to assume a position in the futures contract at a specified exercise price at any time during the term of the option. If the Fund writes a call, it assumes a short futures position. If it writes a put, it assumes a long futures position. When the Fund purchases an option on a futures contract, it acquires the right in return for the premium to assume a long position if the option is a call and a short position if the option is a put.

Whether the Fund realizes a gain or loss from futures activities depends upon movements in the underlying security or index. The extent of the Fund's loss from an unhedged short position in futures contracts or from writing unhedged call options on futures contracts is potentially unlimited. The Fund only purchases and sells futures contracts and options on futures contracts that are traded on a U.S. exchange or board of trade.

No price is paid upon entering into a futures contract. Instead, at the inception of a futures contract the Fund is required to deposit "initial margin" in an amount generally equal to 10% or less of the contract value. Margin also must be deposited when writing a call or put option on a futures contract, in accordance with applicable exchange rules. Unlike margin in securities transactions, initial margin does not represent a borrowing, but rather is in the nature of a performance bond or good-faith deposit that is returned to the Fund at the termination of the transaction if all contractual obligations have been satisfied. Under certain circumstances, such as periods of high volatility, the Fund may be required by an exchange to increase the level of its initial margin payment, and initial margin requirements may be increased generally in the future by regulatory action.

Subsequent "variation margin" payments are made to and from the futures commission merchant daily as the value of the futures position varies, a process known as "marking-to-market." Variation margin does not involve borrowing but rather represents a daily settlement of the Fund's obligations to or from a futures commission merchant. When the Fund purchases an option on a futures contract, only the premium paid plus transaction costs is at risk. In contrast, when the Fund purchases or sells a futures contract or writes a call or put option thereon, it is subject to daily variation margin calls that may be substantial in the event of adverse price movements. If the Fund has insufficient cash to meet daily variation margin requirements, it may need to sell securities at a time when sales are disadvantageous.

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Purchasers and sellers of futures contracts and options on futures may enter into offsetting closing transactions, similar to closing transactions in options, by selling or purchasing, respectively, an instrument identical to the instrument purchased or sold. Positions in futures and options on futures contracts may be closed only on an exchange or board of trade that provides a secondary market. There can be no assurance that a liquid secondary market will exist for a particular contract at a particular time. In such event, it may not be possible to close a futures contract or options position.

Under certain circumstances, futures exchanges may establish daily limits on the amount that the price of a futures contract or an option on a futures contract may vary from the previous day's settlement price. Once that limit is reached, no trades may be made that day at a price beyond the limit. Daily price limits do not limit potential losses because prices may move to the daily limit for several consecutive days with little or no trading, thereby preventing liquidation of unfavorable positions.

If the Fund were unable to liquidate a futures contract or an option on a futures position due to the absence of a liquid secondary market or the imposition of price limits, it may incur substantial losses. The Fund would continue to be subject to market risk with respect to the position. In addition, except in the case of purchased options, the Fund would continue to be required to make daily variation margin payments and may be required to maintain cash or liquid assets in an account. If the Adviser determines that it is in the best interests of the Fund and its shareholders, the Fund may take physical delivery of underlying securities or commodities upon settlement of the futures or forward contracts.

*Risks of Futures Contracts and Options Thereon*. The ordinary spreads between prices in the cash and futures markets (including the options on futures markets), due to differences in the natures of those markets, are subject to the following factors that may create distortions. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions, which could distort the normal relationships between the cash and futures markets. Second, the liquidity of the futures market depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent that participants decide to make or take delivery, liquidity in the futures market could be reduced, thus producing distortion. Third, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may cause temporary price distortions.

*Combined Positions*. The Fund may purchase and write options in combination with each other. For example, the Fund may purchase a put option and write a call option on the same underlying instrument in order to construct a combined position whose risk and return characteristics are similar to selling a futures contract. Another possible combined position would involve writing a call option at one strike price and buying a call option at a lower price, in order to reduce the risk of the written call option in the event of a substantial price increase. Because combined options positions involve multiple trades, they result in higher transaction costs and may be more difficult to open and close out.

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*Temporary Defensive Positions*

Under normal market conditions, the Fund will remain fully invested according to its principal investment strategies.  The Fund, however, may temporarily depart from its principal investment strategies by making short-term investments in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments for temporary defensive purposes in response to adverse market, economic or political conditions.  This action may result in the Fund's not achieving its investment objective during the relevant period.

The Fund may invest in any of the following securities and instruments:

*Money Market Mutual Funds*.  The Fund may invest in money market mutual funds in connection with its management of daily cash positions or as a temporary defensive measure.  The Fund's investments in money market mutual funds may be used for cash management purposes and to maintain liquidity in order to satisfy redemption requests or to pay unanticipated expenses.  Generally, money market mutual funds seek to earn income consistent with the preservation of capital and maintenance of liquidity.  They primarily invest in high-quality money market obligations, including securities issued or guaranteed by the U.S. Government or its agencies and instrumentalities, bank obligations and high-grade corporate instruments.  These investments generally mature within 397 days from the date of purchase.  An investment in a money market mutual fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any government agency.

Your cost of investing in the Fund will generally be higher than the cost of investing directly in the underlying money market mutual fund shares.  You indirectly bear fees and expenses charged by the underlying money market mutual funds in addition to the Fund's direct fees and expenses.  Furthermore, the use of this strategy could affect the timing, amount and character of distributions to you and therefore may increase the amount of taxes payable by you.

*Bank Certificates of Deposit, Bankers' Acceptances and Time Deposits*.  The Fund may acquire certificates of deposit, bankers' acceptances and time deposits.  Certificates of deposit are negotiable certificates issued against monies deposited in a commercial bank for a definite period of time and earning a specified return.  Bankers' acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are "accepted" by a bank, meaning in effect that the bank unconditionally agrees to pay the face value of the instrument on maturity.  The certificates of deposit and bankers' acceptances acquired by the Fund are required to be U.S. dollar-denominated obligations of domestic or foreign banks or financial institutions that at the time of purchase have capital, surplus and undivided profits in excess of $100 million (including assets of both domestic and foreign branches), based on latest published reports, or less than $100 million if the principal amount of such bank obligations are fully insured by the U.S. Government.

Domestic banks and foreign banks are subject to different governmental regulations with respect to the amount and types of loans that may be made and the interest rates that may be charged. In addition, the profitability of the banking industry depends largely upon the availability and the cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions, as well as exposure to credit losses arising from possible financial difficulties of borrowers, play important parts in the operations of the banking industry.

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As a result of federal and state laws and regulations, domestic banks are, among other things, required to maintain specified levels of reserves, limited in the amount that they may lend to a single borrower and subject to other regulations designed to promote financial soundness.  These laws and regulations do not necessarily apply to foreign bank obligations that the Fund may acquire.

In addition to purchasing certificates of deposit and bankers' acceptances, to the extent permitted under its investment objective and policies stated above and in the Prospectus, the Fund may make interest-bearing time or other interest-bearing deposits in commercial or savings banks.  Time deposits are non-negotiable deposits maintained at a banking institution for a specified period of time at a specified interest rate.

*Savings Association Obligations*.  The Fund may invest in certificates of deposit (interest-bearing time deposits) issued by savings banks or savings and loan associations that have capital, surplus and undivided profits in excess of $100 million, based on latest published reports, or less than $100 million if the principal amount of such obligations is fully insured by the U.S. Government.

*Commercial Paper, Short-Term Notes and Other Corporate Obligations*. The Fund may invest a portion of its assets in commercial paper and short-term notes.  Commercial paper consists of unsecured promissory notes issued by corporations.  Issues of commercial paper and short-term notes normally have maturities of less than nine months and fixed rates of return, although such instruments may have maturities of up to one year.

Commercial paper and short-term notes  are required to consist of issues rated at the time of purchase "A-2" or higher by S&P, "Prime-1" or "Prime-2" by Moody's, or similarly rated by another nationally recognized statistical rating organization ("NRSRO") or, if unrated, determined by the Adviser to be of comparable quality.

Corporate obligations include bonds and notes issued by corporations to finance longer term credit needs than can be supported by commercial paper.  While these obligations generally have maturities of ten years or more, the Fund may purchase corporate obligations that have remaining maturities of one year or less from the date of purchase and that are rated "A" or higher by S&P or "A" or higher by Moody's.  For a more detailed description of ratings, please see *Appendix A*.

***U.S. Government and Agency Obligations***
The Fund may invest in various types of U.S. Government obligations.  U.S. Government obligations include securities issued or guaranteed as to principal and interest by the U.S. Government or its agencies or instrumentalities, such as the U.S. Treasury.  Payment of principal and interest on U.S. Government obligations may be backed by the full faith and credit of the United States or may be backed solely by the issuing or guaranteeing agency or instrumentality itself.  In the latter case, the investor looks principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned.  There can be no assurance that the U.S. Government would provide financial support to its agencies or instrumentalities (including government-sponsored enterprises) if it is not obligated to do so.  As a result, there is a risk that these entities will default on a financial obligation.  For instance, securities issued by the Government National Mortgage Association are supported by the full faith and credit of the U.S. Government.  Securities issued by the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC") are supported only by the discretionary authority of the U.S. Government.  In September 2008, at the direction of the U.S. Treasury, FNMA and FHLMC were placed into conservatorship under the Federal Housing Finance Agency, a newly created independent regulator.  The U.S. government also took steps to provide additional financial support to FNMA and FHLMC.  No assurance can be given that the U.S. Treasury initiatives with respect to FNMA and FHLMC will be successful.  Securities issued by the Student Loan Marketing Association are supported only by the credit of that agency.

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*Warrants*

As a non-principal strategy, the Fund may invest in warrants.  A warrant gives the holder a right to purchase at any time during a specified period a predetermined number of shares of common stock at a fixed price.  Unlike convertible debt securities or preferred stock, warrants do not pay a fixed rate of interest or dividend.  Investments in warrants involve certain risks, including the possible lack of a liquid market for resale of the warrants, potential price fluctuations as a result of speculation or other factors and failure of the price of the underlying security to reach or have reasonable prospects of reaching a level at which the warrant may be prudently exercised (in which event the warrant may expire without being exercised, resulting in a loss of the Fund's entire investment in it).

*Swap Agreements*

The Fund may enter into swap agreements for purposes of attempting to gain exposure to equity or fixed-income securities without actually purchasing those securities or to hedge a position.  Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year.  In a standard swap transaction, two parties agree to exchange the returns (or the differentials in rates of return) earned on specific assets, such as the return on, or increase in value of, a particular dollar amount invested at a particular interest rate, in a particular foreign currency or in a basket of securities representing a particular index.

Most swap agreements entered into by the Fund calculate the obligations of the parties to the agreement on a net basis.  Consequently, the Fund's current obligations or rights under a swap agreement are generally equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement.  Payments may be made at the conclusion of a swap agreement or periodically during its term.

Swap agreements do not involve the delivery of securities or other underlying assets.  Accordingly, if a swap is entered into on a net basis and the other party to a swap agreement defaults, the Fund's risk of loss consists of the net amount of any payments that the Fund is contractually entitled to receive.

The net amount of the excess, if any, of the Fund's obligations over its entitlements with respect to a swap agreement entered into on a net basis is accrued daily, and an amount of cash or liquid assets having an aggregate value at least equal to the accrued excess is maintained in an account with the Custodian.  The Fund also establishes and maintains accounts with respect to its total obligations under any swaps that are not entered into on a net basis.  Obligations under swap agreements so covered are not construed to be "senior securities" for purposes of the Fund's investment restriction concerning senior securities.

Because swap agreements are two-party contracts and because they may have terms of greater than seven days, swap agreements may be considered to be illiquid for purposes of the Fund's illiquid investment limitations.  The Fund does not enter into any swap agreement unless the Adviser believes that the other party to the transaction is creditworthy.  The Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty.

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The Fund may enter into a swap agreement in circumstances in which the Adviser believes that a swap agreement may be more cost effective or practical than buying the securities represented by an index or a futures contract or an option on an index. The counterparty to any swap agreement is typically a bank, investment banking firm or broker-dealer. The counterparty generally agrees to pay to the Fund the amount, if any, by which the notional amount of the swap agreement would have increased in value had it been invested in the particular securities represented in the index, plus the dividends that would have been received on those securities. The Fund agrees to pay to the counterparty a floating rate of interest on the notional amount of the swap agreement plus the amount, if any, by which the notional amount would have decreased in value had it been invested in the securities. Therefore, the return to the Fund on any swap agreement is generally the gain or loss on the notional amount, plus dividends on the securities, less the interest paid by the Fund on the notional amount.

The swap market has grown substantially in recent years, with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid in comparison with the markets for other similar instruments that are traded in the OTC market.

*Restricted Securities*
The Fund may invest in securities that are subject to restrictions on resale because their offering and sale have not been registered under the Securities Act of 1933 (the "Securities Act"). The transactions in which these securities are issued are sometimes referred to as private placements. Although securities that may be resold only to qualified institutional buyers in accordance with the provisions of Rule 144A under the Securities Act are technically considered "restricted securities," the Fund may purchase Rule 144A securities without regard to the limitation on investments in illiquid securities (see "Illiquid Securities" below), provided that a determination is made that such securities have a readily available trading market. The Fund may also purchase certain commercial paper issued in reliance on the exemption from regulations in Section 4(2) of the Securities Act ("4(2) Paper"). The Adviser determines the liquidity of Rule 144A securities and 4(2) Paper under the supervision of the Board of Trustees. The liquidity of Rule 144A securities and 4(2) Paper is monitored by the Adviser, and if as a result of changed conditions it is determined that a Rule 144A security or 4(2) Paper is no longer liquid, the Fund's holdings of illiquid securities are reviewed to determine what, if any, action is required to assure that the Fund does not exceed its applicable percentage limitation for investments in illiquid securities.

Limitations on the resale of restricted securities may have an adverse effect on their marketability, and the Fund may be unable to dispose of restricted securities promptly or at reasonable prices and may thereby experience difficulty satisfying redemption requirements. The Fund may also have to register the offering and sale of restricted securities in order to dispose of them, resulting in additional expense and delay. Adverse market conditions may impede a public offering of securities that were restricted securities.

*Borrowing*
The Fund may borrow money for investment purposes, which is a form of leveraging. Leveraging investments, by purchasing securities with borrowed money, is a speculative technique that increases investment risk while increasing investment opportunity. Leverage magnifies changes in the Fund's NAV. Although the principal of such borrowings is fixed, the Fund's assets may change in value during the time that the borrowing is outstanding. Leverage also creates interest expenses for the Fund. To the extent that the income derived from securities purchased with borrowed funds exceeds the interest that the Fund pays, the Fund's net income will be greater than it would have been if leverage were not used. Conversely, if the income from the assets obtained with borrowed funds is not sufficient to cover the cost of leveraging, the net income of the Fund will be less than it would be if leverage were not used, and therefore the amount available for distribution to shareholders as dividends will be reduced. The use of derivatives in conjunction with leverage creates the potential for significant loss because the economic effect of the derivatives transaction is magnified.

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The Fund may also borrow funds to meet redemptions or for other emergency purposes.  Borrowings may be on a secured or unsecured basis at fixed or variable rates of interest.  The 1940 Act requires the Fund to maintain continuous asset coverage of not less than 300% with respect to all borrowings.  If asset coverage declines to less than 300% due to market fluctuations or other reasons, the Fund may be required to dispose of some of its portfolio holdings within three days in order to reduce the Fund's debt and to restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint to dispose of assets at that time.

The Fund also may be required to maintain minimum average balances in connection with such borrowing or to pay a commitment or other fee to maintain a line of credit.  Either of these requirements would increase the cost of borrowing over the stated interest rate.

Borrowing by the Fund creates an opportunity for increased net income but at the same time creates special risk considerations.  For example, leveraging may exaggerate the effect on the Fund's NAV of any increase or decrease in the market value of the Fund's portfolio.

*Securities Lending*

The Fund may lend securities from its portfolio to brokers, dealers and financial institutions (but not individuals) in order to increase the return on its portfolio.  The value of the loaned securities may not exceed one-third of the Fund's total net assets, and Loans of portfolio securities are fully collateralized based on values that are marked to market daily.  The Fund does not enter into any portfolio security lending arrangements that have a duration of longer than one year.  The principal risk of portfolio lending is the potential default or insolvency of the borrower.  In either of these cases, the Fund may experience delays in recovering securities or collateral and may lose all or part of the value of the securities lent.  The Fund may pay reasonable administrative and custodial fees in connection with loans of portfolio securities and may pay a portion of the interest or fee earned thereon to the borrower or a placing broker.

In determining whether to lend a security to a particular broker, dealer or financial institution, the Adviser considers all relevant facts and circumstances, including the size, creditworthiness and reputation of the broker, dealer or financial institution.  Any securities that the Fund may receive as collateral do not become part of the Fund's investment portfolio at the time of the loan.  In the event of a default by the borrower, the Fund will, if permitted by law, dispose of the collateral, except for the part that is a security in which the Fund is permitted to invest.  During the time that securities are on loan, the borrower will pay the Fund any accrued income on those securities.  This payment of accrued income does not constitute qualified dividend income and is taxable to shareholders as ordinary income.  For securities lent, the Fund may invest the cash collateral and earn income or may receive an agreed-upon fee from a borrower that has delivered cash-equivalent collateral.  The Fund is responsible for the risks associated with the investment of the cash collateral, including the risk that the Fund may lose money on the investment or may fail to earn sufficient income to meet its obligation to the borrower.  While the Fund does not have the right to vote securities on loan, it would terminate the loan and regain the right to vote if voting were considered important with respect to the investment.

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### Short Sales

Short-sale strategies are riskier than long investment strategies. Short selling may cause the Fund's investment performance to suffer if the Fund is required to close out a short position earlier than it had intended. This result would occur if a lender required the Fund to deliver the securities that it had borrowed at the commencement of the short sale and the Fund was unable to borrow the securities from another lender. Furthermore, until the Fund replaces a security borrowed or sold short, it is required to pay to the lender amounts equal to any dividends that accrue during the period of the short sale. In addition, the Fund will incur certain transaction fees associated with short selling. Short-sale strategies are often characterized as a form of leveraging or speculative investments. Although the Adviser uses speculative investment strategies, there is no assurance that these strategies will protect against losses or will perform better than non-speculative strategies. The Adviser will use both speculative and non-speculative short-sale strategies. The use of short sales is an effort by the Fund to protect against losses due to general movements in market prices; however, no assurance can be given that these strategies will be successful or that consistent absolute returns will be achieved. The Board of Trustees monitors the Fund's short positions to ensure the Fund's compliance with regulatory requirements in the best interest of shareholders.

### When-Issued Securities

As a non-principal investment strategy, the Fund may purchase or sell particular securities with payment and delivery taking place at a later date. The price or yield obtained in a transaction may be less favorable than the price or yield available in the market when the securities delivery takes place. When the Fund agrees to purchase securities on a when-issued or delayed-delivery basis, or to enter into a forward commitment to purchase securities, the Custodian sets aside in a segregated account cash or liquid high-grade debt securities equal to the amount of the commitment. Normally, the Custodian sets aside portfolio securities to satisfy a purchase commitment, and in such a case the Fund may be required subsequently to place additional assets in the segregated account in order to ensure that the value of the account remains equal to the amount of the Fund's commitments. The market value of the Fund's net assets will generally fluctuate to a greater degree when it sets aside portfolio securities to cover purchase commitments than when it sets aside cash.

When-issued and forward commitment transactions involve the risk that the price or yield obtained in a transaction (and therefore the value of a security) may be less favorable than the price or yield (and therefore the value of a security) available in the market when the securities delivery takes place. In addition, when the Fund engages in when-issued, delayed-delivery and forward commitment transactions, it relies on the other party to consummate the trade. Failure of such party to do so may result in the Fund's incurring a loss or missing an opportunity to obtain a price considered advantageous.

The market value of the securities underlying a when-issued purchase or a forward commitment to purchase securities, and any subsequent fluctuations in their market value, are taken into account when determining the NAV of the Fund starting on the day that the Fund agrees to purchase the securities. The Fund does not earn interest on the securities that it has committed to purchase until they are paid for and delivered on the settlement date. When the Fund makes a forward commitment to sell securities that it owns, the proceeds to be received upon settlement are included in the Fund's assets. Fluctuations in the market value of the underlying securities are not reflected in the Fund's NAV as long as the commitment remains in effect.

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*Illiquid Securities*

Certain types of securities in which the Fund may invest may be illiquid at the time of purchase, which means that there may be legal or contractual restrictions on their disposition or that there are no readily available market quotations for the security. Illiquid securities present the risks that the Fund may have difficulty in valuing these holdings or may be unable to sell these holdings at the time or price desired. There are generally no restrictions on the Fund's ability to invest in restricted securities (that is, securities whose offering and sale are not registered pursuant to the Securities Act), except to the extent such securities may be considered illiquid. Securities issued pursuant to Rule 144A are considered liquid if determined to be so under procedures adopted by the Board of Trustees. The Adviser is responsible for making the determination as to the liquidity of restricted securities pursuant to the procedures adopted by the Board of Trustees. The Adviser will determine a security to be illiquid if it cannot be sold or disposed of in the ordinary course of business within seven days at the value at which the Fund has valued the security. Factors considered in determining whether a security is illiquid may include, but are not limited to, the frequency of trades and quotes for the security; the number of dealers willing to purchase and sell the security and the number of potential purchasers; the number of dealers who undertake to make a market in the security; the nature of the security, including whether it is listed or unlisted, and the expected market place; whether the security has been rated by an NRSRO; the period of time remaining until the maturity of a debt instrument or until the principal amount of a demand instrument may be recovered through demand; and the nature of any restrictions on resale. With respect to municipal lease obligations and certificates of participation, there is required to be reasonable assurance that the obligation will remain liquid throughout the time that the Fund is expected to hold the obligation, and, if unrated, an analysis similar to that which would be performed by an NRSRO will be performed. If a restricted security is determined to be liquid, it is not included within the category of illiquid securities, which may not exceed 15% of the Fund's net assets. Investing in Rule 144A securities may have the effect of increasing the level of the Fund's illiquidity to the extent that the Fund, at a particular point in time, may be unable to find qualified institutional buyers interested in purchasing the securities. The Fund is permitted to sell Rule 144A securities to qualified institutional buyers.

## Fundamental Investment Limitations

The Trust (on behalf of the Fund) has adopted the following restrictions as fundamental policies, which may not be changed without the favorable vote of the holders of a "majority," as defined in the 1940 Act, of the outstanding voting securities of the Fund. Under the 1940 Act, the "vote of the holders of a majority of the outstanding voting securities" means the vote of the holders of the lesser of (1) 67% of the shares of the Fund represented at a meeting at which the holders of more than 50% of its outstanding shares are represented or (2) more than 50% of the outstanding shares of the Fund.

The Fund may not:

1. Issue senior securities, borrow money or pledge its assets, except that (i) the Fund may borrow from banks in amounts not exceeding one-third of its total assets (including the amount borrowed), and (ii) this restriction will not prohibit the Fund from engaging in options transactions or short sales in accordance with its objectives and strategies;

2. Act as underwriter (except to the extent the Fund may be deemed to be an underwriter in connection with the sale of securities in its investment portfolio);

3. Invest 25% or more of its net assets, calculated at the time of purchase and taken at market value, in securities of issuers in any one industry (other than U.S. Government securities);

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4. Purchase or sell real estate unless acquired as a result of ownership of securities (although the Fund may purchase and sell securities that are secured by real estate and securities of companies that invest or deal in real estate);

5. Purchase or sell physical commodities, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions involving currencies and futures contracts and options thereon or investing in securities or other instruments that are secured by physical commodities;

6. Make loans of money (except for the lending of its portfolio securities, purchases of debt securities consistent with the investment policies of the Fund and repurchase agreements); or

7. With respect to 75% of its total assets, invest more than 5% of its total assets in securities of a single issuer or hold more than 10% of the voting securities of such issuer. (This restriction does not apply to investments in the securities of the U.S. Government, its agencies or instrumentalities or other investment companies.)

The following lists the non-fundamental investment restrictions applicable to the Fund. These restrictions can be changed by the Board of Trustees, but the change will only be effective after notice is given to shareholders of the Fund.

The Fund may not:

Invest 15% or more of the value of its net assets, taken at the time of investment, in illiquid securities. Illiquid securities are those securities without readily available market quotations, including repurchase agreements having a maturity of more than seven days. Illiquid securities may also include restricted securities determined by the Adviser not to be liquid, non-negotiable time deposits and over-the-counter options.

Except with respect to the limitations on borrowing and illiquid securities, if the Fund is in compliance with a percentage or rating restriction on investment or use of assets set forth herein or in the Prospectus at the time a transaction is effected, later changes in percentage resulting from any cause other than actions by the Fund will not be considered a violation.

## Management of the Fund

### Board of Trustees

The management and affairs of the Fund are supervised by the Board of Trustees. The Board of Trustees consists of four individuals. The Trustees are fiduciaries for the Fund's shareholders and are governed by the laws of the State of Delaware in this regard. The Board of Trustees establishes policies for the operation of the Fund and appoints the officers who conduct the daily business of the Fund.

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**Board Leadership Structure**

The Trust is a multiple series trust comprised of individual series, or mutual funds, managed by unaffiliated investment advisers. The Board of Trustees is comprised of three Independent Trustees – Dr. Michael D. Akers, Mr. Gary A. Drska and Mr. Jonas B. Siegel – and one Interested Trustee – Mr. Joseph C. Neuberger. The Trust's Chairman, Mr. Neuberger, is an interested person of the Trust by virtue of the fact that he is an interested person of Quasar Distributors, LLC, which acts as principal underwriter to many of the Trust's underlying funds. Mr. Neuberger also serves as the Trust's President and the Executive Vice President of the Trust's administrator. The Trust has not appointed a lead Independent Trustee.

The Board of Trustees has established two standing committees – the Audit Committee and the Nominating Committee. All Independent Trustees are members of the Audit Committee and the Nominating Committee. Inclusion of all Independent Trustees as members of the Audit Committee and the Nominating Committee allows all such Trustees to participate in the full range of the Board of Trustees' oversight duties, including oversight of risk management processes.

In accordance with the fund governance standards prescribed by the SEC under the 1940 Act, the Independent Trustees on the Nominating Committee select and nominate all candidates for Independent Trustee positions. Each Trustee was appointed to serve on the Board of Trustees because of his experience, qualifications, attributes and/or skills as set forth in the subsection "Director Qualifications" below. The Board of Trustees reviews its leadership structure regularly. The Board of Trustees believes that its leadership structure is appropriate given the characteristics and circumstances of the Trust, including: the unaffiliated nature of each investment adviser and the fund(s) managed by such adviser; the number of funds that comprise the Trust; the variety of asset classes that those funds reflect; the net assets of the Trust; the committee structure of the Trust; and the independent distribution arrangements of each of the Trust's underlying funds.

The Board of Trustees' role is one of oversight rather than day-to-day management of any of the Trust's underlying funds. The Trust's Audit Committee assists with this oversight function. The Board of Trustees' oversight extends to the Trust's risk management processes. Those processes are overseen by Trust officers, including the President, the Treasurer, the Secretary and Chief Compliance Officer ("CCO"), who regularly report to the Board of Trustees on a variety of matters at Board meetings.

Investment advisers managing the Trust's underlying funds report to the Board of Trustees, on a regular and as-needed basis, on actual and possible risks affecting the Trust's underlying funds. These investment advisers report to the Board of Trustees on various elements of risk, including investment, credit, liquidity, valuation, operational and compliance risks, as well as any overall business risks that could impact the Trust's underlying funds.

The Board of Trustees has appointed the CCO, who reports directly to the Board of Trustees and who participates in its regular meetings. In addition, the CCO presents an annual report to the Board of Trustees in accordance with the Trust's compliance policies and procedures. The CCO, together with the Trust's Treasurer and Secretary, regularly discusses risk issues affecting the Trust and its underlying funds during Board of Trustee meetings. The CCO also provides updates to the Board of Trustees on the operation of the Trust's compliance policies and procedures and on how these procedures are designed to mitigate risk. Finally, the CCO and/or other officers of the Trust report to the Board of Trustees in the event that any material risk issues arise in between Board meetings.

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**Trustees and Officers**

The Trustees and the officers of the Trust are listed below with their addresses, present positions with the Trust and principal occupations over at least the last five years.

| Name, Address and Age | Position(s) Held with the Trust | Term of Office and Length of Time Served | Number of Portfolios in Trust Overseen by Trustee | Principal Occupation(s) During the Past Five Years | Other Directorships Held by Trustee |
|---|---|---|---|---|---|
| *Independent Trustees* | | | | | |
| Dr. Michael D. Akers<br>615 E. Michigan St.<br>Milwaukee, WI 53202<br>Age: 54 | Trustee | Indefinite Term; Since August 22, 2001 | 22 | Professor and Chair, Department of Accounting, Marquette University (2004-present); Associate Professor of Accounting, Marquette University (1996-2004). | Independent Trustee, USA MUTUALS (an open-end investment company with two portfolios). |
| Gary A. Drska<br>615 E. Michigan St.<br>Milwaukee, WI 53202<br>Age: 53 | Trustee | Indefinite Term; Since August 22, 2001 | 22 | Captain, Midwest Airlines, Inc. (airline company) (2000-present); Director, Flight Standards & Training (July 1990-December 1999). | Independent Trustee, USA MUTUALS (an open-end investment company with two portfolios). |
| Jonas B. Siegel<br>615 E. Michigan St.<br>Milwaukee, WI 53202<br>Age: 66 | Trustee | Indefinite Term; Since October 23, 2009 | 22 | Managing Director, Chief Administrative Officer ("CAO") and CCO, Granite Capital International Group, LP (investment management firm) (1994-present); Vice President, Secretary, Treasurer and CCO, Granum Series Trust (an open-end investment company) (1997-2007); President, CAO and CCO, Granum Securities, LLC (a broker-dealer) (1997-2007). | None |

| Name, Address and Age | Position(s) Held with the Trust | Term of Office and Length of Time Served | Number of Portfolios in Trust Overseen by Trustee | Principal Occupation(s) During the Past Five Years | Other Directorships Held by Trustee |
|---|---|---|---|---|---|
| ***Interested Trustee and Officers*** | | | | | |
| Joseph C. Neuberger* 615 E. Michigan St. Milwaukee, WI 53202 Age: 47 | Chairperson, President and Trustee | Indefinite Term; Since August 22, 2001 | 22 | Executive Vice President, U.S. Bancorp Fund Services, LLC (1994-present). | Trustee, Buffalo Funds (an open-end investment company with ten portfolios); Trustee, USA MUTUALS (an open-end investment company with two portfolios). |
| John Buckel 615 E. Michigan St. Milwaukee, WI 53202 Age: 52 | Vice President, Principal Accounting Officer and Treasurer | Indefinite Term; Since January 10, 2008 (Vice President); Since September 10, 2008 (Treasurer) | N/A | Mutual Fund Administrator, U.S. Bancorp Fund Services, LLC (2004-present); Mutual Fund Administrator, United Missouri Bank (2000-2004). | N/A |
| Kristin M. Cuene 615 E. Michigan St. Milwaukee, WI 53202 Age: 40+ | Chief Compliance Officer and Anti-Money Laundering Officer | Indefinite Term; Since January 23, 2009 (Chief Compliance Officer); Indefinite Term; Since January 18, 2010 (AML Officer) | N/A | Attorney, Compliance Officer, U.S. Bancorp Fund Services, LLC (2008-present); Attorney, Investment Management, Quarles & Brady, LLP (2007-2008); Student, University of Pennsylvania (2004-2007). | N/A |
| Rachel A. Spearo 615 E. Michigan St. Milwaukee, WI 53202 Age: 30 | Secretary | Indefinite Term; Since November 15, 2005 | N/A | Vice President and Legal Compliance Officer, U.S. Bancorp Fund Services, LLC (2004-present). | N/A |
| Jennifer A. Lima 615 E. Michigan St. Milwaukee, WI 53202 Age: 36 | Assistant Treasurer | Indefinite Term; Since January 10, 2008 | N/A | Mutual Fund Administrator, U.S. Bancorp Fund Services, LLC (2002-present). | N/A |

* Mr. Neuberger is an "interested person" of the Trust as defined by the 1940 Act by virtue of the fact that he is an interested person of the Fund's principal underwriter, Quasar Distributors, LLC (the "Distributor").

**Trustee Qualifications**

The following is a brief discussion of the experience, qualifications, attributes and/or skills that led to the Board of Trustees' conclusion that each individual identified below is qualified to serve as a Trustee of the Trust.

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26

*Dr. Michael D. Akers.* Dr. Akers has served as a Trustee of the Trust since August 2001. Dr. Akers has also served as an independent trustee of USA Mutuals, an open-end investment company, since 2001. Dr. Akers has been a Professor and Chair of the Department of Accounting of Marquette University since 2004, and was Associate Professor of Accounting of Marquette University from 1996 to 2004. Through his experience as a trustee of mutual funds and his employment experience, Dr. Akers is experienced with financial, accounting, regulatory and investment matters.

*Gary A. Drska.* Mr. Drska has served as a Trustee of the Trust since August 2001. Mr. Drska has also served as an independent trustee of USA Mutuals since 2001. Mr. Drska has served as a Captain of Midwest Airlines, Inc., an airline company, since 2000. Through his experience as a trustee of mutual funds, Mr. Drska is experienced with financial, accounting, regulatory and investment matters.

*Joseph C. Neuberger.* Mr. Neuberger has served as a Trustee of the Trust since August 2001. Mr. Neuberger has also served as a trustee of USA Mutuals since 2001 and Buffalo Funds, an open-end investment company, since 2003. Mr. Neuberger has served as Executive Vice President of U.S. Bancorp Fund Services, a multi-service line service provider to mutual funds, since 1994. Through his experience as a trustee of mutual funds and his employment experience, Mr. Neuberger is experienced with financial, accounting, regulatory and investment matters.

*Jonas B. Siegel.* Mr. Siegel has served as a Trustee of the Trust since November 2009. Mr. Siegel has also served as the Managing Director, CAO and CCO of Granite Capital International Group, LP, an investment management firm, since 1994, and previously served as Vice President, Secretary, Treasurer and CCO of Granum Series Trust, an open-end investment company, from 1997 to 2007, and as President, CAO and CCO of Granum Securities, LLC, a broker-dealer, from 1997 to 2007. Through his experience as a trustee of mutual funds and his employment experience, Mr. Siegel is experienced with financial, accounting, regulatory and investment matters.

**Trustee Ownership of Fund Shares**
As of the date of this SAI, no Trustee or officer of the Trust beneficially owned shares of the Fund or any other series of the Trust.

Furthermore, neither the Trustees who are not "interested persons" of the Trust (the "Independent Trustees"), nor members of their immediate family, own securities beneficially, or of record, in the Adviser, the Distributor or any of its affiliates. Accordingly, neither the Independent Trustees nor members of their immediate family have a direct or indirect interest, the value of which exceeds $120,000, in the Adviser, the Distributor or any of its affiliates.

**Board Committees**
Audit Committee. The Trust has an Audit Committee, which is composed of the Independent Trustees, Dr. Akers, Mr. Drska and Mr. Siegel. The Audit Committee reviews financial statements and other audit-related matters for the Fund. The Audit Committee also holds discussions with management and with the Fund's independent auditor concerning the scope of the audit and the auditor's independence. The Audit Committee met twice with respect to the Fund during the fiscal period ended December 31, 2009.

Nominating Committee. The Trust has a Nominating Committee, which is composed of the Independent Trustees, Dr. Akers, Mr. Drska and Mr. Siegel. The Nominating Committee is responsible for seeking and reviewing candidates for consideration as nominees for the position of trustee and meets as necessary. The Nominating Committee met on October 23, 2009 for the nomination of Mr. Siegel as an Independent Trustee.

The Nominating Committee will consider nominees recommended by shareholders for vacancies on the Board of Trustees. Recommendations for consideration by the Nominating Committee should be sent to the President of the Trust in writing together with appropriate biographical information concerning each such proposed nominee, and such recommendation must comply with the notice provisions set forth in the Trust's By-Laws. In general, to comply with such procedures, such nominations, together with all required information, must be delivered to and received by the Secretary of the Trust at the principal executive office of the Trust not later than 60 days prior to the shareholder meeting at which any such nominee would be voted on. Shareholder recommendations for nominations to the Board of Trustees will be accepted on an ongoing basis, and such recommendations will be kept on file for consideration when there is a vacancy on the Board of Trustees. The Nominating Committee's procedures with respect to reviewing shareholder nominations will be disclosed as required by applicable securities laws.

Valuation Committee. The Trust has a Valuation Committee. The Valuation Committee is responsible (1) for monitoring the valuation of Fund securities and other investments and (2) as required, when the Board of Trustees is not meeting, for determining the fair value of illiquid securities and other holdings after consideration of all relevant factors, which determinations are reported to the Board of Trustees. The Valuation Committee is currently composed of Mr. Neuberger, Mr. Buckel and Ms. Lima, who serve as officers of the Trust. The Valuation Committee meets as necessary when a price for a portfolio security is not readily available. The Valuation Committee did not meet with respect to the Fund during the fiscal period ended December 31, 2009.

**Trustee Compensation**

For their service as trustees for the fiscal period ended December 31, 2009, each of the Independent Trustees received a retainer fee of $15,000 per year, and $1,000 per in-person board meeting and $500[1] per telephonic board meeting, from the Trust for all series of the Trust, as well as reimbursement for expenses incurred in connection with attendance at board meetings. Interested trustees do not receive any compensation for their service as trustees.

| Name of Person/Position | Aggregate Compensation from the Fund[2] | Pension or Retirement Benefits Accrued as Part of Fund Expenses | Estimated Annual Benefits Upon Retirement | Total Compensation from Fund and the Trust[3] Paid to Trustees |
| --- | --- | --- | --- | --- |
| Dr. Michael D. Akers, Independent Trustee | $1,189 | None | None | $7,500 |
| Gary A. Drska, Independent Trustee | $1,189 | None | None | $7,500 |
| Jonas B. Siegel,[4] Independent Trustee | $722 | None | None | $5,500 |
| Joseph C. Neuberger, Interested Trustee | None | None | None | None |

[1] As of July 1, 2010, the Independent Trustees will receive a retainer fee of $25,000 per year, $1,500 per in-person Board meeting and $750 per Board meeting via telephone.
[2] Trustees fees and expenses are allocated among the Fund and the other series comprising the Trust.
[3] There are currently 21 other portfolios comprising the Trust.
[4] Mr. Siegel was appointed as an Independent Trustee effective as of October 23, 2009. Accordingly, the Trust paid Mr. Siegel $5,500 for the period from October 23, 2009 to December 31, 2009.

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**Control Persons and Principal Shareholders**

A principal shareholder is any person who owns of record or beneficially 5% or more of the outstanding shares of the Fund.  A control person is one who owns, beneficially or through controlled companies, more than 25% of the voting securities of the Fund or who acknowledges the existence of control.  As of March 31, 2010, the following shareholders are known by the Fund to beneficially own 5% or more of the outstanding shares of the Fund.

| Name and Address | Parent Company | Jurisdiction | % Ownership | Type of Ownership |
|---|---|---|---|---|
| Charles Schwab & Co., Inc.<br>Attn: Mutual Funds<br>101 Montgomery St.<br>San Francisco, CA 94104-4151 | The Charles Schwab Corporation | DE | 58.72% | Record |
| TD Ameritrade, Inc.<br>FBO 9950065291<br>P.O. Box 2226<br>Omaha, NE 68103 | N/A | N/A | 6.19% | Record |
| NFS LLC FEBO<br>Adam Waldo TTEE<br>Adam Waldo Revocable Trust<br>U/A 10/12/04<br>42 South Adams Street<br>Hinsdale, IL 60521-3133 | N/A | N/A | 5.02% | Record |

**Investment Adviser**

As stated in the Prospectus, investment advisory services are provided to the Fund by Marketfield Asset Management, LLC, located at 292 Madison Avenue, 14th Floor, New York, New York 10017, pursuant to an Investment Advisory Agreement (the "Advisory Agreement").  The Adviser is wholly owned by Oscar Gruss & Son Incorporated.  Subject to such policies as the Board of Trustees may determine, the Adviser is ultimately responsible for investment decisions for the Fund.  Pursuant to the terms of the Advisory Agreement, the Adviser provides the Fund with such investment advice and supervision as it deems necessary for the proper supervision of the Fund's investments.

After an initial period of two years, the Advisory Agreement continues in effect from year to year only if such continuance is specifically approved at least annually by the Board of Trustees or by vote of a majority of the Fund's outstanding voting securities and by a majority of the trustees who are not parties to the Advisory Agreement or interested persons of any such party, at a meeting called for the purpose of voting on the Advisory Agreement.  The Advisory Agreement is terminable without penalty by the Trust on behalf of the Fund upon 60 days' written notice when authorized either by a majority vote of the Fund's shareholders or by a vote of a majority of the Board of Trustees, or by the Adviser upon 60 days' written notice.  The Advisory Agreement will automatically terminate in the event of its "assignment" (as defined in the 1940 Act).  The Advisory Agreement provides that the Adviser, under such agreement, is not liable for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in the execution of portfolio transactions for the Fund, except for willful misfeasance, bad faith or negligence in the performance of its duties or by reason of reckless disregard of its obligations and duties thereunder.

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In consideration of the services provided by the Adviser pursuant to the Advisory Agreement, the Adviser is entitled to receive from the Fund a management fee computed daily and paid monthly, based on a rate equal to 1.40% of the Fund's average daily net assets as specified in the Prospectus. However, the Adviser may voluntarily agree to waive a portion of the management fees payable to it.

The table below sets forth the management fees accrued by the Fund under the Advisory Agreement, the amount of the advisory fees and Fund operating expenses waived or reimbursed by the Adviser and the total advisory fees paid by the Fund to the Adviser under the Advisory Agreement:

| Fiscal Period Ended | Advisory Fee | Waiver | Advisory Fee After Waiver |
|---|---|---|---|
| December 31, 2009[1] | $568,875 | $59,193 | $509,682 |
| May 31, 2009 | $369,183 | $113,579 | $255,604 |
| May 31, 2008 | $62,888 | $135,162 | $0 |

[1]  The Fund changed its fiscal year-end from May 31 to December 31, effective with the seven-month period ended December 31, 2009.

Fund Expenses.  The Fund is responsible for its own operating expenses.  However, pursuant to an operating expense limitation agreement between the Adviser and the Fund, the Adviser has agreed to waive its management fees and/or to reimburse Fund operating expenses to ensure that total annual Fund operating expenses (exclusive of dividends on short positions, expenses acquired fund fees and expenses) and to the limit set forth in the table in the "Fees and Expenses" section of the Prospectus.  Any waiver in management fees due to, or payment of expenses by, the Advisor may be reimbursed by the Fund in subsequent years if the Advisor so requests.  This reimbursement may be requested if the aggregate amount actually paid by the Fund for operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the applicable limitation on Fund expenses.  The Adviser is permitted to be reimbursed only for fee reductions and/or expense payments made in the previous three fiscal years.  Any such reimbursement will be reviewed and approved by the Board of Trustees.  The operating expense limitation agreement may be terminated only by, or with the consent of the Board of Trustees.  The agreement is in effect through August 31, 2011 and for an indefinite period thereafter, subject to annual approval by the Board of Trustees.

**Portfolio Manager**

Michael C. Aronstein (the "Portfolio Manager") is the portfolio manager for the Fund and is primarily responsible for the day-to-day management of the Fund's portfolio. The following provides information regarding other accounts managed by Mr. Aronstein as of December 31, 2009:

| Category of Account | Total Number of Accounts Managed | Total Assets in Accounts Managed | Number of Accounts for which Advisory Fee is Based on Performance | Assets in Accounts for which Advisory Fee is Based on Performance |
|---|---|---|---|---|
| Registered Investment Companies | 0 | $0 | 0 | $0 |
| Other Pooled Investment Vehicles | 2 | $278.4 | 2 | $278.4 |
| Other Accounts | 0 | $0 | 0 | $0 |

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The Adviser manages other accounts in addition to the Fund, some of which may include portfolios of investments substantially similar to the Fund. All portfolio transactions for the Fund and the Adviser's other accounts will be implemented according to the Adviser's trade allocation procedures. These procedures, among other things, ensure that all trades allocated to advisory clients (including the Fund) fulfill the Adviser's fiduciary duty to each client and otherwise allocate securities on a basis that is fair and nondiscriminatory. Such procedures are generally applied in numerous instances, including, among other things, block and bunched trades, cross transactions and private placements. In determining a fair allocation, the procedures take into account a number of factors, including among other things, the Adviser's fiduciary duty to each client, any potential conflicts of interest, the size of the transaction, the relative size of a client's portfolio, the cash available for investment, suitability, and each advisory client's investment objectives.

The Portfolio Manager's compensation as the portfolio manager of the Fund is a fixed salary that is set by reference to industry standards and is not based on performance of the Fund or the value of assets held in the Fund's portfolio. The Portfolio Manager also receives an annual bonus that is based on a minimum percentage of the management fee received by the Adviser for its services to the Fund but may be increased on a discretionary basis.

As of December 31, 2009, the Portfolio Manager beneficially owned shares of the Fund valued between $50,001 and $100,000.

## Service Providers

Pursuant to an Administration Agreement (the "Administration Agreement"), U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202 (the "Administrator"), acts as administrator for the Fund. The Administrator provides certain administrative services to the Fund, including, among other responsibilities, coordinating the negotiation of contracts and fees with, and the monitoring of performance and billing of, the Fund's independent contractors and agents; preparation for signature by an officer of the Trust of all documents required to be filed for compliance by the Trust and the Fund with applicable laws and regulations, excluding those of the securities laws of various states; arranging for the computation of performance data, including the Fund's NAV; responding to shareholder inquiries; arranging for the maintenance of books and records of the Fund; and providing, at its own expense, office facilities, equipment and personnel necessary to carry out its duties. In this capacity, the Administrator has no responsibility or authority for the management of the Fund, the determination of investment policy or for any matter pertaining to the distribution of Fund shares. Pursuant to the Administration Agreement, for its services, the Administrator receives an annual fee from the Fund of 0.12% of average daily net assets on the first $50 million of Fund assets, 0.10% of average daily net assets on the next $150 million of Fund assets and 0.05% on the balance, all subject to an annual minimum fee of $30,000. The Administrator also acts as fund accountant, transfer agent and dividend disbursing agent under separate agreements.

For the fiscal periods indicated below, the Fund paid the following fees to the Administrator:

| Administration Fees Paid During Fiscal Periods Ended | | |
|---|---|---|
| December 31, 2009[1] | May 31, 2009 | May 31, 2008[2] |
| $50,219 | $39,947 | $29,000 |

[1] The Fund changed its fiscal year-end from May 31 to December 31, effective with the seven-month period ended December 31, 2009.

[2] The amount shown is for the period from July 31, 2007 through May 31, 2008.

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U.S. Bank, N.A., an affiliate of the Administrator, is the Custodian of the assets of the Fund pursuant to a custody agreement between the Custodian and the Trust, whereby the Custodian charges fees on a transactional basis plus out-of-pocket expenses.  The Custodian's address is 1555 North River Center Drive, Suite 302, Milwaukee, Wisconsin 53212.  The Custodian does not participate in decisions relating to the purchase and sale of securities by the Fund.  The Custodian and its affiliates may participate in revenue-sharing arrangements with the service providers of mutual funds in which the Fund may invest.

**Legal Counsel**

Godfrey & Kahn, S.C., 780 North Water Street, Milwaukee, Wisconsin 53202, serves as counsel to the Fund.

**Independent Registered Public Accounting Firm**

Deloitte & Touche, LLP, 555 East Wells Street, Milwaukee, Wisconsin 53202, serves as the independent registered public accounting firm of the Fund.

## Distribution of Fund Shares

The Trust has entered into a Distribution Agreement (the "Distribution Agreement") with Quasar Distributors, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202, pursuant to which the Distributor acts as the Fund's principal underwriter, provides certain administration services and promotes and arranges for the sale of the Fund's shares.  The offering of the Fund's shares is continuous.  The Distributor, the Administrator and the Custodian are affiliated companies.  The Distributor is a registered broker-dealer and a member of the Financial Industry Regulatory Authority, Inc.

The Distribution Agreement has an initial term of up to two years and will continue in effect only if its continuance is specifically approved at least annually by the Board of Trustees or by vote of a majority of the Fund's outstanding voting securities and, in either case, by a majority of the trustees who are not parties to the Distribution Agreement or "interested persons" (as defined in the 1940 Act) of any such party.  The Distribution Agreement is terminable without penalty by the Trust on behalf of the Fund on 60 days' written notice when authorized either by a majority vote of the Fund's shareholders or by vote of a majority of the Board of Trustees, including a majority of the Independent Trustees, or by the Distributor on 60 days' written notice.  The distribution agreement will automatically terminate in the event of its "assignment" (as defined in the 1940 Act).

## Portfolio Transactions and Brokerage

Pursuant to the Advisory Agreement, the Adviser determines which securities are to be purchased and sold by the Fund and which broker-dealers are eligible to execute the Fund's portfolio transactions.  Purchases and sales of securities in the OTC market are generally executed directly with a market maker unless, in the opinion of the Adviser, a better price and execution may otherwise be obtained by using a broker for the transaction.

Purchases of portfolio securities for the Fund are effected through broker-dealers (including banks) that specialize in the types of securities that the Fund will hold, unless better execution is available elsewhere.  Dealers usually act as principal for their own accounts.  Purchases from dealers include a spread between the bid and the asked price.  If the execution and price offered by more than one dealer are comparable, the order may be allocated to a dealer that has provided research or other services as discussed below.

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In placing portfolio transactions, the Adviser uses reasonable efforts to choose broker-dealers capable of providing the services necessary to obtain the most favorable price and execution available. Such broker-dealers may include Oscar Gruss & Son Incorporated, an affiliate of the Adviser. During the fiscal period ended December 31, 2009, the Fund paid no brokerage commissions to Oscar Gruss & Son Incorporated. The full range and quality of services available are considered in making these determinations, such as the size of the order, the difficulty of execution, the operational facilities of the firm involved, the firm's risk in positioning a block of securities and other factors. In those instances in which it is reasonably determined that more than one broker-dealer offers the services needed to obtain the most favorable price and execution available, favorable consideration may be given to those broker-dealers that furnish or supply research and statistical information to the Adviser that it may lawfully and appropriately use in its investment advisory capacities, as well as those that provide other brokerage services in addition to execution services. The Adviser considers such information, which is in addition to and not in lieu of the services required to be performed by it under its Advisory Agreement with the Fund, to be useful in varying degree but of indeterminable value.

While it is the Fund's general policy to seek first to obtain the most favorable price and execution available in selecting a broker-dealer to execute portfolio transactions for the Fund, weight is also given to the ability of a broker-dealer to furnish brokerage and research services to the Fund or to the Adviser, even if the specific services are not directly useful to the Fund and may be useful to the Adviser in advising other clients. In negotiating commissions with a broker or evaluating the spread to be paid to a dealer, the Fund may pay a higher commission or spread than would be the case if no weight were given to the furnishing of these supplemental services, so long as the amount of the commission or spread has been determined in good faith by the Adviser to be reasonable in relation to the value of the brokerage or research services provided by the broker-dealer. The standard of reasonableness is measured in light of the Adviser's overall responsibilities to the Fund.

Investment decisions for the Fund may or may not be made independently from those of other client accounts. In certain instances, investment decisions are made similar to other accounts managed. In the case in which the Fund uses similar strategies, procedures have been implemented to ensure that trading allocations are handled fairly and comply with all appropriate rules and regulations. Nevertheless, it is possible that at times identical securities will be acceptable for both the Fund and one or more of such client accounts. In such event, the position of the Fund and such client accounts in the same issuer may vary, and the length of time that the Fund or another client may hold its investment in the same issuer may likewise vary. To the extent that any of these client accounts seek to acquire the same security as the Fund at the same time, the Fund may not be able to acquire as large a position in the security as it desires, or it may have to pay a higher price or to obtain a lower yield for such security. Similarly, the Fund may not be able to obtain as high a price for, or as large an execution of, an order to sell any particular security at the same time. If one or more of client accounts simultaneously purchase or sell the same security that the Fund is purchasing or selling, each day's transactions in the security are allocated between the Fund and all such client accounts in a manner deemed equitable by the Adviser, taking into account the respective sizes of the accounts and the amount being purchased or sold. In some cases this system may have a detrimental effect on the price or value of the security from the perspective of the Fund. In other cases, however, it is believed that the ability of the Fund to participate in volume transactions may produce better execution for the Fund. Notwithstanding the above, the Adviser may execute buy and sell orders for accounts and may take action in performance of its duties with respect to any of its accounts that may differ from actions taken with respect to another account, so long as the Adviser, to the extent practical, allocates investment opportunities to accounts, including the Fund, over a period of time on a fair and equitable basis and in accordance with applicable law.

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The Fund is required to identify any securities of its regular brokers or dealers that the Fund has acquired during its most recent fiscal year. No such securities have been acquired by the Fund. The Fund is also required to identify any brokerage transactions that were directed to a broker because of research services provided, along with the amount of any such transactions and any related commissions paid by the Fund.

For the fiscal period ended December 31, 2009, the Fund paid $255,443 in brokerage commissions. The Fund changed its fiscal year-end from May 31 to December 31, effective with the seven-month period ended December 31, 2009. For the fiscal period ended May 31, 2009, the Fund paid $409,384 in aggregate brokerage commissions. For the fiscal period ended May 31, 2008 (the period from the Fund's commencement on July 31, 2007 to May 31, 2008), the Fund paid $43,357 in aggregate brokerage commissions.

## Portfolio Turnover

Although the Fund generally will not invest for short-term trading purposes, portfolio securities may be sold without regard to the length of time they have been held when, in the opinion of the Adviser, investment considerations warrant such action. Portfolio turnover rate is calculated by dividing (1) the lesser of purchases or sales of portfolio securities for the fiscal year by (2) the monthly average of the value of portfolio securities owned during the fiscal year. A 100% turnover rate would occur if all the securities in the Fund's portfolio, with the exception of securities whose maturities at the time of acquisition were one year or less, were sold and either repurchased or replaced within one year. A high rate of portfolio turnover (100% or more) generally leads to higher commission and transaction costs, may result in a greater number of taxable transactions, and may generate capital gains that are required to be distributed to shareholders as short-term capital gains taxed at ordinary federal income tax rates (as high as 35%). To the extent that the Fund experiences an increase in brokerage commissions due to a higher portfolio turnover rate, the performance of the Fund could be negatively impacted by the increased expenses incurred by the Fund and may result in a greater number of taxable transactions.

Following are the portfolio turnover rates for the fiscal periods indicated below:

| Portfolio Turnover During Fiscal Periods Ended | |
|---|---|
| December 31, 2009 | May 31, 2009 |
| 78.10% | 226.79% |

[1] The Fund changed its fiscal year-end from May 31 to December 31, effective with the seven-month period ended December 31, 2009.

## Code of Ethics

The Fund, the Adviser and the Distributor have each adopted a code of ethics under Rule 17j-1 of the 1940 Act. These codes permit, subject to certain conditions, personnel of the Adviser and the Distributor to invest in securities that may be purchased or held by the Fund.

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**Proxy Voting Procedures**

The Board of Trustees has adopted proxy voting policies and procedures wherein the Trust has delegated to the Adviser the responsibility for voting proxies relating to portfolio securities held by the Fund as part of its investment advisory services, subject to the supervision and oversight of the Board of Trustees. The proxy voting policies of the Adviser are attached as *Appendix B*. Notwithstanding this delegation of responsibilities, the Fund retains the right to vote proxies relating to its portfolio securities. The fundamental purpose of the proxy voting policies is to ensure that each security is voted in a manner that reflects the best interest of the Fund and its shareholders, taking into account the value of the Fund's investments.

The actual voting records relating to portfolio securities during each 12-month period ended June 30 are available without charge, upon request, by calling toll-free to (800) SEC-0330 or by accessing the SEC's website at www.sec.gov.

**Anti-Money Laundering Compliance Program**

The Trust has established an Anti-Money Laundering Compliance Program (the "Program") as required by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act") and related anti-money laundering laws and regulations. To ensure compliance with these laws, the Program provides for the development of internal practices, procedures and controls, designation of anti-money laundering compliance officers, an ongoing training program and an independent audit function to determine the effectiveness of the Program. Kristin M. Cuene has been designated as the anti-money laundering officer of the Trust.

Procedures to implement the Program include, but are not limited to, determining that the Distributor and the Fund's transfer agent (the "Transfer Agent") have established proper anti-money laundering procedures, for reporting suspicious and/or fraudulent activity and a complete and thorough review of all new account applications. The Fund does not transact business with any person or entity whose identity cannot be adequately verified under the provisions of the USA PATRIOT Act.

As a result of the Program, the Fund may be required to freeze the account of a shareholder if the shareholder appears to be involved in suspicious activity or if certain account information matches information on government lists of known terrorists or other suspicious persons, or the Fund may be required to transfer the account or proceeds of the account to a governmental agency.

**Portfolio Holdings Information**

The Trust, on behalf of the Fund, has adopted portfolio holdings disclosure policies (the "Portfolio Holdings Policies") that govern the timing and circumstances of disclosure of portfolio holdings of the Fund. Information about the Fund's portfolio holdings are not distributed to any third party, except in accordance with the Portfolio Holdings Policies. The Adviser and the Board of Trustees have considered the circumstances under which the Fund's portfolio holdings may be disclosed under the Portfolio Holdings Policies. The Adviser and the Board of Trustees have also considered actual and potential material conflicts of interest that may arise in such circumstances between the interests of the Fund's shareholders and the interests of the Adviser, the Distributor or any other affiliated person of the Fund. After due consideration, the Adviser and the Board of Trustees have determined that the Fund has a legitimate business purpose for disclosing portfolio holdings to persons as described in the Portfolio Holdings Policies. The Board of Trustees has also authorized the Adviser or Trust officers to consider and authorize dissemination of portfolio holdings information to additional parties, after considering the best interests of the shareholders and potential conflicts of interest in making such disclosures.

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The Board of Trustees exercises continuing oversight of the disclosure of the Fund's portfolio holdings by (1) overseeing the implementation and enforcement of the Portfolio Holdings Policies, codes of ethics and other relevant policies of the Fund and its service providers by the Trust's CCO, (2) considering reports and recommendations by the CCO concerning any material compliance matters (as defined in Rule 38a-1 under the 1940 Act) and (3) considering whether to approve any amendments to the Portfolio Holdings Policies. The Board of Trustees reserves the right to amend the Portfolio Holdings Policies at any time without prior notice in its sole discretion.

Disclosure of the Fund's complete holdings is required to be made quarterly within 60 days following the end of each fiscal quarter, in the annual and semi-annual reports to Fund shareholders, and in the quarterly holdings report on Form N-Q. These reports are available, free of charge, on the EDGAR database on the SEC's website at www.sec.gov.

In the event of a conflict between the interests of the Fund and the interests of the Adviser or an affiliated person of the Adviser, the CCO of the Adviser, in consultation with the Trust's CCO, will make a determination in the best interests of the Fund and will report such determination to the Board of Trustees at the end of the calendar quarter in which such determination was made. Any employee of the Adviser who suspects a breach of this obligation is obligated to report the matter immediately to the Adviser's CCO or to his or her supervisor.

In addition, material nonpublic holdings information may be provided without lag as part of the normal investment activities of the Fund to each of the following entities which, by explicit agreement or by virtue of their respective duties to the Fund, are required to maintain the confidentiality of the information disclosed: the Administrator; the Fund's accountant; the Custodian; the Transfer Agent; the Fund's independent registered public accounting firm; counsel to the Fund or the trustees (current parties are identified in this SAI); broker-dealers (in connection with the purchase or sale of securities or requests for price quotations or bids on one or more securities); and regulatory authorities. Portfolio holdings information not publicly available through the SEC may only be provided to additional third parties, in accordance with the Portfolio Holdings Policies, when the Fund has a legitimate business purpose and the third-party recipient is subject to a confidentiality agreement. Portfolio holdings information may be separately provided to any person, including rating and ranking organizations such as Lipper and Morningstar, at the same time that it is filed with the SEC. Portfolio holdings disclosure may be approved under the Portfolio Holdings Policies by the Trust's CCO, Treasurer or President.

In no event will the Adviser, its affiliates or employees, or the Fund receive any direct or indirect compensation in connection with the disclosure of information about the Fund's portfolio holdings.

There can be no assurance that the Portfolio Holdings Policies and these procedures will protect the Fund from potential misuse of that information by individuals or entities to which it is disclosed.

## Determination of Net Asset Value

The NAV of the Fund's shares will fluctuate and is determined as of the close of trading on the New York Stock Exchange (the "NYSE") (generally 4:00 p.m., Eastern time) each business day. The NYSE annually announces the days on which it will not be open for trading. The most recent announcement indicates that it will not be open on New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. However, the NYSE may close on days not included in the announcement.

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The NAV per share is computed by dividing (1) the Fund's net assets (the value of the securities held by the Fund plus any cash or other assets (including interest and dividends accrued but not yet received) minus all liabilities (including accrued expenses)) by (2) the total number of shares in the Fund outstanding at such time.

$$\frac{\text{Net Assets}}{\text{Shares Outstanding}} = \text{Net Asset Value Per Share}$$

Generally, the Fund's investments are valued at market value or, in the absence of a market value, at fair value as determined in good faith by the Adviser and the Trust's Valuation Committee pursuant to procedures approved by or under the direction of the Board of Trustees.

The Fund's securities, including ADRs, that are traded on securities exchanges are valued at the last sale price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any reported sales, at the mean between the last available bid and asked price.

Securities that are traded on more than one exchange are valued on the exchange determined by the Adviser to be the primary market. Securities primarily traded on the NASDAQ Stock Market ("NASDAQ") are valued using the NASDAQ Official Closing Price ("NOCP"). If the NOCP is not available, such securities are valued at the last sale price on the day of valuation, or if there has been no sale on such day, at the mean between the bid and asked prices. OTC securities that are not traded on NASDAQ are valued at the most recent trade price.

Short-term debt obligations with remaining maturities in excess of 60 days are valued at current market prices, as discussed above. Short-term securities with 60 days or less remaining to maturity are, unless conditions indicate otherwise, amortized to maturity based on their cost to the Fund if acquired within 60 days of maturity or, if already held by the Fund on the sixtieth day, based on the value determined on the sixty-first day.

Exchange-traded options are valued at the composite price, using the National Best Bid and Offer quotes ("NBBO"). NBBO consists of the highest bid price and lowest ask price across any of the exchanges on which an option is quoted, thus providing a view across the entire U.S. options marketplace. Specifically, composite pricing looks at the last trades on the exchanges on which the options are traded. If there are no trades for the option on a given business day, composite option pricing calculates the mean of the highest bid price and lowest ask price across the exchanges where the option is traded.

All other assets of the Fund are valued in such manner as the Board of Trustees in good faith deems appropriate to reflect their fair value.

## Purchase and Redemption of Fund Shares

**Purchase of Shares**
Shares of the Fund are sold in a continuous offering and may be purchased on any business day through authorized intermediaries or directly from the Fund. The Fund may authorize one or more brokers to accept purchase orders on a shareholder's behalf. Brokers are authorized to designate intermediaries to accept orders on the Fund's behalf. An order is deemed to be received when an authorized broker or agent accepts the order.

Orders received by dealers other than authorized brokers or agents by the close of trading on the NYSE on a business day that are transmitted to the Fund by the close of the NYSE (generally 4:00 p.m., Eastern time) on that day will be effected at the NAV per share determined as of the close of trading on the NYSE on that day.  Otherwise, the orders will be processed at the next determined price.  It is the dealer's responsibility to transmit orders so that they will be received by the Fund before the close of the NYSE (generally 4:00 p.m., Eastern time).

**Purchase Requests Must Be Received in Good Order**
Your share price will be based on the next NAV per share calculated after the Transfer Agent or your authorized intermediary receives your purchase request in good order.  "Good order" means that your purchase request includes:

· the name of the Fund;

· the dollar amount of shares to be purchased;

· your account application or investment stub; and

· a check payable to Marketfield Fund.

All purchase requests received in good order before the close of the NYSE (generally 4:00 p.m., Eastern time) will be processed on that same day.  Purchase requests received after the close of the NYSE will be processed using the next business day's NAV per share.

**Redemption of Shares**
To redeem shares, shareholders may send a written request in good order to:

Marketfield Fund
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI  53201-0701
1-888-236-4298

A redemption request will be deemed in "good order" if it includes:

· the shareholder's name;

· the name of the Fund;

· the account number;

· the share or dollar amount to be redeemed; and

· signatures by all shareholders on the account (for written redemption requests with signature(s) guaranteed, if applicable).

Redemption proceeds will be sent to the address of record.  The Fund is not responsible for interest lost on redemption amounts due to lost or misdirected mail.  Signature guarantees may be obtained from banks and securities dealers *but not from a notary public*.  A signature guarantee of each owner is required in the following situations:

· if ownership is changed on your account;

· when redemption proceeds are payable or sent to any person, address or bank account not on record;

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- when written requests are made to wire redemption proceeds (if not previously authorized on the account);

- if a change of address request has been received by the Transfer Agent within the last 15 days; and

- for all redemptions in excess of $10,000 from any shareholder account.

Non-financial transactions, including establishing or modifying certain services on an account, may require a signature verification from a Signature Validation Program member or other acceptable form of authentication from a financial institution source.

In addition to the situations described above, the Fund and the Transfer Agent reserve the right to require a signature guarantee or other acceptable signature verification in other instances based on the circumstances relative to the particular situation.

The Fund and the Transfer Agent have adopted standards for accepting signature guarantees from banks and securities dealers. The Fund may elect in the future to limit eligible signature guarantors to institutions that are members of a signature guarantee program. The Fund and the Transfer Agent reserve the right to amend these standards at any time without notice.

**Redemption Fee**

As discussed in the Prospectus, the Fund assesses a 1.00% fee on the redemption of Fund shares held for 60 days or less. The Fund uses the first-in, first-out method to determine the 60-day holding period. Under this method, the date of the redemption will be compared to the earliest purchase date of shares held in the account. If this holding period is 60 days or less, the redemption fee will be assessed. This fee does not apply to Fund shares acquired through reinvested distributions of net investment income and capital gains and may not be applicable to certain qualified accounts held by financial intermediaries, as well as under other circumstances. The Fund reserves the right to change the terms and amount of the redemption fee upon at least 60 days' notice to shareholders.

**Redemption in Kind**

The Fund does not intend to redeem shares in any form except cash. The Trust, however, has filed a notice of election under Rule 18f-1 of the 1940 Act that allows the Fund to redeem in kind redemption requests of a certain amount. Specifically, if the amount you are redeeming during any 90-day period is in excess of the lesser of $250,000 or 1% of the NAV of the Fund, valued at the beginning of such period, the Fund has the right to redeem your shares by giving you the amount that exceeds $250,000 or 1% of the NAV of the Fund in securities instead of cash. If the Fund pays your redemption proceeds by a distribution of securities, you may incur brokerage or other charges in converting the securities to cash, and you will bear any market risks associated with such securities until they are converted into cash.

## Tax Matters

Each series of the Trust is treated as a separate entity for federal income tax purposes. The Fund, as a series of the Trust, intends to qualify and elect to be treated as a regulated investment company ("RIC") under Subchapter M of the Code as amended, provided that it complies with all applicable requirements regarding the source of its income, diversification of its assets and timing of distributions. If the Fund does not qualify as a RIC, it would be taxed as a corporation and, in such case, it would be more beneficial for a shareholder to own the Fund's underlying investments directly rather than though the Fund.

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To qualify as a RIC, the Fund must derive at least 90% of its gross income from "good income," which includes (1) dividends, interest, certain payments with respect to securities loans and gains from the sale or other disposition of stock or securities or foreign currencies and (2) other income (including but not limited to gains from options, futures or forward contracts) derived with respect to the Fund's business of investing in such stock, securities or currencies. Certain Fund investments may produce income that will not qualify as good income for the purposes of this annual gross income requirement. While proposed legislation would amend the Code to expand the types of investments that produce good income for RICs, it is unclear whether such legislation will be passed. For this, and other reasons, there can be no assurance that the Fund will satisfy all requirements to be taxed as a RIC under Subchapter M of the Code.

To meet the distribution requirements applicable to RICs, the Fund's policy is to distribute to its shareholders all of its net investment company taxable income and any net realized long-term capital gains for each fiscal year in a manner that complies with the distribution requirements of the Code, so that the Fund will not be subject to any federal income or excise taxes based on net income. If the Fund fails to distribute (or to be deemed to have distributed) by December 31 of each calendar year (1) at least 98% of its ordinary income for such year, (2) at least 98% of the excess of its realized capital gains over its realized capital losses for the 12-month period ending on October 31 during such year and (3) any amounts from the prior calendar year that were not distributed and on which the Fund paid no federal income tax, the Fund will be subject to a 4% excise tax. However, the Fund can give no assurances that its anticipated distributions will be sufficient to eliminate all taxes.

Net investment income generally consists of interest, dividends and short-term capital gains, less expenses. Net realized capital gains for a fiscal period are computed by taking into account any capital loss carryforward of the Fund.

Distributions of net investment income are taxable to shareholders as ordinary income. For individual shareholders, a portion of the distributions paid by the Fund may consist of qualified dividends eligible for taxation at the rate applicable to long-term capital gains to the extent the Fund designates the amount distributed as a qualified dividend and the shareholder meets certain holding period requirements with respect to his or her Fund shares. The current federal tax provisions applicable to "qualified dividends" are scheduled to expire for tax years beginning after December 31, 2010. In the case of corporate shareholders, a portion of the distributions may qualify for the intercorporate dividends-received deduction to the extent that the Fund designates the amount distributed as eligible for deduction and the shareholder meets certain holding period requirements with respect to his or her Fund shares. The aggregate amount so designated to either individuals or corporate shareholders may not, however, exceed the aggregate amount of such dividends received by the Fund for its taxable year. In view of the Fund's investment policies, it is expected that part of the distributions by the Fund may be eligible for the qualified dividend income treatment for individual shareholders and the dividends-received deduction for corporate shareholders.

Any long-term capital gain distributions are taxable to shareholders as long-term capital gains regardless of the length of time shares have been held. Capital gains distributions are not eligible for the qualified dividend income treatment or the dividends-received deduction referred to in the previous paragraph.

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Distributions of any net investment income and net realized capital gains are taxable as described above, whether received in shares or in cash. Shareholders who choose to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the NAV of a share on the reinvestment date. Distributions are generally taxable when received. However, distributions declared in October, November or December to shareholders of record on a date in such a month and paid the following January are taxable as if received on December 31. Distributions are includable in alternative minimum taxable income in computing a shareholder's liability for the alternative minimum tax.

A redemption or exchange of Fund shares may result in recognition of a taxable gain or loss. Any loss realized upon a redemption or exchange of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gains received on those shares. Any loss realized upon a redemption or exchange may be disallowed under certain wash sale rules to the extent that shares of the Fund are purchased (through reinvestment of distributions or otherwise) within 30 days before or after the redemption or exchange.

Except in the case of certain exempt shareholders, if a shareholder does not furnish the Fund with his or her correct taxpayer identification number and certain certifications or if the Fund receives notification from the Internal Revenue Service requiring back-up withholding, the Fund is required by federal law to withhold federal income tax from the shareholder's distributions and redemption proceeds, currently at a rate of 28% for U.S. residents.

Foreign taxpayers (including nonresident aliens) are generally subject to a flat withholding rate of 30% on U.S. source income. This withholding rate may be lower under the terms of a tax convention. While certain distributions of short-term capital gains and qualified interest income of the Fund were not subject to such withholding for tax years beginning prior to 2010, currently this legislation has not been extended to future years.

**The Most Recently Completed Tax Year**

During the Fund's most recently completed taxable year from June 1, 2009 to December 31, 2009 (the "Short Tax Year"), the Fund was taxable as a C corporation rather than as a RIC under the Code. The following discussion applies to the Short Tax Year. The Fund was not subject to the annual distribution requirements applicable to RICs, nor was it subject to the excise taxes that specifically apply to RICs. The Fund owed federal income taxes on its federal taxable income at the standard federal corporate income tax rates (up to 35% for 2009). The Fund did not distinguish, for the purpose of federal corporate income taxes, its net capital gains from its net investment income and owed taxes on such gains and income at the same tax rate. The Fund was not permitted to deduct any dividends paid to shareholders in computing its federal taxable income. As a C corporation, the Fund was eligible to use ordinary losses to offset net capital gains. Although the Fund, as a C corporation was generally eligible to carry forward and carry back net operating losses, such losses could not be carried back to any year that the Fund was taxable as a RIC, which included all prior tax years of the Fund. The Fund's net asset value per share was reduced by 1.6 cents by reason of the federal income taxes (not including any applicable state or local income taxes) that it paid for the Short Tax Year.

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The Adviser anticipates that the Fund will be taxable as a C corporation only for the Short Tax Year and will qualify as a RIC in 2010 and in future tax years.  To requalify as a RIC, the Fund (i) must have distributed all accumulated earnings and profits from any periods when the Fund was taxable as a C corporation, including the Short Tax Year, (ii) must elect to be taxed as a RIC by timely filing Form 1120-RIC for the 2010 tax year, and (iii) must meet the applicable Code requirements discussed above regarding the source of its income, the diversification of its assets, and the timing of its distributions.  For any future year in which the Fund does not qualify as a RIC, the Fund will once again be taxed as a C corporation.

The Fund will distribute these earnings and profits to shareholders before December 31, 2010, with any applicable statutory interest included with the distribution. The Fund will be unable to deduct the distribution of accumulated C corporation earnings and profits when computing its federal taxable income for 2010.

To requalify as a RIC, the Fund must distribute all earnings and profits from the Short Tax Year.  If the Fund fails to requalify as a RIC within two taxable years of the Short Tax Year (calendar years 2010 and 2011) but requalifies as a RIC in a later tax year, the Fund would be subject to special and complex tax rules that would generally require the Fund to recognize all built-in gains on assets held by the Fund immediately prior to requalifying as a RIC.  Generally, these rules would require the Fund either (i) to pay Fund-level corporate income taxes, during the ten-year period after requalifying as a RIC, on the disposition of any asset that was held by the Fund prior to requalification as a RIC or (ii) to elect to recognize all built-in gains (but not losses) immediately upon requalification as a RIC.

The Fund may continue to make investments that will not produce "good income" for the purposes of qualifying as a RIC under the Code.  While proposed legislation would amend the Code to expand the types of investments producing "good income" for RICs, it is unclear whether such legislation will become effective.  For this and other reasons, there can be no assurance that the Fund will satisfy all requirements to be taxed as a RIC.

This discussion and the related discussion in the Prospectus have been prepared by Fund management, and counsel to the Fund has expressed no opinion in respect thereof.

This section is not intended to be a full discussion of Federal tax laws and the effect of such laws on you. There may be other federal, state, foreign or local tax considerations for a particular shareholder.  You are urged to consult your own tax adviser.

## Distributions

The Fund receives income in the form of dividends and interest earned on its investments in securities.  This income, less the expenses incurred in its operations, is the Fund's net investment income, substantially all of which is distributed to the Fund's shareholders.

The amount of the Fund's distributions is dependent upon the amount of net investment income received by the Fund from its portfolio holdings, is not guaranteed and is subject to the discretion of the Board of Trustees.  The Fund does not pay interest or guarantee any fixed rate of return on an investment in its shares.

The Fund also may derive capital gains or losses in connection with sales or other dispositions of its portfolio securities.  Any net gain that the Fund may realize from transactions involving investments held less than the period required for long-term capital gain or loss recognition or otherwise producing short-term capital gains and losses (taking into account any carryover of capital losses from the eight previous taxable years), although a distribution from capital gains will be distributed to shareholders with and as a part of the distributions of net investment income giving rise to ordinary income.  If during any year the Fund realizes a net gain on transactions involving investments held for the period required for long-term capital gain or loss recognition or otherwise producing long-term capital gains and losses, the Fund will have a net long-term capital gain.  After deduction of the amount of any net short-term capital loss, the balance (to the extent not offset by any capital losses carried over from the eight previous taxable years) will be distributed and treated as long-term capital gains in the hands of the shareholders regardless of the length of time the Fund's shares may have been held by the shareholders.  For more information concerning applicable capital gains tax rates, consult your tax adviser.

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Any distribution paid by the Fund reduces the Fund's NAV per share on the date paid by the amount of the distribution per share.  Accordingly, a distribution paid shortly after a purchase of shares by a shareholder would represent, in substance, a partial return of capital (to the extent it is paid on the shares so purchased), even though it would be subject to income taxes.

Distributions are made in the form of additional shares of the Fund unless the shareholder has otherwise indicated.  Investors have the right to change their elections with respect to the reinvestment of distributions by notifying the Transfer Agent in writing.  However, any such change will be effective only as to distributions for which the record date is five or more business days after the Transfer Agent has received the written request.

**Financial Statements**
The Annual Report to Shareholders for the Fund dated December 31, 2009, including the financial statements, accompanying notes and report of the independent registered public accounting firm appearing therein, are incorporated by reference in this SAI.

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**APPENDIX A -- DESCRIPTION OF BOND RATINGS**

**SHORT-TERM RATINGS**

**Standard & Poor's Short-Term Issue Credit Ratings**

A Standard & Poor's issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs).  It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated.  The opinion evaluates the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.  The issue credit rating is not a recommendation to purchase, sell or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.

Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable.  Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information.  Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

Issue credit ratings can be either long term or short term.  Short-term ratings are generally assigned to those obligations considered short-term in the relevant market.  In the U.S., for example, that means obligations with an original maturity of no more than 365 days including commercial paper.  Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations.  The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating.  Medium-term notes are assigned long-term ratings.

**Short-Term Issue Credit Ratings**

**A-1**

A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's.  The obligor's capacity to meet its financial commitment on the obligation is strong.  Within this category, certain obligations are designated with a plus sign (+).  This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

**A-2**

A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories.  However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

**A-3**

A short-term obligation rated 'A-3' exhibits adequate protection parameters.  However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

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**B**

A short-term obligation rated 'B' is regarded as having significant speculative characteristics. Ratings of 'B-1', 'B-2', and 'B-3' may be assigned to indicate finer distinctions within the 'B' category. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

**B-1**

A short-term obligation rated 'B-1' is regarded as having significant speculative characteristics, but the obligor has a relatively stronger capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

**B-2**

A short-term obligation rated 'B-2' is regarded as having significant speculative characteristics, and the obligor has an average speculative-grade capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

**B-3**

A short-term obligation rated 'B-3' is regarded as having significant speculative characteristics, and the obligor has a relatively weaker capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

**C**

A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

**D**

A short-term obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

**Dual Ratings**

Standard & Poor's assigns "dual" ratings to all debt issues that have a put option or demand feature as part of their structure. The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature. The long-term rating symbols are used for bonds to denote the long-term maturity and the short-term rating symbols for the put option (for example, 'AAA/A-1+'). With U.S. municipal short-term demand debt, note rating symbols are used with the short-term issue credit rating symbols (for example, 'SP-1+/A-1+').

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**i**

This subscript is used for issues in which the credit factors, terms, or both, that determine the likelihood of receipt of payment of interest are different from the credit factors, terms or both that determine the likelihood of receipt of principal on the obligation. The 'i' subscript indicates that the rating addresses the interest portion of the obligation only. The 'i' subscript will always be used in conjunction with the 'p' subscript, which addresses likelihood of receipt of principal. For example, a rated obligation could be assigned ratings of "AAAp NRi" indicating that the principal portion is rated "AAA" and the interest portion of the obligation is not rated.

**L**

Ratings qualified with 'L' apply only to amounts invested up to federal deposit insurance limits.

**p**

This subscript is used for issues in which the credit factors, the terms, or both, that determine the likelihood of receipt of payment of principal are different from the credit factors, terms or both that determine the likelihood of receipt of interest on the obligation. The 'p' subscript indicates that the rating addresses the principal portion of the obligation only. The 'p' subscript will always be used in conjunction with the 'i' subscript, which addresses likelihood of receipt of interest. For example, a rated obligation could be assigned ratings of "AAAp NRi" indicating that the principal portion is rated "AAA" and the interest portion of the obligation is not rated.

**pi**

Ratings with a 'pi' subscript are based on an analysis of an issuer's published financial information, as well as additional information in the public domain. They do not, however, reflect in-depth meetings with an issuer's management and are therefore based on less comprehensive information than ratings without a 'pi' subscript. Ratings with a 'pi' subscript are reviewed annually based on a new year's financial statements, but may be reviewed on an interim basis if a major event occurs that may affect the issuer's credit quality.

**pr**

The letters 'pr' indicate that the rating is provisional. A provisional rating assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful, timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of or the risk of default upon failure of such completion. The investor should exercise his own judgment with respect to such likelihood and risk.

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**preliminary**

Preliminary ratings are assigned to issues, including financial programs, in the following circumstances.

· Preliminary ratings may be assigned to obligations, most commonly structured and project finance issues, pending receipt of final documentation and legal opinions. Assignment of a final rating is conditional on the receipt and approval by Standard & Poor's of appropriate documentation. Changes in the information provided to Standard & Poor's could result in the assignment of a different rating. In addition, Standard & Poor's reserves the right not to issue a final rating.

· Preliminary ratings are assigned to Rule 415 Shelf Registrations. As specific issues, with defined terms, are offered from the master registration, a final rating may be assigned to them in accordance with Standard & Poor's policies. The final rating may differ from the preliminary rating.

**t**

This symbol indicates termination structures that are designed to honor their contracts to full maturity or, should certain events occur, to terminate and cash settle all their contracts before their final maturity date.

**Unsolicited**

Unsolicited ratings are those credit ratings assigned at the initiative of Standard & Poor's and not at the request of the issuer or its agents.

Inactive Qualifiers (No longer applied or outstanding)

**\***

This symbol indicated continuance of the ratings is contingent upon Standard & Poor's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows. Discontinued use in August 1998.

**c**

This qualifier was used to provide additional information to investors that the bank may terminate its obligation to purchase tendered bonds if the long-term credit rating of the issuer is below an investment-grade level and/or the issuer's bonds are deemed taxable. Discontinued use in January 2001.

**q**

A 'q' subscript indicates that the rating is based solely on quantitative analysis of publicly available information. Discontinued use in April 2001.

**r**

The 'r' modifier was assigned to securities containing extraordinary risks, particularly market risks that are not covered in the credit rating. The absence of an 'r' modifier should not be taken as an indication that an obligation will not exhibit extraordinary non-credit related risks. Standard & Poor's discontinued the use of the 'r' modifier for most obligations in June 2000 and for the balance of obligations (mainly structured finance transactions) in November 2002.

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**Local Currency and Foreign Currency Risks**

Country risk considerations are a standard part of Standard & Poor' analysis for credit ratings on any issuer or issue. Currency of repayment is a key factor in this analysis. An obligor's capacity to repay foreign currency obligations may be lower than its capacity to repay obligations in its local currency due to the sovereign government's own relatively lower capacity to repay external versus domestic debt. These sovereign risk considerations are incorporated in the debt ratings assigned to specific issues. Foreign currency issuer ratings are also distinguished from local currency issuer ratings to identify those instances where sovereign risks make them different for the same issuer.


**Moody's Short-Term Debt Ratings**


**Short-Term Ratings**

Moody's short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments. Such obligations generally have an original maturity not exceeding thirteen months, unless explicitly noted.

Moody's employs the following designations to indicate the relative repayment ability of rated issuers:

**P-1**

Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

**P-2**

Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

**P-3**

Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

**NP**

Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

**Note:** Canadian issuers rated P-1 or P-2 have their short-term ratings enhanced by the senior-most long-term rating of the issuer, its guarantor or support-provider.

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## Short-term vs. Long-term Ratings

| Long Term | | Short Term |
|---|---|---|
| **Investment Grade** | Aaa | |
| | Aa1 | |
| | Aa2 | |
| | Aa3 | Prime-1 |
| | A1 | |
| | A2 | |
| | A3 | Prime-2 |
| | Baa1 | |
| | Baa2 | Prime-3 |
| | Baa3 | |
| **Speculative Grade** | Ba1 | |
| | Ba2 | |
| | Ba3 | |
| | B1 | |
| | B2 | |
| | B3 | Not Prime |
| | Caa1 | |
| | Caa2 | |
| | Caa3 | |
| | Ca | |
| | C | |

**LONG-TERM RATINGS**

**Standard & Poor's Long-Term Issue Credit Ratings**

**Long-Term Issue Credit Ratings**

Issue credit ratings are based, in varying degrees, on the following considerations:

· Likelihood of payment capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

· Nature of and provisions of the obligation;

· Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

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**AAA**

An obligation rated 'AAA' has the highest rating assigned by Standard & Poor's.  The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

**AA**

An obligation rated 'AA' differs from the highest-rated obligations only to a small degree.  The obligor's capacity to meet its financial commitment on the obligation is very strong.

**A**

An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories.  However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

**BBB**

An obligation rated 'BBB' exhibits adequate protection parameters.  However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

**BB, B, CCC, CC, and C**

Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics.  'BB' indicates the least degree of speculation and 'C' the highest.  While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

**BB**

An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues.  However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

**B**

An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation.  Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

**CCC**

An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.  In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

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**CC**

An obligation rated ‘CC’ is currently highly vulnerable to nonpayment.

**C**

A ‘C’ rating is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the ‘C’ rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument’s terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

**D**

An obligation rated ‘D’ is in payment default. The ‘D’ rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized. An obligation’s rating is lowered to “D” upon completion of a distressed exchanged offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is les than par.

**Plus (+) or minus (-)**

The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

**NR**

This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

Active Qualifiers (Currently applied and/or outstanding)

---

**i**

This subscript is used for issues in which the credit factors, terms, or both, that determine the likelihood of receipt of payment of interest are different from the credit factors, terms or both that determine the likelihood of receipt of principal on the obligation. The ‘i’ subscript indicates that the rating addresses the interest portion of the obligation only. The ‘i’ subscript will always be used in conjunction with the ‘p’ subscript, which addresses likelihood of receipt of principal. For example, a rated obligation could be assigned ratings of “AAAp NRi” indicating that the principal portion is rated “AAA” and the interest portion of the obligation is not rated.

**L**

Ratings qualified with ‘L’ apply only to amounts invested up to federal deposit insurance limits.

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**p**

This subscript is used for issues in which the credit factors, the terms, or both, that determine the likelihood of receipt of payment of principal are different from the credit factors, terms or both that determine the likelihood of receipt of interest on the obligation.  The 'p' subscript indicates that the rating addresses the principal portion of the obligation only.  The 'p' subscript will always be used in conjunction with the 'i' subscript, which addresses likelihood of receipt of interest.  For example, a rated obligation could be assigned ratings of "AAAp NRi" indicating that the principal portion is rated "AAA" and the interest portion of the obligation is not rated.

**pi**

Ratings with a 'pi' subscript are based on an analysis of an issuer's published financial information, as well as additional information in the public domain.  They do not, however, reflect in-depth meetings with an issuer's management and are therefore based on less comprehensive information than ratings without a 'pi' subscript. Ratings with a 'pi' subscript are reviewed annually based on a new year's financial statements, but may be reviewed on an interim basis if a major event occurs that may affect the issuer's credit quality.

**pr**

The letters 'pr' indicate that the rating is provisional.  A provisional rating assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful, timely completion of the project.  This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of or the risk of default upon failure of such completion.  The investor should exercise his own judgment with respect to such likelihood and risk.

**preliminary**

Preliminary ratings are assigned to issues, including financial programs, in the following circumstances.

· Preliminary ratings may be assigned to obligations, most commonly structured and project finance issues, pending receipt of final documentation and legal opinions.  Assignment of a final rating is conditional on the receipt and approval by Standard & Poor's of appropriate documentation.  Changes in the information provided to Standard & Poor's could result in the assignment of a different rating.  In addition, Standard & Poor's reserves the right not to issue a final rating.

· Preliminary ratings are assigned to Rule 415 Shelf Registrations.  As specific issues, with defined terms, are offered from the master registration, a final rating may be assigned to them in accordance with Standard & Poor' policies.  The final rating may differ from the preliminary rating.

**t**

This symbol indicates termination structures that are designed to honor their contracts to full maturity or, should certain events occur, to terminate and cash settle all their contracts before their final maturity date.

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**unsolicited**

Unsolicited ratings are those credit ratings assigned at the initiative of Standard & Poor' and not at the request of the issuer or its agents.

Inactive Qualifiers (No longer applied or outstanding)

---

\*

This symbol indicated continuance of the ratings is contingent upon Standard & Poor's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows. Discontinued use in August 1998.

**c**

This qualifier was used to provide additional information to investors that the bank may terminate its obligation to purchase tendered bonds if the long-term credit rating of the issuer is below an investment-grade level and/or the issuer' bonds are deemed taxable. Discontinued use in January 2001.

**q**

A 'q' subscript indicates that the rating is based solely on quantitative analysis of publicly available information. Discontinued use in April 2001.

**r**

The 'r' modifier was assigned to securities containing extraordinary risks, particularly market risks, that are not covered in the credit rating. The absence of an 'r' modifier should not be taken as an indication that an obligation will not exhibit extraordinary non-credit related risks. Standard & Poor's discontinued the use of the 'r' modifier for most obligations in June 2000 and for the balance of obligations (mainly structured finance transactions) in November 2002.

**Local Currency and Foreign Currency Risks**

Country risk considerations are a standard part of Standard & Poor's analysis for credit ratings on any issuer or issue. Currency of repayment is a key factor in this analysis. An obligor's capacity to repay foreign currency obligations may be lower than its capacity to repay obligations in its local currency due to the sovereign government's own relatively lower capacity to repay external versus domestic debt. These sovereign risk considerations are incorporated in the debt ratings assigned to specific issues. Foreign currency issuer ratings are also distinguished from local currency issuer ratings to identify those instances where sovereign risks make them different for the same issuer.

**Moody's Long-Term Debt Ratings**

**Long-Term Obligation Ratings**

Moody's long-term obligation ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default.

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**Moody's Long-Term Rating Definitions:**

**Aaa**

Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.

**Aa**

Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

**A**

Obligations rated A are considered upper-medium grade and are subject to low credit risk.

**Baa**

Obligations rated Baa are subject to moderate credit risk.  They are considered medium-grade and as such may possess certain speculative characteristics.

**Ba**

Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.

**B**

Obligations rated B are considered speculative and are subject to high credit risk.

**Caa**

Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.

**Ca**

Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

**C**

Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

**Note:** Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa.  The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

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# MUNICIPAL NOTE RATINGS

### Standard & Poor's Note Ratings

**Short-Term Notes**

A Standard & Poor's U.S. municipal note rating reflects the liquidity factors and market access risks unique to notes.  Notes due in three years or less will likely receive a note rating.  Notes maturing beyond three years will most likely receive a long-term debt rating.  The following criteria will be used in making that assessment:

· Amortization schedule - the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

· Source of payment - the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

Note rating symbols are as follows:

**SP-1**

Strong capacity to pay principal and interest.  An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

**SP-2**

Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

**SP-3**

Speculative capacity to pay principal and interest.

### Moody's MIG/VMIG Ratings U.S. Short-Term Ratings

**US Municipal Short-Term Debt And Demand Obligation Ratings**

**Short-Term Debt Ratings**

There are three rating categories for short-term municipal obligations that are considered investment grade.  These ratings are designated as Municipal Investment Grade (MIG) and are divided into three levels -- MIG 1 through MIG 3.  In addition, those short-term obligations that are of speculative quality are designated SG, or speculative grade.  MIG ratings expire at the maturity of the obligation.

**MIG 1**

This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

**MIG 2**

This designation denotes strong credit quality.  Margins of protection are ample, although not as large as in the preceding group.

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A-12

**MIG 3**

This designation denotes acceptable credit quality.  Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

**SG**

This designation denotes speculative-grade credit quality.  Debt instruments in this category may lack sufficient margins of protection.

**Demand Obligation Ratings**

In the case of variable rate demand obligations (VRDOs), a two-component rating is assigned; a long or short-term debt rating and a demand obligation rating.  The first element represents Moody's evaluation of the degree of risk associated with scheduled principal and interest payments.  The second element represents Moody's evaluation of the degree of risk associated with the ability to receive purchase price upon demand ("demand feature"), using a variation of the MIG rating scale, the Variable Municipal Investment Grade or VMIG rating.

When either the long- or short-term aspect of a VRDO is not rated, that piece is designated NR, e.g., Aaa/NR or NR/VMIG 1.

VMIG rating expirations are a function of each issue's specific structural or credit features.

**VMIG 1**

This designation denotes superior credit quality.  Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

**VMIG 2**

This designation denotes strong credit quality.  Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

**VMIG 3**

This designation denotes acceptable credit quality.  Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

**SG**

This designation denotes speculative-grade credit quality.  Demand features rated in this category may be supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.

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**APPENDIX B -- PROXY VOTING POLICIES OF THE ADVISOR**

**General Policies and Procedures for Accounts**

The Company exercises a voice on behalf of its clients in matters of corporate governance through the proxy-voting process. The procedures described here apply to all proxy-voting matters over which the Company has voting authority, including changes in corporate governance structures, the adoption or amendment of compensation plans (including stock options), and matters involving social issues. The CCO monitors all proxy voting.

In developing this policy and these procedures, the Company considered numerous risks associated with its voting of client proxies. This analysis includes risks such as:

- Proxies may not be voted in the best interests of clients;

- Proxies may not be identified and voted in a timely manner;

- Conflicts between the interests of the Company and its clients may not be identified; and

- Proxy-voting records and client requests to review proxy votes may not be maintained.

**Client Instructions and Requests**

The decision of any client to retain proxy-voting authority or any specific instructions with respect to proxy voting would be documented in the investment advisory agreement between the Company and the client. To date, all clients have granted the Company the exclusive right to vote proxies on their behalf.

Upon request by a client or investor, the Company promptly provides a copy of its proxy-voting policies and procedures and a list of securities voted and votes taken with respect to the securities in a Fund or an Account since this policy was adopted or during some relevant subsequent period.

**Conflicts of Interest**

The Company is in the investment advisory business. The Company does not engage in any investment banking or corporate finance activity, nor does it produce research for publication. In general, Company personnel are not permitted to take positions in their personal securities trading that are contrary to the positions taken by the Company in the same securities. Therefore, it is unlikely that conflicts will arise very frequently in the proxy-voting context.

Nevertheless, conflicts may arise. For example, a conflict may arise (1) if the Company were to manage a portfolio for a proxy issuer or its senior officers or directors and also own the securities of that company in its portfolios, (2) if any Company personnel has a familial or personal relationship with a senior executive or board member of a proxy issuer or with persons or entities making a shareholder proposal requiring a vote of a company whose securities are held in a Company portfolio, or (3) in the very rare occurrence, if the Company has a representative on the board of directors of a proxy issuer.

Company personnel should be aware of the potential for conflicts when considering proxy voting. If a potential for conflict is perceived, the CCO should be consulted.

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**Procedures for Conflicts of Interest**

In the event that a conflict arises between the interests of the Company or its personnel and its clients, the Company uses the following procedures:

- If the perceived conflict of interest involves a principal of the Company, the CCO consults with the non-conflicted principals to determine whether the conflict is material to the particular proxy issues being considered. If it is determined that the conflict is material, the conflicted principal will not communicate with any other principal about the proxy issue. The remaining principal or principals will decide how to vote the proxy and will relay the decision to the CCO. Company personnel will process the vote in the customary manner and will retain a written record of the perceived conflict of interest, the recusal of the conflicted principal and the resulting vote.

- If the perceived conflict of interest involves the Company, the CCO determines whether the conflict is material. If it is determined that the conflict is material, the Company will have no further input on the particular proxy vote. In this case, the Company will cause the proxies to be "mirror voted" in the same proportion as the votes of other proxy holders whose securities are not held a Fund or an Account.

**Commonly Raised Proxy Issues**

The Company is diligent regarding the voting process and the rights of shareholders to influence the management of companies, when appropriate. In evaluating proxy issues, Company personnel may consider information from many sources, including the research analysts covering the particular securities, the management of the company presenting a proposal, shareholder groups, and independent proxy-research services. Subject to the limitations described above, the principals have the right to make final decisions on proxy-voting issues. The following general guidelines apply with respect to common issues raised in proxy statements.

*Election of Board of Directors.* The Company generally supports the election of directors that result in a board with a majority of independent directors. The Company generally withholds votes for non-independent directors who serve on the audit, compensation or nominating committees of the board. The Company holds directors accountable for the actions of the committees on which they serve. For example, the Company generally withholds votes for nominees who approve or propose arrangements that the Company believes would diminish shareholder value. The Company generally votes in favor of efforts to ensure that shareholders elect a full slate of directors at each annual shareholder meeting.

*Approval of Independent Auditors.* The Company generally votes against proposed auditors whose non-audit work consists of what the Company believes to be a material amount of the total fees paid by the issuer to an audit firm. The Company evaluates on a case-by-case basis instances in which the audit firm has a substantial non-audit relationship with an issuer, regardless of the amount of the audit fee, to determine whether the Company believes that independence has been compromised. If the Company believes that auditor independence has been compromised, it votes against the auditor.

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*Executive Compensation.* The Company generally supports measures intended to increase long-term securities ownership by executives, including features that require corporate officers to hold securities of the issuer or that require securities acquired as the result of option exercises to be held for a period of time. The Company generally supports expensing the fair value of option grants. The Company generally votes against option plans that, in light of all other existing compensation plans of the issuer, the Company believes would directly or indirectly result in material dilution of shareholder interests, such as the ability to re-price "underwater" options, the issuance of options with an exercise price below the current market price of the securities, the issuance of reload options, the ability to reward management as a result of a takeover attempt, golden parachutes, and automatic share replenishment features.

*Corporate Structure and Shareholder Rights.* The Company generally supports proposals to remove super-majority voting requirements and generally votes against proposals to impose super-majority requirements. The Company generally votes for proposals to lower barriers to shareholder action and against proposals that limit rights to call special meetings, limit rights to act by written consent, or stagger boards.

The Company generally votes against proposals for a separate class of securities with disparate voting rights. Due to longstanding custom and practice, these features are more common in foreign markets. Although the Company may make investments in companies that have disparate voting rights, the Company generally votes to eliminate them when the issue is presented.

The Company generally votes for proposals to subject shareholder rights plans, such as poison pills, to a shareholder vote. The Company generally votes against these plans unless the principals of the Company are convinced that the long-term interests of shareholders would benefit from instituting the plan.

The Company generally votes against proposals that make it more difficult for an issuer to be acquired by outsiders and in favor of proposals that do the opposite. The Company believes that corporate management should be at all times subject to, and not insulated from, the incentives and punishments of the market.

*Increase in Authorized Capital.* There are many business reasons for an issuer to increase its authorized capital, including general corporate purposes and to raise new investment capital for acquisitions, stock splits, recapitalizations or debt restructurings. New issues may provide flexibility to issuers because the securities may be issued quickly without further shareholder approval in connection with financings or acquisitions. The Company generally votes for proposals to increase authorized capital, absent unusual circumstances. Generally, the Company does not oppose proposals to authorize the issuance of preferred stock but scrutinizes any proposal that gives the board of directors the authority to assign disproportionate voting rights when the preferred stock is issued.

*Jurisdiction of Incorporation.* The Company generally votes against proposals to move an issuer to a jurisdiction less favorable to shareholder interests.

*Social Policy.* The Company believes that ordinary business matters are primarily the responsibility of management. Proposals that present social policy issues typically request that a company disclose or amend its business practices. The Company generally votes against social policy proposals, though it may make exceptions if it believes that the proposal has important beneficial economic implications for the issuer.

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**Class Action Lawsuits**

As a fiduciary, the Company has a duty to act with the highest obligation of good faith, loyalty, fair dealing, and due care. When a recovery is achieved in a class action, those who owned securities in the issuer subject to the action have the option either to opt out of the class action and pursue their own remedy or to participate in the recovery achieved through the class action. Collecting the recovery involves submission of a proof of claim to the claims administrator. After the claims administrator receives all proofs of claim, it disburses the money from the settlement fund to those with valid claims.

If the Company receives class-action documents for an Account, it forwards any information that it has to the client to enable the client to file a proof of claim in its discretion. The Company does not file class actions on behalf of its clients.

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**TRUST FOR PROFESSIONAL MANAGERS**
**PART C**
**(MARKETFIELD FUND)**

**OTHER INFORMATION**

**Item 28. Exhibits.**

| | | | |
|---|---|---|---|
| (a) | | | Charter Documents. |
| | (i) | (A) | Restated Certificate of Trust dated February 8, 2008 was previously filed with Registrant's Post-Effective Amendment No. 84 to its Registration Statement on Form N-1A on April 18, 2008, and is herein incorporated by reference. |
| | | (B) | Amended and Restated Declaration of Trust dated May 13, 2009 was previously filed with Registrant's Post-Effective Amendment No. 140 to its Registration Statement on Form N-1A on June 22, 2009, and is herein incorporated by reference. |
| (b) | | | By-Laws. |
| | (i) | | Amended and Restated By-Laws dated May 13, 2009 was previously filed with Registrant's Post-Effective Amendment No. 140 to its Registration Statement on Form N-1A on June 22, 2009, and is herein incorporated by reference. |
| (c) | | | Instruments Defining Rights of Security Holders are incorporated by reference into the Registrant's Agreement and Declaration of Trust and By-Laws. |
| (d) | | | Amended and Restated Investment Advisory Agreement dated August 26, 2009 was previously filed with Registrant's Post-Effective Amendment No. 162 to its Registration Statement on Form N-1A on November 9, 2009, and is herein incorporated by reference. |
| (e) | | | Distribution Agreement dated June 26, 2007 was previously filed with Registrant's Post-Effective Amendment No. 60 to its Registration Statement on Form N-1A on July 24, 2007, and is herein incorporated by reference. |
| (f) | | | Bonus or Profit Sharing Contracts – Not Applicable. |
| (g) | | | Custody Agreement dated June 26, 2007 was previously filed with Registrant's Post-Effective Amendment No. 60 to its Registration Statement on Form N-1A on July 24, 2007, and is herein incorporated by reference. |
| (h) | | | Other Material Contracts. |
| | (i) | | Fund Administration Servicing Agreement dated June 26, 2007 was previously filed with Registrant's Post-Effective Amendment No. 60 to its Registration Statement on Form N-1A on July 24, 2007, and is herein incorporated by reference. |
| | (ii) | | Transfer Agent Servicing Agreement dated June 26, 2007 was previously filed with Registrant's Post-Effective Amendment No. 60 to its Registration Statement on Form N-1A on July 24, 2007, and is herein incorporated by reference. |
| | (iii) | | Fund Accounting Servicing Agreement dated June 26, 2007 was previously filed with Registrant's Post-Effective Amendment No. 60 to its Registration Statement on Form N-1A on July 24, 2007, and is herein incorporated by reference. |
| | (iv) | (A) | Power of Attorney dated January 18, 2010 was previously filed with Registrant's Post-Effective Amendment No. 174 to its Registration Statement on Form N-1A on January 26, 2010, and is herein incorporated by reference. |
| | (v) | | Amended and Restated Operating Expense Limitation Agreement dated August 26, 2009 was previously filed with Registrant's Post-Effective Amendment No. 162 to its Registration Statement on Form N-1A November 9, 2009, and is incorporated herein by reference. |
| (i) | | | Legal Opinions. |
| | (i) | | Opinion and Consent of Counsel dated July 23, 2007 was previously filed with Registrant's Post-Effective Amendment No. 60 to its Registration Statement on Form N-1A on July 24, 2007, and is incorporated herein by reference. |
| | (ii) | | Consent of Counsel — filed herewith. |

| (j) | | Other Opinions. |
| | (i) | Consent of Independent Registered Public Accounting Firm – filed herewith. |
| (k) | | Omitted Financial Statements – Not Applicable. |
| (l) | | Agreement Relating to Initial Capital dated August 22, 2001 was previously filed with Registrant's Post-Effective Amendment No. 2 to its Registration Statement on Form N-1A on December 19, 2003, and is incorporated herein by reference. |
| (m) | | Rule 12b-1 Plan – Not Applicable. |
| (n) | | Rule 18f-3 Plan – Not Applicable. |
| (o) | | Reserved. |
| (p) | | Code of Ethics. |
| | (i) | Code of Ethics for Registrant, Fund and Adviser dated October 23, 2009 was previously filed with Registrant's Post-Effective Amendment No. 162 to its Registration Statement on Form N-1A on November 9, 2009, and is incorporated herein by reference. |
| | (ii) | Code of Ethics for Principal Underwriter dated September 1, 2005 was previously filed with Registrant's Post-Effective Amendment No. 38 to its Registration Statement on Form N-1A on December 14, 2006, and is incorporated herein by reference. |

**Item 29.        Persons Controlled by or Under Common Control with Registrant.**

No person is directly or indirectly controlled by or under common control with the Registrant.

**Item 30.        Indemnification.**

Reference is made to Article X of the Registrant's Declaration of Trust.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, the Registrant furnishes the following undertaking:  "Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue."

**Item 31.        Business and Other Connections of Investment Adviser.**

Marketfield Asset Management, LLC (the "Adviser") serves as the investment adviser for Marketfield Fund (the "Fund").  The principal business address of the Adviser is 292 Madison Avenue, 14th Floor, New York, NY 10017.  With respect to the Adviser, the response to this Item is incorporated by reference to the Adviser's Uniform Application for Investment Adviser Registration ("Form ADV") on file with the Securities and Exchange Commission ("SEC") and dated January 22, 2010.  The Adviser's Form ADV may be obtained, free of charge, at the SEC's website at www.adviserinfo.sec.gov.

**Item 32.     Principal Underwriter.**

(a)     Quasar Distributors, LLC, the Registrant's principal underwriter, acts as principal underwriter for the following investment companies:

| | |
|---|---|
| Academy Funds Trust | Keystone Mutual Funds |
| Advisors Series Trust | Kiewit Investment Fund, LLLP |
| Allied Asset Advisors Funds | Kirr Marbach Partners Funds, Inc. |
| Alpine Equity Trust | LKCM Funds |
| Alpine Income Trust | Masters' Select Funds Trust |
| Alpine Series Trust | Matrix Advisors Value Fund, Inc. |
| Artio Global Funds | Monetta Fund, Inc. |
| Brandes Investment Trust | Monetta Trust |
| Brandywine Blue Funds, Inc. | MP63 Fund, Inc. |
| Bridges Investment Fund, Inc. | Nicholas Family of Funds, Inc. |
| Buffalo Funds | Permanent Portfolio Family of Funds, Inc. |
| Country Mutual Funds Trust | Perritt Funds, Inc. |
| Empiric Funds, Inc. | Perritt Microcap Opportunities Fund, Inc. |
| Evermore Funds Trust | PineBridge Mutual Funds |
| First American Funds, Inc. | PRIMECAP Odyssey Funds |
| First American Investment Funds, Inc. | Professionally Managed Portfolios |
| First American Strategy Funds, Inc. | Prospector Funds, Inc. |
| Fort Pitt Capital Funds | Purisima Funds |
| Glenmede Fund, Inc. | Quaker Investment Trust |
| Glenmede Portfolios | Rainier Investment Management Mutual Funds |
| Greenspring Fund, Inc. | RBC Funds Trust |
| Guinness Atkinson Funds | Rockland Funds Trust |
| Harding Loevner Funds, Inc. | Thompson Plumb Funds, Inc. |
| Hennessy Funds Trust | TIFF Investment Program, Inc. |
| Hennessy Funds, Inc. | Trust for Professional Managers |
| Hennessy Mutual Funds, Inc. | USA Mutuals Funds |
| Hennessy SPARX Funds Trust | Wall Street Fund |
| Hotchkis and Wiley Funds | Wexford Trust |
| Intrepid Capital Management Funds Trust | Wisconsin Capital Funds, Inc. |
| Jacob Funds, Inc. | WY Funds |
| Jensen Funds | |

(b)    To the best of Registrant's knowledge, the directors and executive officers of Quasar Distributors, LLC are as follows:

| Name and Principal Business Address | Position and Offices with Quasar Distributors, LLC | Positions and Offices with Registrant |
|---|---|---|
| James R. Schoenike[1] | President, Board Member | None |
| Andrew M. Strnad[2] | Secretary | None |
| Joe D. Redwine[1] | Board Member | None |
| Robert Kern[1] | Board Member | None |
| Eric W. Falkeis[1] | Board Member | None |
| Susan LaFond[1] | Treasurer | None |
| Teresa Cowan[1] | Assistant Secretary | None |

[1] This individual is located at 615 East Michigan Street, Milwaukee, Wisconsin, 53202.
[2] This individual is located at 6602 East 75th Street, Indianapolis, Indiana, 46250.

(c)    Not applicable.

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**Item 33.**     **Location of Accounts and Records.**

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 are maintained in the following locations:

| **Records Relating to:** | **Are located at:** |
|---|---|
| Registrant's Fund Administrator, Fund Accountant and Transfer Agent | U.S. Bancorp Fund Services, LLC<br>615 East Michigan Street<br>Milwaukee, WI  53202 |
| Investment Adviser to Marketfield Fund | Marketfield Asset Management, LLC<br>292 Madison Avenue, 14th Floor<br>New York, NY 10017 |
| Registrant's Custodian | U.S. Bank, National Association<br>1555 North River Center Drive, Suite 302<br>Milwaukee, WI 53212 |
| Registrant's Distributor | Quasar Distributors, LLC<br>615 East Michigan Street<br>Milwaukee, WI  53202 |

**Item 34.**     **Management Services.**

All management-related service contracts entered into by Registrant are discussed in Parts A and B of this Registration Statement.

**Item 35.**     **Undertakings.**

The Registrant hereby undertakes to furnish each person to whom a Prospectus for one or more of the series of the Registrant is delivered with a copy of the relevant latest annual report to shareholders, upon request and without charge.

**SIGNATURES**

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 190 to its Registration Statement on Form N-1A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee and State of Wisconsin, on the 30th day of April, 2010.

TRUST FOR PROFESSIONAL MANAGERS

By: /s/ John P. Buckel
John P. Buckel
Vice President and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on April 30, 2010 by the following persons in the capacities indicated.

| Signature | Title |
| --- | --- |
| Joseph C. Neuberger*<br>Joseph C. Neuberger | Chairperson, President and Trustee |
| Dr. Michael D. Akers*<br>Dr. Michael D. Akers | Independent Trustee |
| Gary A. Drska*<br>Gary A. Drska | Independent Trustee |
| Jonas B. Siegel*<br>Jonas B. Siegel | Independent Trustee |

By /s/ John P. Buckel
John P. Buckel
*Attorney-in-Fact pursuant to Power of Attorney previously filed with Registrant's Post-Effective Amendment No. 174 to its Registration Statement on Form N-1A with the SEC on January 26, 2010, and is incorporated by reference.

**EXHIBIT INDEX**

| Exhibit | Exhibit No. |
|---|---|
| Consent of Counsel | EX.99.i.ii. |
| Consent of Independent Registered Public Accounting Firm | EX.99.j.i. |

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